UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2020

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec City, Quebec, Canada  G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒	Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Independent Auditor's Report
Consolidated Balance Sheets
Consolidated Statements of Earnings
Consolidated Statements of Comprehensive Loss
Consolidated Statements of Changes in Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Cover Letter
Notice of Annual Meeting of Shareholders
Form of Proxy
Management Proxy Circular

In November 2020, EXFO Inc., a Canadian corporation, issued its annual audited financial statements and management’s discussion and analysis thereof for its fiscal year ended August 31, 2020. At the same time, it also issued a cover letter, its notice of its annual shareholders’ meeting, its form of proxy and its management proxy circular. This report of Form 6-K sets forth said documents.

The Form 6-K containing the Corporation’s annual audited financial statements and management’s discussion and analysis for its fiscal year ended August 31, 2020, a cover letter, its notice of annual shareholders’ meeting, its form of proxy and its management proxy circular are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Philippe Morin Name: Philippe Morin Title: Chief Executive Officer

Date: November 25, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
EXFO Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of EXFO Inc. and its subsidiaries (together, the Company) as of August 31, 2020 and 2019, and the related consolidated statements of earnings, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2020, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of August 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2020 and 2019, and its financial performance and its cash flows for each of the three years in the period ended August 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Change in accounting principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases on September 1, 2019.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b) of the Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

     PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
    1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
    T: +1 514 205 5000, F: +1 514 876 1502

    “PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Montréal, Quebec, Canada
November 25, 2020
We have served as the Company’s auditor since 1994.

EXFO Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2020	2019
Assets

Current assets
Cash	$32,818	$16,518
Short-term investments (note 6)	919	2,918
Accounts receivable (note 6)
Trade	56,291	51,517
Other	4,055	3,396
Income taxes and tax credits recoverable (note 22)	4,203	3,159
Inventories (note 7)	38,865	38,017
Prepaid expenses	5,631	6,510
Other assets (note 21)	5,493	3,083
	148,275	125,118

Tax credits recoverable (note 22)	48,812	46,704
Property, plant and equipment (notes 8 and 24)	39,722	39,364
Lease right-of-use assets (notes 2, 9 and 24)	10,758	–
Intangible assets (notes 10 and 24)	17,616	21,654
Goodwill (notes 10 and 24)	40,290	38,648
Deferred income tax assets (note 22)	3,633	4,821
Other assets	1,548	1,293
	$310,654	$277,602
Liabilities

Current liabilities
Bank loan (note 11)	$32,737	$5,000
Accounts payable and accrued liabilities (note 12)	41,348	50,790
Provisions (note 12)	3,792	1,065
Income taxes payable	43	704
Deferred revenue (note 21)	25,785	24,422
Other liabilities	4,032	1,606
Current portion of lease liabilities (note 2 and 13)	3,249	–
Current portion of long-term debt (note 14)	2,076	2,449
	113,062	86,036

Provisions (note 12)	2,782	2,737
Deferred revenue (note 21)	8,858	9,056
Lease liabilities (notes 2 and 13)	7,334	–
Long-term debt (note 14)	2,144	3,293
Deferred income tax liabilities (note 22)	3,760	3,598
Other liabilities	151	318
	138,091	105,038
Commitments (note 15)

Shareholders’ equity
Share capital (note 16)	94,024	92,706
Contributed surplus	19,680	19,196
Retained earnings	102,633	112,173
Accumulated other comprehensive loss (note 17)	(43,774)	(51,511)
	172,563	172,564

	$310,654	$277,602

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board /s/ Philippe Morin PHILIPPE MORIN, Chief Executive Officer	/s/ Claude Séguin CLAUDE SÉGUIN, Chairman of the Audit Committee

EXFO Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,
	2020	2019	2018

Sales (note 24)	$265,583	$286,890	$269,546

Cost of sales (1)	114,558	118,677	105,004
Selling and administrative	92,293	98,646	98,794
Net research and development	45,487	50,553	57,154
Depreciation of property, plant and equipment	5,563	5,469	5,444
Depreciation of lease right-of-use assets (note 2)	3,349	–	–
Amortization of intangible assets	6,467	9,012	10,327
Change in fair value of cash-contingent consideration	–	–	(670)
Interest and other expense	956	718	1,378
Foreign exchange (gain) loss	428	949	(1,309)
Share in net loss of an associate	–	–	2,080
Gain on deemed disposal of the investment in an associate	–	–	(2,080)

Earnings (loss) before income taxes	(3,518)	2,866	(6,576)

Income taxes (note 22)	6,022	5,346	5,678

Net loss for the year	(9,540)	(2,480)	(12,254)

Net loss for the year attributable to non-controlling interest	–	–	(352)

Net loss for the year attributable to parent interest	$(9,540)	$(2,480)	$(11,902)

Basic and diluted net loss attributable to parent interest per share	$(0.17)	$(0.04)	$(0.22)

Basic weighted average number of shares outstanding (000’s)	55,604	55,325	54,998

Diluted weighted average number of shares outstanding (000’s) (note 23)	55,604	55,325	54,998

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Comprehensive Loss

(in thousands of US dollars)

	Years ended August 31,
	2020	2019	2018

Net loss for the year	$(9,540)	$(2,480)	$(12,254)
Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to net loss
Foreign currency translation adjustment	5,994	(4,177)	(6,491)
Unrealized gains/losses on forward exchange contracts	1,221	(795)	(1,476)
Reclassification of realized gains/losses on forward exchange contracts to net earnings	1,100	744	(972)
Deferred income tax effect of gains/losses on forward exchange contracts	(578)	67	554

Other comprehensive income (loss)	7,737	(4,161)	(8,385)

Comprehensive loss for the year	(1,803)	(6,641)	(20,639)

Comprehensive loss for the year attributable to non-controlling interest	–	–	(352)

Comprehensive loss for the year attributable to parent interest	$(1,803)	$(6,641)	$(20,287)

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of US dollars)

	Year ended August 31, 2018
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Non-controlling interest	Total shareholders’ equity

Balance as at September 1, 2017	$90,411	$18,184	$127,160	$(38,965)	$–	$196,790
Reclassification of stock-based compensation costs (note 14)	1,526	(1,526)	–	–	–	–
Stock-based compensation costs	–	1,770	–	–	–	1,770
Business combination (note 3)	–	–	–	–	(3,662)	(3,662)
Acquisition of non-controlling interest on acquisition of subsidiary (note 3)	–	–	(352)	–	4,014	3,662
Net loss for the year	–	–	(11,902)	–	(352)	(12,254)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(6,491)	–	(6,491)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $554	–	–	–	(1,894)	–	(1,894)
Total comprehensive loss for the year						(20,639)
Balance as at August 31, 2018	$91,937	$18,428	$114,906	$(47,350)	$–	$177,921

	Year ended August 31, 2019
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at August 31, 2018	$91,937	$18,428	$114,906	$(47,350)	$177,921
Adoption of IFRS 9 (note 2)	–	–	(253)	–	(253)
Adjusted balance as at September 1, 2018	91,937	18,428	114,653	(47,350)	177,668
Reclassification of stock-based compensation costs (note 14)	1,106	(1,106)	–	–	–
Redemption of share capital (note 14)	(337)	25	–	–	(312)
Stock-based compensation costs	–	1,849	–	–	1,849
Net loss for the year	–	–	(2,480)	–	(2,480)
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(4,177)	(4,177)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $67	–	–	–	16	16
Total comprehensive loss for the year					(6,641)
Balance as at August 31, 2019	$92,706	$19,196	$112,173	$(51,511)	$172,564

	Year ended August 31, 2020
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2019	$92,706	$19,196	$112,173	$(51,511)	$172,564
Reclassification of stock-based compensation costs (note 16)	1,530	(1,530)	–	–	–
Redemption of share capital (note 16)	(212)	(13)	–	–	(225)
Stock-based compensation costs	–	2,027	–	–	2,027
Net loss for the year	–	–	(9,540)	–	(9,540)
Other comprehensive income
Foreign currency translation adjustment	–	–	–	5,994	5,994
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $578	–	–	–	1,743	1,743
Total comprehensive loss for the year					(1,803)
Balance as at August 31, 2020	$94,024	$19,680	$102,633	$(43,774)	$172,563

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,
	2020	2019	2018
Cash flows from operating activities
Net loss for the year	$(9,540)	$(2,480)	$(12,254)
Add (deduct) items not affecting cash
Stock-based compensation costs	2,021	1,831	1,748
Depreciation and amortization	15,379	14,481	15,771
Gain on disposal of capital assets	(340)	(1,732)	–
Write-off of capital assets	223	1,386	592
Change in fair value of cash-contingent consideration	–	–	(670)
Deferred revenue	401	10,477	1,998
Deferred income taxes	657	(2,103)	1,368
Share in net loss of an associate	–	–	2,080
Gain on deemed disposal of the investment in an associate	–	–	(2,080)
Changes in foreign exchange gain/loss	1,436	(46)	(181)
	10,237	21,814	8,372
Changes in non-cash operating items
Accounts receivable	(1,623)	(4,786)	7,275
Income taxes and tax credits	(2,871)	1,536	86
Inventories	(45)	(134)	(1,020)
Prepaid expenses	462	(1,307)	57
Other assets	(1,963)	(1,459)	(1,311)
Accounts payable and accrued liabilities and provisions	(6,382)	3,184	1,033
Other liabilities	48	(1,606)	(122)
	(2,137)	17,242	14,370
Cash flows from investing activities
Additions to short-term investments	(2,574)	(1,879)	(1,550)
Proceeds from disposal and maturity of short-term investments	4,316	1,168	234
Purchases of capital assets (notes 8 and 10)	(7,646)	(7,498)	(10,452)
Proceeds from disposal of capital assets	230	3,318	–
Investment in an associate	–	–	(12,530)
Business combinations, net of cash acquired	–	–	(19,600)
	(5,674)	(4,891)	(43,898)
Cash flows from financing activities
Bank loan	26,532	(5,195)	11,061
Other liabilities	2,355	–	(1,449)
Repayment of lease liabilities	(3,334)	–	–
Repayment of long-term debt	(1,847)	(2,817)	(1,688)
Redemption of share capital (note 16)	(225)	(312)	–
Acquisition of non-controlling interest	–	–	(3,657)
	23,481	(8,324)	4,267

Effect of foreign exchange rate changes on cash	630	(267)	(416)

Change in cash	16,300	3,760	(25,677)
Cash – Beginning of year	16,518	12,758	38,435
Cash – End of year	$32,818	$16,518	$12,758

Supplementary information

Income taxes paid	$1,977	$2,577	$2,376

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the “company”) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, web-scale companies and equipment manufacturers in the global communications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and is domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Québec City, Quebec, Canada, G1M 2K2.

These consolidated financial statements were authorized for issue by the Board of Directors on November 25, 2020.

2	Basis of Presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The company has consistently applied the same accounting policies through all periods presented, except as described below.

IFRS Pronouncements Adopted in Fiscal 2020

Leases

IFRS 16, Leases, was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 supersedes IAS 17, Leases, and related interpretations. Under IFRS 16, lessees recognize a lease right-of-use (ROU) asset and a lease liability measured at the present value of lease payments for virtually all their leases. Short-term leases with a term of 12 months or less are not required to be recognized. This new standard is effective for annual periods beginning on or after January 1, 2019.

The company adopted this new standard on September 1, 2019, using the modified retrospective method, which did not require adjustments to comparative periods. The company applied IFRS 16 at the adoption date and recognized lease ROU assets and lease liabilities in the year of adoption. The new standard provides several optional practical expedients in transition. Upon implementation of the new standard, the company elected the practical expedients to combine lease and non-lease components and to not recognize lease ROU assets and lease liabilities for short-term leases and low-value assets. Also, contracts that were not identified as leases under previous standards were not reassessed for whether there is a lease therein. The company identified appropriate changes to its accounting policies, information technology systems, business processes, and related internal controls to support recognition and disclosure requirements under IFRS 16.

The adoption of IFRS 16 on September 1, 2019 resulted in the recognition of lease ROU assets of $11,321,000, lease liabilities of $10,843,000, and the elimination of prepaid rent of $478,000 in the consolidated balance sheet as of that date. In addition, lease payments, previously reported in cash flows from operating activities, are now reported in cash flows from financing activities in the consolidated statements of cash flows. However, the adoption of this standard had no significant impact on net loss.

Upon the adoption of IFRS 16, the lease expense, previously recorded under the cost of sales, selling and administrative expenses and net research and development expenses line items, is recorded as depreciation expenses for the lease ROU assets and as interest expenses on the lease liabilities in the consolidated statements of earnings.

Finally, the adoption of IFRS 16 had no significant impact on liquidity and debt covenant compliance under existing debt agreements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Uncertainty over Income Tax Treatments

IFRIC 23, Uncertainty over Income Tax Treatments, was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The company adopted this interpretation on September 1, 2019, and its adoption had no significant impact on its consolidated financial statements.

Basis of measurement

These consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of derivative financial instruments and short-term investments.

Consolidation

These consolidated financial statements include the accounts of the company and its domestic and foreign subsidiaries. Intercompany accounts and transactions have been eliminated.

Revenue recognition

The company exercises judgment and uses estimates in connection with determining the amounts of product and service revenues to be recognized in each accounting period.

The company accounts for revenue once a legally enforceable contract with a customer has been approved by the parties and the related promises to transfer products or services have been identified. A contract is defined by the company as an arrangement with commercial substance identifying payment terms, and each party’s rights and obligations regarding the products or services to be transferred and for which collection is probable. The company’s contracts usually take the form of purchase orders.

Customer contracts may include promises to transfer multiple products and services. Determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as one single performance obligation may require significant judgment. The company assesses whether each promised good or service is distinct for the purpose of identifying the various performance obligations in each contract. Promised goods and services are considered distinct provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (ii) the company's promise to transfer the good or service to the customer is separately identifiable or distinct from other promises in the contract. The company derives revenues from goods and services. Sales of goods, which represent the majority of the sales of the company, consist of standalone hardware products, hardware products with embedded software that are essential to providing customers the intended functionality of the solutions, standalone software licenses, as well as hardware products bundled with a software license. Sales of services mainly consist of professional services, consulting, stand-ready software-as-a-service (SaaS), maintenance contracts, extended warranties, installation, integration and training. The company’s performance obligations consist of a variety of products and services.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Revenue is recognized when control of the products or services are transferred to the customers in an amount that reflects the consideration the company expects to be entitled to in exchange for products and services. Revenue is recognized at the point in time control is transferred to the customer. For hardware sales, transfer of control to the customer typically occurs at the point the product is shipped or delivered to the customer’s designated location. For "right of use" software license sales, transfer of control to the customer typically occurs upon shipment, electronic delivery, or when the software is available for download by the customer. For instances where the software license is sold along with essential services, such as integration or installation, transfer of control occurs, and revenue is typically recognized upon customer acceptance. In certain instances, acceptance is deemed to have occurred if all acceptance provisions lapse, or if the company has evidence that all acceptance provisions will be, or have been, satisfied. Revenue from software and hardware support is recognized ratably over the support period. Support services generally include rights to unspecified upgrades (when and if available), telephone and internet-based support, updates, bug fixes and hardware repair and replacement. SaaS services are recognized ratably over the contract term.

If the contract contains a single performance obligation, the entire transaction price is attributed to that performance obligation. Some of the company’s contracts include multiple distinct performance obligations with a combination of products and services, maintenance and support, professional services and/or training. The company allocates the transaction price among the performance obligations in an amount that depicts the relative standalone selling prices (SSP) of each obligation. Judgment is required to determine the SSP for each distinct performance obligation. The company assesses SSP based on historical pricing for products and services, whether sold alone or as part of a multiple element transaction. The company reviews sales of the product and services elements on a regular basis and updates, when appropriate, its SSP for such elements to ensure that it reflects recent pricing experience.

Payments for products and services are typically due up front with payment terms of 30 to 90 days. However, the company has contracts pursuant to which payments are due over a certain period generally not exceeding one year based on agreed-upon payment terms either prior to or following the transfer of control for the contracted performance obligations. Payments on multi-year maintenance, and consulting services are typically due in annual, quarterly or monthly installments over the contract term. The company did not have any material variable consideration such as obligations for returns, refunds or warranties as at August 31, 2019 and 2020.

Presentation currency

The functional currency of the company is the Canadian dollar. The company has adopted the US dollar as its presentation currency as it is the most commonly used reporting currency in its industry. The consolidated financial statements are translated into the presentation currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the consolidated balance sheet; revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive loss in shareholders’ equity.

Foreign currency translation

(a)	Foreign currency transactions

Transactions denominated in currencies other than the functional currency are translated into the relevant functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect on the date of the consolidated balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities measured at historical cost and denominated in a foreign currency are translated using the exchange rate at the date of the transaction, whereas non-monetary items that are measured at fair value and denominated in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Foreign exchange gains and losses arising from such translation are included in the consolidated statements of earnings.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

(b)	Foreign operations

Each foreign operation determines its own functional currency, and items included in the financial statements of each foreign operation are measured using that functional currency. The financial statements of each foreign operation that has a functional currency different from that of the company are translated into Canadian dollars as follows: assets and liabilities are translated at the exchange rate in effect on the date of the consolidated balance sheet; revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in shareholders’ equity.

Financial instruments

The classification of financial instruments depends on the intended purpose when the financial instruments were acquired or issued, as well as on their characteristics and designation by the company.

Financial assets at amortized cost

Financial assets are measured at amortized cost if they are held within a business model whose objective is to hold assets to collect contractual cash flows, and their contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Otherwise, they are classified at fair value through profit or loss through other comprehensive income.

Financial liabilities at amortized cost

Financial liabilities are measured at amortized cost.

Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income are initially recognized at fair value plus transaction costs and are subsequently measured at fair value. After their initial recognition, any changes in their fair value are reflected in the consolidated statements of comprehensive loss.

Derivative financial instruments and hedging activities

Forward exchange contracts are utilized by the company to manage its foreign currency exposure. Forward exchange contracts are entered into by the company to hedge anticipated US-dollar-denominated sales and the related accounts receivable as well as Indian-rupee-denominated operating expenses and the related accounts payable. The company’s policy is not to utilize those derivative financial instruments for trading or speculative purposes.

The company’s forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

Forward exchange contracts are classified as financial instruments at fair value through other comprehensive income. They are initially recorded at fair value and subsequently measured at fair value. The fair value of forward exchange contracts is determined using observable prices and forward exchange rates at the consolidated balance sheet date, with the resulting value discounted back to present value. After initial recognition, the effective portion of changes in their fair value is reflected in other comprehensive income. Any ineffective portion is recognized immediately in the consolidated statements of earnings. Upon recognition of related hedged sales and operating expenses, accumulated changes in fair value of forward exchange contracts are respectively reclassified in sales and net research and development expenses in the consolidated statements of earnings.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

At the inception of a hedge relationship, the company formally designates and documents the hedge relationship to which the company wishes to apply hedge accounting, the risk management objectives, the hedging instrument, the hedged item and the method used to test effectiveness. The company assesses effectiveness of the hedge relationship at inception and on an ongoing basis using the dollar-offset method.

Fair value hierarchy

The company classifies its derivative and non-derivative financial assets and financial liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in an active market for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly; and

Level 3:	Unobservable inputs for the asset or liability.

The company’s short-term investments and forward exchange contracts are measured at fair value at each consolidated balance sheet date. The company’s short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using observable prices and forward foreign exchange rates at the consolidated balance sheet dates.

Short-term investments

All investments with original terms to maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments. Short-term investments can be held to maturity or sold and are classified as financial assets at fair value through other comprehensive income; therefore, they are carried at fair value in the consolidated balance sheets, and any changes in their fair value are reflected in other comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified from other comprehensive income to the consolidated statements of earnings.

Inventories

Inventories are valued on an average cost basis, at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

The cost of work in progress and finished goods includes material, labor and an allocation of manufacturing overhead.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost, net of accumulated depreciation and accumulated impairment losses. Such cost is reduced by related research and development tax credits.

Depreciation is provided on a straight-line basis over the estimated useful lives of the asset as follows:

Term
Land improvements	15 years
Buildings	20 to 60 years
Equipment	3 to 15 years
Leasehold improvements	The lesser of useful life and remaining lease term

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The assets’ residual values and useful lives are reviewed at each financial year-end and are adjusted prospectively, if appropriate.

Intangible assets, goodwill and amortization

Intangible assets

Intangible assets with finite useful lives primarily include the cost of core technology, customer relationships and software. The cost of intangible assets acquired in a business combination is the fair value of the assets at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the estimated useful lives of two to eight years for core technologies, three months to five years for customer relationships, one year for brand name, and two and eight years for software. None of the company’s intangible assets were developed internally.

The amortization method and the useful lives of intangible assets are reviewed at each financial year-end and are adjusted prospectively, if appropriate.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired and is allocated to each cash-generating unit (CGU) or group of CGUs that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the company at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired.

Research and development

All costs related to research are expensed as incurred, net of related tax credits and grants. Development costs are expensed as incurred, net of related tax credits and grants, unless they meet the recognition criteria of IAS 38, Intangible Assets, in which case they are capitalized, net of related tax credits and grants and amortized on a straight-line basis over the estimated benefit period. Research and development expenses mainly comprise salaries and related expenses, material costs as well as fees paid to third-party consultants. As at August 31, 2019 and 2020, the company had not capitalized any development costs.

The company elected to account for non-refundable research and development tax credits under IAS 20, Accounting for Governmental Grants and Disclosures of Governmental Assistance, and, as such, these tax credits are presented against gross research and development expenses in the consolidated statements of earnings. Non-refundable research and development tax credits are included in earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with the conditions related to the tax credits and that the tax credits will be received.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Impairment of non-financial assets

The company assesses at each reporting date whether there is an indication that the carrying value of property, plant and equipment and finite-life intangible assets may not be recoverable. Non-financial assets that are not amortized (such as goodwill) are subject to an annual impairment test. If any indication exists, or when annual impairment testing is required, the company estimates the asset or asset group’s recoverable amount. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The recoverable amount is the higher of an asset or CGU’s fair value less costs of disposal and its value in use. Where the carrying value of an asset or CGU exceeds its recoverable amount, the asset or the CGU is considered impaired and is written down to its recoverable amount. The company performs its annual goodwill impairment test in the fourth quarter of each fiscal year.

For property, plant and equipment and finite-life intangible assets, the reversal of impairment is limited so that the carrying value of the asset does not exceed its recoverable amount, nor exceed the carrying value that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior periods. Impairment losses on goodwill are not reversed.

Government grants

Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants are included in the consolidated statements of earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with all the conditions related to the grants and that the grants will be received.

Leases

The company determines if an arrangement is a lease or contains a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date, and are subsequently adjusted for interest and lease payments. When the rate implicit in the lease is not readily determinable, the company uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. The lease term is the non-cancelable period of the lease and includes options to extend or terminate the lease when it is reasonably certain that an option will be exercised. Lease ROU assets are recognized at commencement based on the amount of the initial measurement of the lease liabilities. Lease ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives. Lease ROU assets are depreciated on a straight-line basis over the lease term.

The company’s lease terms may include options to extend or terminate the lease where it is reasonably certain that the company will exercise those options. The company considers several economic factors when making this determination including, but not limited to, the significance of leasehold improvements incurred in the office space, the difficulty in replacing the asset, underlying contractual obligations, and specific characteristics unique to a lease.

Warranty

The company offers its customers basic warranties of one to three years, depending on the specific products and terms of the purchase agreement. The company’s typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to basic warranties are accrued at the time of shipment, based upon estimates of expected rework and warranty costs to be incurred. Costs associated with separately priced extended warranties are expensed as incurred.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Income taxes

Income taxes comprise current and deferred income taxes.

Current income taxes

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered or paid to the taxation authorities. Income tax rates used to calculate the amount are those that are enacted or substantively enacted at the consolidated balance sheet dates in the tax jurisdictions where the company generates taxable income/loss.

Deferred income taxes

The company provides for deferred income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the consolidated financial statement values and tax values of assets and liabilities as well as the carry-forward of unused tax losses and deductions, using enacted or substantively enacted income tax rates at the consolidated balance sheet dates, that are expected to be in effect for the years in which the assets are expected to be recovered or the liabilities to be settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the deductible temporary differences as well as unused tax losses and deductions can be utilized.

Deferred tax liabilities are recognized for all taxable temporary differences and for taxable temporary differences arising on investments in subsidiaries, except where the reversal of these temporary differences can be controlled, and it is probable that the differences will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current in the consolidated balance sheets.

Earnings per share

Basic earnings per share are calculated by dividing net earnings attributable to common equity holders of the company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share are calculated by dividing net earnings attributable to common equity holders of the company by the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common shares had been exercised at the latest at the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common shares of the company at the average market price of the common shares during the year.

Stock-based compensation

Equity-settled awards

The company’s stock options, restricted share units and deferred share units are equity-settled awards. The company accounts for stock-based compensation costs on equity-settled awards using the Black-Scholes option valuation model. The fair value of equity-settled awards is measured at the date of grant. Stock-based compensation costs are amortized to expense over the vesting periods together with a corresponding change in contributed surplus in shareholders’ equity. For equity-settled awards with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche is accounted for separately.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Cash-settled awards

The company’s stock appreciation rights are cash-settled awards. The company accounts for stock-based compensation costs on cash-settled awards using the Black-Scholes option valuation model. The fair value of the cash-settled awards is remeasured at the end of each reporting period, with any changes in the fair value recognized in the consolidated statements of earnings.

Operating segments

Operating segments are defined as components of an entity engaged in business activities from which it may earn revenues and incur expenses, and whose operating results are regularly reviewed by the Chief Operating Decision maker (CODM) to make decisions about resources to be allocated to segments and assess their performance and for which discrete information is available. The function of the CODM is performed by the Chief Executive Officer who reviews consolidated results for the purposes of allocating resources and evaluating performance. Accordingly, the company determines that it has one operating segment as of, and for the years ended August 31, 2018, 2019 and 2020. Entity-wide disclosures are presented in note 24.

Critical judgments, estimates and assumptions

Coronavirus pandemic

In December 2019, a novel strain of coronavirus was identified in China and resulted in preventive measures imposed by the Chinese public health authorities including an extended shutdown of businesses, restrictions on various forms of public transportation and lockdown periods for individuals—all of which affected the company’s factory and supply chain during a certain period. In March 2020, this coronavirus epidemic was declared a pandemic by the World Health Organization, and most countries have been imposing ongoing constraints and preventive measures that have affected and are still affecting the global economy. Significant fluctuations in the stock market have occurred for various reasons linked to the coronavirus pandemic. Although constraints and preventive measures are progressively being relaxed in many countries, the breadth and duration of this pandemic are unknown and raise uncertainties that may impact the measurement of assets and liabilities in future periods.

This pandemic had a negative impact on the company’s sales and operating results in fiscal 2020, and the company believes it might continue to negatively impact its sales and operating results to a certain extent over an undetermined period, depending on the evolution of the pandemic and its treatment, if any. In addition, over the last months, the company’s stock price significantly fluctuated as a result of the pandemic. As a result of these impacts, during the third quarter of fiscal 2020, the company concluded that they represented a triggering event and performed goodwill impairment testing for all CGUs. The company also performed its annual goodwill impairment test as at August 31, 2020 (note 10). As at May 31 and August 31, 2020, the recoverable amount for all CGUs exceeded their carrying value.

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosures of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, the company evaluates these estimates and assumptions, including those related to the fair value of assets and liabilities acquired in business combinations, the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the estimated useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the recoverable amount of deferred income tax assets, the amount of certain accrued liabilities, provisions and deferred revenue as well as stock-based compensation costs. The company bases its estimates and assumptions on historical experience and on other factors that it believes to be reasonable under the circumstances. Actual results could differ from those judgments, estimates and assumptions.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Critical judgments in applying accounting policies

(a)	Determination of functional currency

The company operates in multiple countries and generates revenue and incurs expenses in several currencies, namely the Canadian dollar, the US dollar, the euro, the British pound, the Indian rupee and the CNY (Chinese currency). The determination of the functional currency of the company and its subsidiaries may require significant judgment. In determining the functional currency of the company and its subsidiaries, management takes into account primary, secondary and tertiary indicators. When indicators are mixed, and the functional currency is not obvious, management uses its judgment to determine the functional currency.

(b)	Determination of cash-generating units and allocation of goodwill

For the purpose of impairment testing, goodwill must be allocated to each CGU or group of CGUs that is expected to benefit from the synergies of the business combination. Initial allocation and possible reallocation of goodwill to a CGU or a group of CGUs requires judgment.

Critical estimates and assumptions

(a)	Inventories

The company states its inventories at the lower of cost, determined on an average cost basis, and net realizable value, and provides reserves for excess and obsolete inventories. The company determines its reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs, taking into account changes in demand, technology or market.

(b)	Income taxes

The company is subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax laws and regulations and the amount and timing of future taxable income. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk based on its interpretation of laws and regulations. In addition, management has made reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax‑planning strategies. The ultimate realization of the company’s deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

(c)	Tax credits recoverable

Tax credits are recorded if there is reasonable assurance that the company has complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of the company’s non-refundable tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. Management has made reasonable estimates and assumptions to determine the amount of non-refundable tax credits that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax-planning strategies (note 22).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation for the company’s CGUs might be based on several different approaches that relies on unobservable inputs, such as market, cost or income approaches. The company applies judgment in making adjustments to the unobservable inputs for factors such as size, risk profile or profitability. Also, the income approach involves significant judgment with respect to estimating cash flows (based on market participant assumptions) and the appropriate discount rate. The company also considers the company’s value derived from its market capitalization, adjusting for a control premium considered appropriate based on other comparable companies with significant controlling interests.

(e)	Purchase price allocation in business combinations

The fair value of the total consideration transferred in business combinations (purchase price) must be allocated based on estimated fair value of acquired net assets at the date of acquisition. Allocating the purchase price requires management to make estimates and judgments to determine assets acquired and liabilities assumed, useful lives of certain long-lived assets and the respective fair value of assets acquired, and liabilities assumed; this may require the use of unobservable inputs, including management’s expectations of future revenue growth, operating costs and profit margins as well as discount rates.

(f)	Identification of performance obligations

Customer contracts may include promises to transfer multiple products and services to a customer. Determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as one single performance obligation may require significant judgment. The company assesses whether each promised good or service is distinct for the purpose of identifying the various performance obligations in each contract. Promised goods and services are considered distinct provided that (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (ii) the company's promise to transfer the good or service to the customer is separately identifiable or distinct from other promises in the contract.

3	Government Grants

In fiscal 2020, the Government of Canada introduced the Canada Emergency Wage Subsidy (CEWS) to help qualifying Canadian businesses facing hardship as a result of the coronavirus pandemic. The CEWS covered up to 75% of wages for a maximum period of four months starting March 15, 2020 and ending July 4, 2020. It also covered up to 60% of wages for the periods starting July 5 and ending August 29, 2020, up to 50% for the period starting August 30 and ending September 26, 2020, up to 40% for the period starting September 27 and ending October 24, 2020, up to 40% for the period starting October 25 and ending November 21, 2020, and up to 40% for the period starting November 22 and ending December 19, 2020. To be eligible to the CEWS, businesses must have suffered a drop in gross revenues above certain thresholds during these periods.

The company qualified for the CEWS for the period from March 15 to May 9, 2020, and recorded grants of $3,262,000 in the consolidated statement of earnings for the year ended August 31, 2020. The company accounted for the CEWS as a government grant under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, and it was deducted from the same consolidated statement of earnings line item as the wages were recognized (note 20).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4	Restructuring Charges

Fiscal 2020

In August 2020, the company implemented a restructuring plan to align its cost structure with challenges imposed by the coronavirus pandemic and to strengthen focus on high-growth drivers like fiber, 5G and cloud-native deployments. This plan resulted in expenses comprised mainly of severance expenses for the employees laid-off. During the fourth quarter of fiscal 2020, the company recorded pre-tax restructuring charges of $2,886,000 in the consolidated statement of earnings (note 20).

Fiscal 2018

In August 2018, the company implemented a restructuring plan to accelerate the integration of its acquired monitoring and analytics technologies from EXFO Solutions and simplify its cost structure and optimize resources as the company converges toward fewer sites and reduces its workforce.

This plan resulted in expenses mainly comprising severance expenses, costs for a remaining non-cancellable operating lease, write-off of research and development income tax credits and impairment of long-lived assets, net of related income taxes. During the fourth quarter of fiscal 2018, the company recorded severance expenses of $2,072,000, costs for the remaining non‑cancelable operating lease of $1,137,000, write-off of research and development income tax credits of $1,200,000 and impairment of long-lived assets of $150,000, net of related income taxes of $1,150,000, for total after-tax restructuring charges of $3,409,000. The additional restructuring charges of $3,305,000, and related income taxes of $63,000, for total after-tax restructuring charges of $3,242,000 (note 20), was recorded in fiscal 2019. Restructuring charges in fiscal 2019 comprised severance expenses and were part of the fiscal 2018 restructuring plan.

In fiscal 2019, as part of this restructuring plan and the shutdown of its facilities in Toronto, Canada, the company sold one of its buildings for net proceeds of $3,318,000. The transaction resulted in a pre-tax gain of $1,732,000 that was recorded in the consolidated statement of earnings for the year ended August 31, 2019.

In addition, in fiscal 2019, as part of this restructuring plan and the shutdown of some of its facilities in the United States, the company transferred the ownership of certain intellectual properties held in the United States to Canada. This created a deductible tax asset in Canada and resulted in the recognition of a deferred income tax recovery of $2,383,000 in fiscal 2019 as the recovery of this asset is probable. This deferred income tax recovery was recorded in the consolidated statement of earnings for the year ended August 31, 2019.

The following tables summarize changes in restructuring accrual during the years ended August 31, 2019 and 2020:

	Years ended August 31,
	2020	2019

Balance – Beginning of year	$1,133	$3,167
Addition	2,886	3,305
Payments	(393)	(5,339)
Balance – End of year (note 12)	$3,626	$1,133

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5	Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company’s objectives when managing capital are:

•	To maintain a flexible capital structure that optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development and potential acquisitions of complementary businesses or products; and
•	To provide the company’s shareholders with an appropriate return on their investment.

No changes were made to the objectives and policies during the years ended August 31, 2019 and 2020.

The company defines its capital as shareholders’ equity, excluding accumulated other comprehensive loss. The capital of the company amounted to $224,075,000 and $216,337,000 as at August 31, 2019 and 2020 respectively.

6	Financial Instruments

The following tables summarize financial instruments by category:

	As at August 31, 2020

	Amortized cost	Fair value through other comprehensive income	Total

Financial assets
Cash	$32,818	$–	$32,818
Short-term investments	$–	$919	$919
Accounts receivable	$59,328	$–	$59,328
Forward exchange contracts	$–	$1,587	$1,587
Financial liabilities
Bank loan	$32,737	$–	$32,737
Accounts payable and accrued liabilities	$41,238	$–	$41,238
Other liabilities	$4,032	$–	$4,032
Long-term debt	$4,220	$–	$4,220
Forward exchange contracts	$–	$110	$110

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	As at August 31, 2019

	Amortized cost	Fair value through other comprehensive income	Total

Financial assets
Cash	$16,518	$–	$16,518
Short-term investments	$–	$2,918	$2,918
Accounts receivable	$54,834	$–	$54,834
Forward exchange contracts	$–	$79	$79
Financial liabilities
Bank loan	$5,000	$–	$5,000
Accounts payable and accrued liabilities	$49,945	$–	$49,945
Other liabilities	$1,606	$–	$1,606
Long-term debt	$5,742	$–	$5,742
Forward exchange contracts	$–	$1,057	$1,057

Fair value

Cash, accounts receivable, bank loan, accounts payable and accrued liabilities and other liabilities are financial instruments whose carrying values approximate their fair values due to their short-term maturities. The fair value of the long-term debt amounted to $5,644,000 and $4,115,000 as at August 31, 2019 and 2020 respectively.

The fair value of derivative and non-derivative financial assets and financial liabilities measured at fair value by level of hierarchy is as follows:

	As at August 31, 2020		As at August 31, 2019
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$919	$–	$2,918	$–
Forward exchange contracts	$–	$1,587	$–	$79

Financial liabilities
Forward exchange contracts	$–	$110	$–	$1,057

Valuation techniques used to value financial instruments are as follows:

The fair value of the long-term debt is estimated by discounting expected cash flows at rates currently offered to the company for debts of the same remaining maturities and conditions.

The fair value of forward exchange contracts is based on the amount at which they could be settled based on estimated current market rates.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Market risk

Currency risk

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China, France and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at August 31, 2019 and 2020, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2019
September 2019 to August 2020	$35,500	1.3013
September 2020 to August 2021	19,900	1.3107
September 2021 to July 2022	6,000	1.3216
Total	$61,400	1.3063

As at August 31, 2020
September 2020 to August 2021	$36,100	1.3283
September 2021 to August 2022	18,800	1.3492
September 2022 to February 2023	3,600	1.3324
Total	$58,500	1.3353

US dollars – Indian rupees

Expiry dates	Contractual amount	Weighted average contractual forward rate

As at August 31, 2019
September 2019 to August 2020	$3,500	71.48

As at August 31, 2020
September 2020 to February 2021	$1,500	77.56

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2020, forward exchange contracts in the amount of $1,018,000 are presented as current assets in other accounts receivable, forward exchange contracts in the amount of $569,000 are presented as long-term assets in other long-term assets, and forward exchange contracts in the amount of $110,000 are presented as current liabilities in accounts payable and accrued liabilities in the consolidated balance sheet. Forward exchange contracts of $40,000, included in other accounts receivable, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings. Otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

As at August 31, 2019, forward exchange contracts in the amount of $79,000 are presented as current assets in other accounts receivable, forward exchange contracts in the amount of $845,000 are presented as current liabilities in accounts payable and accrued liabilities, and forward exchange contracts in the amount of $212,000 are presented as long-term liabilities in other long-term liabilities in the consolidated balance sheet. Forward exchange contracts of $167,000, included in other accounts payable and accrued liabilities, for which related hedged sales were recognized, were recorded in the consolidated statement of earnings. Otherwise, other forward exchange contracts were not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

Based on the portfolio of forward exchange contracts as at August 31, 2020, the company estimates that the portion of net unrealized gains on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive loss to net earnings over the next 12 months, amounts to $868,000.

For the years ended August 31, 2018, 2019 and 2020, the company recorded within its sales the following foreign exchange gains (losses) on forward exchange contracts:

	Years ended August 31,
	2020	2019	2018

Gains (losses) on forward exchange contracts	$(1,028)	$(591)	$875

The following table summarizes significant derivative and non-derivative financial assets and financial liabilities that are subject to currency risk as at August 31, 2019 and 2020 and for which such risk is charged to earnings:

	As at August 31,
	2020		2019

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$10,147	€8,152	$5,531	€3,129
Accounts receivable	33,681	8,807	30,451	6,389
	43,828	16,959	35,982	9,518
Financial liabilities
Bank loan	22,000	–	5,000	–
Accounts payable and accrued liabilities	8,683	1,693	12,563	2,218
Forward exchange contracts (nominal value)	6,100	–	5,800	–
	36,783	1,693	23,363	2,218
Net exposure	$7,045	€15,266	$12,619	€7,300

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

In addition to these assets and liabilities, the company has derivative financial liabilities for its outstanding forward exchange contracts in the amount (nominal value) of $61,400,000 and $58,500,000 as at August 31, 2019 and 2020 respectively for which the currency risk is charged to other comprehensive income.

The value of the Canadian dollar compared to the US dollar was CA$1.3294 = US$1.00 and CA$1.3041 = US$1.00 as at August 31, 2019 and 2020 respectively.

The value of the Canadian dollar compared to the euro was CA$1.4672 = €1.00 and CA$1.5571 = €1.00 as at August 31, 2019 and 2020 respectively.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivative and non-derivative financial assets and financial liabilities denominated in US dollars and euros would have on the net loss, net loss per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2019 and 2020:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) the net loss by $1,166,000, or $0.02 per share, and $962,000, or $0.02 per share, as at August 31, 2019 and 2020 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would increase (decrease) the net loss by $796,000, or $0.01 per share, and $1,496,000 or $0.03 per share, as at August 31, 2019 and 2020 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) other comprehensive loss by $4,072,000 and $3,769,000 as at August 31, 2019 and 2020 respectively.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these derivative and non-derivative financial assets and financial liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, and except for those of foreign operations, whose impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also affects the company’s balances of income tax recoverable or payable, as well as deferred income tax assets and liabilities denominated in US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are therefore excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the consolidated statements of earnings line items, as a significant portion of the company’s cost of sales and operating expenses are denominated in Canadian dollars, euros, British pounds and Indian rupees, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

The company has limited exposure to interest rate risk. The company is mainly exposed to interest rate risks through its cash, short-term investments, bank loan, long-term debt and other liabilities.

The company analyzes its interest risk exposure on an ongoing basis. A change in interest rate of 1% would have an insignificant impact on net loss and comprehensive loss.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Short-term investments

Short-term investments consist of the following:

	As at August 31,
	2020	2019

Term deposits denominated in Indian rupees, bearing interest at annual rates of 5.1% to 7.0% in 2019 and 3.0% to 6.3% in 2020, maturing on different dates between September 2019 and May 2020 in 2019 and December 2020 and February 2023 in 2020	$728	$2,548
Other	191	370
	$919	$2,918

Due to their short-term maturity, the company’s short-term investments are not subject to a significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost approximates the fair value. Any change in the fair value of the company’s short-term investments, all of which are classified as financial assets at fair value through other comprehensive income, is recorded in the consolidated statements of comprehensive income.

Other financial instruments

Short-term other liabilities bear interest at EURIBOR, plus a margin. Accounts receivable and accounts payable and accrued liabilities are non-interest-bearing financial assets and financial liabilities.

Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash, short-term investments, accounts receivable, other assets and forward exchange contracts (with a positive fair value). As at August 31, 2020, the company’s short-term investments consist of debt instruments issued by high-credit-quality corporations. These debt instruments are not expected to be affected by a significant credit risk. The company’s cash and forward exchange contracts are held with or issued by high-credit-quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

The company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade accounts receivable and contract assets. To measure the expected credit losses, trade accounts receivable and contract assets have been grouped based on shared credit risk characteristics and the days past due. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade accounts receivable for the same type of contracts. The company has therefore concluded that the expected loss rates for trade accounts receivable are a reasonable approximation of the loss rates for the contract assets. The expected loss rates are based on the payment profiles of sales over a period of 60 months. The historical loss rates are adjusted to reflect current and forward-looking information on economic factors affecting the ability of the customers to settle the accounts receivable.

For the years ended August 31, 2018, 2019 and 2020, no customer represented more than 10% of sales.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the age of trade accounts receivable:

	As at August 31,
	2020	2019

Current	$40,595	$39,054
Past due, 0 to 30 days	7,622	3,529
Past due, 31 to 60 days	1,677	2,006
Past due, more than 60 days	6,397	6,928
	$56,291	$51,517

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,
	2020	2019

Balance – Beginning of year	$1,535	$772
IFRS 9 adoption initial adjustment	–	303
Addition charged to net loss	1,173	864
Write-off of uncollectible accounts and reversal	(953)	(404)
Balance – End of year	$1,755	$1,535

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following tables summarize the contractual maturity of the company’s derivative and non-derivative financial liabilities:

	As at August 31, 2020
	No later than one year	Later than 1 year and no later than 5 years

Bank loan	$32,737	$–
Accounts payable and accrued liabilities	41,238	–
Forward exchange contracts
Outflow	37,600	22,400
Inflow	(38,364)	(23,128)
Long-term debt	2,076	2,144
Other liabilities	4,032	–
Total	$79,319	$1,416

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	As at August 31, 2019
	No later than one year	Later than 1 year and no later than 5 years	Later than 5 years

Bank loan	$5,000	$–	$–
Accounts payable and accrued liabilities	49,945	–	–
Forward exchange contracts
Outflow	39,000	25,900	–
Inflow	(38,252)	(25,585)	–
Long-term debt	2,449	3,237	56
Other liabilities	1,606	–	–
Total	$59,748	$3,552	$56

As at August 31, 2020, the company had $33,737,000 in cash and short-term investments and $60,346,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $44,485,000 for working capital and general corporate purposes, including potential acquisitions as well as unused lines of credit totaling $22,416,000 for foreign currency exposure related to its forward exchange contracts (note 11).

7	Inventories

	As at August 31,
	2020	2019

Raw materials	$22,487	$24,115
Work in progress	3,846	1,009
Finished goods	12,532	12,893
	$38,865	$38,017

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting years, and amounts to $116,923,000, $127,725,000 and $122,679,000 for the years ended August 31, 2018, 2019 and 2020 respectively, including related depreciation and amortization, which are shown separately in operating expenses (note 20).

Inventory write-down amounted to $2,541,000, $3,270,000 and $2,629,000 for the years ended August 31, 2018, 2019 and 2020 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Property, Plant and Equipment

	Land and land improvements	Buildings	Equipment	Leasehold improvements	Total

Cost as at September 1, 2018	$4,359	$32,346	$39,088	$3,048	$78,841
Additions	–	1,116	3,700	164	4,980
Disposals	(192)	(3,378)	(4,623)	(164)	(8,357)
Foreign currency translation adjustment	(76)	(592)	(1,329)	(153)	(2,150)
Cost as at August 31, 2019	4,091	29,492	36,836	2,895	73,314
Additions	–	933	3,949	137	5,019
Disposals	–	(31)	(1,120)	(10)	(1,161)
Foreign currency translation adjustment	79	591	1,080	126	1,876
Cost as at August 31, 2020	$4,170	$30,985	$40,745	$3,148	$79,048

Accumulated depreciation as at September 1, 2018	$1,290	$6,661	$25,163	$1,417	$34,531
Depreciation for the year	47	667	4,391	364	5,469
Disposals	–	(1,452)	(3,673)	(114)	(5,239)
Foreign currency translation adjustment	(53)	(120)	(602)	(36)	(811)
Accumulated depreciation as at August 31, 2019	1,284	5,756	25,279	1,631	33,950
Depreciation for the year	46	686	4,449	382	5,563
Disposals	–	(31)	(1,120)	(10)	(1,161)
Foreign currency translation adjustment	26	147	767	34	974
Accumulated depreciation as at August 31, 2020	$1,356	$6,558	$29,375	$2,037	$39,326

Net carrying value as at:
August 31, 2019	$2,807	$23,736	$11,557	$1,264	$39,364
August 31, 2020	$2,814	$24,427	$11,370	$1,111	$39,722

As at August 31, 2019 and 2020, unpaid additions to property, plant and equipment amounted to $894,000 and $92,000 respectively.

9	Lease Right-of-Use Assets

The company has operating leases for certain of its premises under various non-cancelable lease agreements that are accounted for under IFRS 16 since September 1, 2019 (note 2). The following table summarizes the change in cost and accumulated amortization of lease ROU assets for these premises:

Cost as at September 1, 2019	$–
Adoption of IFRS 16 (note 2)	11,321
Additions	2,103
Foreign currency translation adjustment	555
Cost as at August 31, 2020	$13,979

Accumulated depreciation as at September 1, 2019	$–
Depreciation for the year (note 20)	3,349
Foreign currency translation adjustment	(128)
Accumulated depreciation as at August 31, 2020	$3,221

Net carrying value as at August 31, 2020	$10,758

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

10	Intangible Assets and Goodwill

Intangible assets

	Core technology	Customer relationships	In-process research and development	Brand name	Software	Total

Cost as at September 1, 2018	$28,058	$10,291	$292	$796	$12,660	$52,097
Additions	363	–	–	–	1,719	2,082
Disposal	(27)	–	(293)	–	(222)	(542)
Foreign currency translation adjustment	(1,955)	(618)	1	(46)	(240)	(2,858)
Cost as at August 31, 2019	26,439	9,673	–	750	13,917	50,779
Additions	427	–	–	–	1,398	1,825
Disposal	(181)	–	–	(812)	(2,222)	(3,215)
Foreign currency translation adjustment	1,939	561	–	62	461	3,023
Cost as at August 31, 2020	$28,624	$10,234	$–	$–	$13,554	$52,412

Accumulated amortization as at September 1, 2018	$9,610	$3,933	$–	$512	$8,176	$22,231
Amortization for the year	4,926	2,372	–	284	1,430	9,012
Disposal	(19)	–	–	–	(219)	(238)
Foreign currency translation adjustment	(1,080)	(424)	–	(46)	(330)	(1,880)
Accumulated amortization as at August 31, 2019	13,437	5,881	–	750	9,057	29,125
Amortization for the year	3,946	1,259	–	–	1,262	6,467
Disposal	(111)	–	–	(812)	(2,069)	(2,992)
Foreign currency translation adjustment	1,230	600	–	62	304	2,196
Accumulated amortization as at August 31, 2020	$18,502	$7,740	$–	$–	$8,554	$34,796

Net carrying value as at:
August 31, 2019	$13,002	$3,792	$–	$–	$4,860	$21,654
August 31, 2020	$10,122	$2,494	$–	$–	$5,000	$17,616

Remaining amortization period as at August 31, 2020	3 years	1 year	–	–	3 years

Goodwill

	Years ended August 31,
	2020	2019

Balance – Beginning of year	$38,648	$39,892
Foreign currency translation adjustment	1,642	(1,244)
Balance – End of year	$40,290	$38,648

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Goodwill has been allocated to the lowest level within the company at which it is monitored by management to make business decisions, which are the following CGUs:

	As at August 31,
	2020	2019

EXFO CGU	$13,200	$12,949
EXFO Optics CGU	3,648	3,376
Service assurance, systems and services CGU	23,442	22,323
Total	$40,290	$38,648

The company elected to perform its annual goodwill impairment testing in the fourth quarter of each fiscal year for all CGUs.

In fiscal 2020, the coronavirus pandemic had a negative impact on the company’s sales and operating results, and the company believes it may continue to negatively impact its sales and operating results to a certain extent over an undetermined period, depending on the evolution of the pandemic and its treatment, if any. In addition, since the beginning of the coronavirus outbreak, the company’s stock price has been significantly fluctuating. As a result of these impacts, during the third quarter of fiscal 2020, the company concluded that they represented a triggering event and performed goodwill impairment testing for all CGUs as at May 31, 2020. The company also performed its annual goodwill impairment test as at August 31, 2020.

In performing the goodwill impairment review of its CGUs as at May 31, 2020 and August 31, 2020, the company determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of EXFO Optics CGU, the company used a capitalized cash flows method. In addition, for the Service assurance, systems and services (SASS) CGU, the company used a cost approach based on the level of research and development expenses incurred over the last two years. Finally, as the sales and operations of the EXFO CGU constitutes the significant majority of the company’s sales and operations, the company compared the carrying amount of the EXFO CGU to the company’s overall market capitalization, after adjustment for a control premium and the adjustment to deduct the recoverable amount of the EXFO Optics and SASS CGUs.

As at May 31 and August 31, 2020, the recoverable amount for all CGUs exceeded their carrying value.

11	Credit Facilities

The company had revolving credit facilities that provided for advances of up to CA$70,000,000 (US$53,677,000) and US$9,000,000 until May 2020. In May 2020, the company modified these revolving credit facilities, whereby maximum advances were extended from CA$70,000,000 (US$53,677,000) to CA$90,000,000 (US$69,013,000) until May 31, 2021, to return to CA$70,000,000 on June 1, 2021. The revolving credit facility that provides advances up to US$9,000,000 remained unchanged. These credit facilities are used to finance working capital and for other general corporate purposes. The Canadian dollar revolving credit facility bears interest at the Canadian prime rate or LIBOR, plus a margin, and the US dollar revolving credit facility bears interest at the US prime rate or LIBOR plus a margin. These revolving credit facilities are secured by a movable mortgage over the universality of the company’s Canadian movable assets, present and future, as well as over the universality of movable assets, present and future, of certain US and UK subsidiaries. The company is subject to covenants under this credit facility that were met as at August 31, 2020. As at August 31, 2020, an amount of $33,783,000 was drawn from these credit facilities for the bank loan of $32,737,000 and letters of guarantee of $1,046,000.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company also has credit facilities of up to €400,000 (US$478,000) for which an amount of €187,000 (US$223,000) was drawn from these lines of credit for letters of guarantee. These credit facilities are unsecured and bear interest at EURIBOR, plus a margin.

In addition, the company has lines of credit totaling $23,719,000 for the foreign currency risk exposure related to its US dollar – Canadian dollar forward exchange contracts (note 6). As at August 31, 2020, an amount of $3,093,000 was reserved from these lines of credit.

Finally, the company has a line of credit of INR131,387,000 (US$1,800,000) for the foreign currency risk exposure related to its US dollar – Indian rupee forward exchange contracts (note 6). As at August 31, 2020, an amount of INR730,000 (US$10,000) was reserved from this line of credit.

12	Accounts Payable and Accrued Liabilities and Provisions

Accounts payable and accrued liabilities

	As at August 31,
	2020	2019

Trade	$21,407	$27,996
Salaries and social benefits	17,998	19,716
Forward exchange contracts (note 6)	110	845
Other	1,833	2,233
	$41,348	$50,790

Provisions

	As at August 31,
	2020	2019

Warranty	$380	$356
Restructuring charges (note 4)	3,626	1,133
Other	2,568	2,313
	$6,574	$3,802

13	Leases

The company has operating leases for certain of its premises under various non-cancelable lease agreements that have been accounted for under IFRS 16 since September 1, 2019 (note 2). The company’s operating leases have remaining lease terms ranging from one year to eight years. The company’s operating lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Minimal rentals payable under operating leases are as follows as at August 31, 2020:

No later than 1 year	$3,249
Later than 1 year and no later than 5 years	6,377
Later than 5 years	957
Total lease liabilities as at August 31, 2020	$10,583

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The difference between operating lease commitments disclosed applying IAS 17 as at August 31, 2019, discounted using the incremental borrowing rate of 2% at the date of the initial application of IFRS 16 as at September 1, 2019, and the lease liabilities recognized in the consolidated balance sheet as at that date is as follows:

Discounted operating lease commitments under IAS 17 as at August 31, 2019	$8,915
Discounted impact of renewal options that are reasonably certain to be exercised	1,928
Lease liabilities as at September 1, 2019 under IFRS 16	$10,843

14	Long-Term Debt

	As at August 31,
	2020	2019

Unsecured, non-interest-bearing loans, denominated in euros, repayable in quarterly instalments, maturing in March 2024 and March 2025	$896	$866
Unsecured loans, denominated in euros, repayable in monthly, quarterly or bi‑annual instalments, bearing interest at annual rates of nil to 5.0%, maturing at different dates between March 2020 and September 2023 in 2019 and December 2020 and September 2023 in 2020	2,443	3,111
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly instalments, bearing interest at annual rates of 0.7% to 1.5%, maturing at different dates between April 2020 and August 2022 in 2019 and February 2021 and August 2022 in 2020	295	459
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly or quarterly instalments, bearing interest at annual rates of 1.1% to 2.9%, maturing at different dates between March 2020 and July 2022 in 2019 and December 2020 and July 2022 in 2020	586	1,306

	4,220	5,742
Current portion of long-term debt	2,076	2,449
	$2,144	$3,293

The company is subject to certain covenants under its long-term debt that were met as at August 31, 2020.

Principal repayments of long-term debt due over the forthcoming years are as follows as at August 31, 2020:

No later than one year	$2,076
Later than one year and no later than five years	2,144
$4,220

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

15	Commitments

The company entered into license agreements for certain intellectual property, which expire at various dates through 2025. Minimum payments for these agreements are as follows as at August 31, 2020:

No later than one year	$1,779
Later than one year and no later than five years	621
$2,400

16	Share Capital

Authorized – unlimited as to number, without par value
Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares

Multiple voting and participating, entitling to 10 votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder’s option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the company’s share capital activity:

	Multiple Voting Shares		Subordinate Voting Shares

	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2017	31,643,000	$1	23,068,777	$90,410	$90,411

Redemption of restricted share units (note 18)	–	–	345,883	–	–
Redemption of deferred share units (note 18)	–	–	58,335	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,526	1,526

Balance as at August 31, 2018	31,643,000	1	23,472,995	91,936	91,937

Redemption of restricted share units (note 18)	–	–	317,072	–	–
Redemption of share capital	–	–	(86,392)	(337)	(337)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,106	1,106

Balance as at August 31, 2019	31,643,000	1	23,703,675	92,705	92,706

Redemption of restricted share units (note 18)	–	–	411,619	–	–
Redemption of share capital	–	–	(54,528)	(212)	(212)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,530	1,530

Balance as at August 31, 2020	31,643,000	$1	24,060,766	$94,023	$94,024

a)
On January 8, 2019, the company announced that its Board of Directors had approved a share repurchase program, by way of a normal course issuer bid on the open market of up to 6.3% of the issued and outstanding subordinate voting shares, representing 1,200,000 subordinate voting shares at the prevailing market price. The normal course issuer bid started on January 14, 2019 and ended on January 13, 2020. All shares repurchased under the bid were canceled.

b)
On January 7, 2020, the company announced that its Board of Directors had approved a share repurchase program, by way of a normal course issuer bid on the open market of up to 3.1% of the issued and outstanding subordinate voting shares, representing 600,000 subordinate voting shares at the prevailing market price. The normal course issuer bid started on January 14, 2020 and will end on January 13, 2021 or earlier if the company repurchases the maximum number of shares permitted. All shares repurchased under the bid will be canceled.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

17	Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss are as follows:

	Foreign currency translation adjustment	Cash-flow hedge	Accumulated other comprehensive loss

Balance as at September 1, 2017	$(40,874)	$1,909	$(38,965)
Foreign currency translation adjustment	(6,491)	–	(6,491)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	–	(1,894)	(1,894)

Balance as at August 31, 2018	(47,365)	15	(47,350)
Foreign currency translation adjustment	(4,177)	–	(4,177)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	–	16	16

Balance as at August 31, 2019	(51,542)	31	(51,511)

Foreign currency translation adjustment	5,994	–	5,994
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	–	1,743	1,743

Balance as at August 31, 2020	$(45,548)	$1,774	$(43,774)

18	Stock-Based Compensation Plans

The following table summarizes the stock-based compensation costs recognized for employee services received during the years ended August 31, 2018, 2019 and 2020:

	Years ended August 31,
	2020	2019	2018

Stock-based compensation costs arising from equity-settled awards	$2,027	$1,849	$1,770
Stock-based compensation costs arising from cash-settled awards	(6)	(18)	(22)
	$2,021	$1,831	$1,748

The maximum number of additional subordinate voting shares issuable under the Long-Term Incentive Plan and the Deferred Share Unit Plan cannot exceed 11,792,893 shares. The maximum number of subordinate voting shares that may be granted to any individual on an annual basis cannot exceed 5% of the number of outstanding subordinate voting shares. The company settles equity-settled awards through the issuance of common shares from treasury.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Long-Term Incentive Plan

The company established the Long-Term Incentive Plan for its directors, executive officers and employees and those of its subsidiaries, as determined by the Board of Directors. Up to January 2019, the plan included stock options and restricted share units. In January 2019, the plan was amended to include performance share units. The plan was approved by the shareholders of the company.

Stock options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. As at August 31, 2019 and 2020, the company had no outstanding or exercisable stock options.

Restricted share units (RSUs)

RSUs are stock awards that rise and fall in value based on the market price of the company’s subordinate voting shares and are redeemable for actual subordinate voting shares. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of 10 years from the award date, being the required period of service from employees. The fair value of RSUs equals the market price of the common shares on the date of grant.

The following table summarizes RSU activity for the years ended August 31, 2018, 2019 and 2020:

	Years ended August 31,
	2020	2019	2018

Outstanding – Beginning of year	1,836,446	1,615,152	1,611,330
Granted	439,220	632,931	420,621
Redeemed	(411,619)	(317,072)	(345,883)
Forfeited	(150,932)	(94,565)	(70,916)
Outstanding – End of year	1,713,115	1,836,446	1,615,152

None of the RSUs outstanding as at August 31, 2019 and 2020 were redeemable. The weighted-average grant-date fair value of RSUs granted during the years ended August 31, 2018, 2019 and 2020 amounted to $4.22, $3.30 and $4.02 respectively.

The weighted-average market price of the shares at the date of redemption of RSUs redeemed during the years ended August 31, 2018, 2019 and 2020, was $4.19, $3.20 and $3.92 respectively.

Performance share units (PSUs)

PSUs are stock awards that rise and fall in value based on the market price of the company’s subordinate voting shares and are redeemable for actual subordinate voting shares. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of 10 years from the award date, being the required period of service from employees. The fair value of PSUs equals the market price of the common shares on the date of grant. The ultimate number of PSUs to be granted is subject to the attainment of targets on the vesting date.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes PSU activity for the year ended August 31, 2020:

Outstanding – Beginning of year	–
Granted	143,251
Outstanding – End of year	143,251

None of the PSUs outstanding as at August 31, 2020 were redeemable. The weighted-average grant-date fair value of PSUs granted during the year ended August 31, 2020 amounted to $3.84.

Deferred Share Unit Plan

The company established a Deferred Share Unit (DSU) Plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and are redeemed in subordinate voting shares when the Board member ceases to be a director of the company. This plan was approved by the shareholders of the company.

The following table summarizes DSU activity for the years ended August 31, 2018, 2019 and 2020:

	Years ended August 31,
	2020	2019	2018

Outstanding – Beginning of year	251,507	181,689	174,279
Granted	79,819	69,818	65,745
Redeemed	–	–	(58,335)
Outstanding – End of year	331,326	251,507	181,689

As at August 31, 2018, 2019 and 2020, none of the DSUs outstanding were redeemable. The weighted average grant-date fair value of DSUs granted during the years ended August 31, 2018, 2019 and 2020 amounted to $4.10, $3.64 and $3.43 respectively.

The weighted-average market price of the shares at the date of redemption of DSUs redeemed during the year ended August 31, 2018 was $4.29.

Stock Appreciation Rights Plan

The company established the Stock Appreciation Rights Plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees. This plan was approved by the shareholders of the company.

The liability arising from stock appreciation rights as at August 31, 2019 and 2020 amounted to $77,000 and $70,000 respectively and is recorded in accounts payable and accrued liabilities in the consolidated balance sheets. Stock appreciation rights are immaterial to the company’s consolidated financial statements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

19	Related Party Disclosures

Ultimate controlling shareholder

Mr. Germain Lamonde, the company’s Executive Chairman, is the company’s ultimate controlling shareholder.

Compensation of key management personnel

	Years ended August 31,
	2020	2019	2018

Salaries and short-term employee benefits	$4,086	$4,029	$3,985
Stock-based compensation costs	1,391	1,175	1,047
	$5,477	$5,204	$5,032

Key management personnel includes senior management and directors.

20	Statements of Earnings

Sales

Sales are as follows:

	Years ended August 31,
	2020	2019	2018

Test and measurement	$197,419	$204,693	$197,423
Service assurance, systems and services	69,192	82,788	71,248
Foreign exchange gains (losses) on forward exchange contracts	(1,028)	(591)	875
Total sales for the year	$265,583	$286,890	$269,546

Net research and development

Net research and development expenses comprise the following:

	Years ended August 31,
	2020	2019	2018

Gross research and development expenses	$54,564	$57,972	$65,243
Research and development tax credits and grants	(9,077)	(7,419)	(8,089)
Net research and development expenses for the year	$45,487	$50,553	$57,154

For the year ended August 31, 2020, tax credits and grants include $1,457,000 for the CEWS (nil in 2018 and 2019).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization

Depreciation and amortization expenses by functional area are as follows:

	Years ended August 31,
	2020	2019	2018

Cost of sales
Depreciation of property, plant and equipment	$1,923	$1,862	$2,077
Depreciation of lease ROU assets	1,106	–	–
Amortization of intangible assets	5,092	7,186	9,212
	8,121	9,048	11,289

Selling and administrative expenses
Depreciation of property, plant and equipment	1,080	1,354	902
Depreciation of lease ROU assets	1,472	–	–
Amortization of intangible assets	698	1,043	592
	3,250	2,397	1,494

Net research and development expenses
Depreciation of property, plant and equipment	2,560	2,253	2,465
Depreciation of lease ROU assets	771	–	–
Amortization of intangible assets	677	783	523
	4,008	3,036	2,988
	$15,379	$14,481	$15,771

Depreciation of property, plant and equipment	$5,563	$5,469	$5,444
Depreciation of lease ROU assets	3,349	–	–
Amortization of intangible assets	6,467	9,012	10,327
Total depreciation and amortization expenses for the year	$15,379	$14,481	$15,771

Employee compensation

Employee compensation comprises the following:

	Years ended August 31,
	2020	2019	2018

Salaries and benefits	$142,277	$136,059	$134,453
Restructuring charges	2,808	3,305	2,072
Stock-based compensation costs	2,021	1,831	1,748
Grants (CEWS)	(3,262)	–	–
Total employee compensation for the year	$143,844	$141,195	$138,273

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Restructuring charges by functional area are as follows:

	Years ended August 31,
	2020	2019	2018

Cost of sales	$898	$304	$517
Selling and administrative expenses	1,882	495	673
Net research and development costs	106	2,506	3,219
Interest and other expense	–	–	150
	2,886	3,305	4,559
Income taxes	(533)	(63)	(1,150)
Total restructuring charges for the year	$2,353	$3,242	$3,409

Stock-based compensation costs by functional area are as follows:

	Years ended August 31,
	2020	2019	2018

Cost of sales	$129	$136	$143
Selling and administrative expenses	1,548	1,375	1,217
Net research and development expenses	344	320	388
Total stock-based compensation costs for the year	$2,021	$1,831	$1,748

CEWS by functional area are as follows (note 3):

	Years ended August 31,
	2020	2019	2018

Cost of sales	$(723)	$–	$–
Selling and administrative expenses	(1,082)	–	–
Net research and development expenses	(1,457)	–	–
Total CEWS for the year	$(3,262)	$–	$–

21	Other Disclosures

Other assets

As at August 31, 2019 and 2020, the carrying value of contract assets amounted to $3,083,000 and $5,493,000 respectively and were presented in other current assets in the consolidated balance sheets. Contract assets represent unbilled work in progress.

Deferred revenue

As at August 31, 2020, the company had total deferred revenue of $34,643,000, which represents the aggregate total contract price allocated to undelivered performance obligations. The company expects to recognize $25,785,000 of this amount during the next 12 months and expects to recognize the remaining $8,858,000 thereafter.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company expects that the amount of deferred revenue will change from quarter to quarter for several reasons, including the specific timing, duration and size of large customer support and service agreements, varying billing cycles of such agreements, the specific timing of customer renewals, and foreign currency fluctuations. The company did not have any significant financing components, variable considerations or performance obligations satisfied in a prior period recognized during the year ended August 31, 2020.

During the year ended August 31, 2020, sales included an amount of $24,422,000 that was included in the carrying value of deferred revenue as at August 31, 2019.

During the year ended August 31, 2019, sales included an amount of $16,556,000 that was included in the carrying value of deferred revenue as at August 31, 2018.

Defined contribution pension plans

The company maintains separate defined contribution pension plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Canadian defined contribution pension plan

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to match the employees’ contributions up to a maximum of 4% of an employee’s gross salary. Cash contributions to this plan and expenses for the years ended August 31, 2018, 2019 and 2020, amounted to $1,610,000, $1,592,000 and $1,626,000 respectively.

•	US defined contribution pension plan (401K plan)

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee’s current compensation. In addition, eligible employees may contribute up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit to the 401K plan. The 401K plan permits but does not require the company to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. During the years ended August 31, 2018, 2019 and 2020, the company recorded cash contributions and expenses totaling $591,000, $460,000 and $464,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

22	Income Taxes

The reconciliation of the income tax provision (recovery) calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the consolidated financial statements is as follows:

	Years ended August 31,
	2020	2019	2018

Income tax provision (recovery) at combined Canadian federal and provincial statutory tax rate (27%)	$(950)	$774	$(1,775)

Increase (decrease) due to:
Foreign income/loss taxed at different rates	540	13	452
Non-deductible loss (non-taxable income)	(457)	10	(69)
Non-deductible expenses	697	594	1,285
Change in tax rates	–	–	167
Effect of the US tax reform (1)	–	–	1,528
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	732	63	(16)
Recognition of previously unrecognized deferred income tax assets	(506)	(2,383)	(560)
Utilization of previously unrecognized deferred income tax assets	(13)	(964)	(627)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	5,369	5,761	6,100
Other	610	1,478	(807)
Income tax provision for the year	$6,022	$5,346	$5,678

(1)
On December 22, 2017, the US tax reform (“Tax Cuts and Jobs Act”) was substantively enacted and reduces the maximum corporate income tax rate from 35% to 21%, effective January 1, 2018. Based on management’s estimate of deferred tax assets expected to be used in fiscal 2018 and beyond against taxable income in the United States, the company recorded a deferred income tax expense of $1,528,000 in the consolidated statement of earnings for the year ended August 31, 2018 to account for the effect of this substantively enacted tax rate.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Years ended August 31,
	2020	2019	2018

The income tax provision consists of the following:

Current
Current income taxes	$5,365	$7,449	$4,310

Deferred
Deferred income taxes relating to the origination and reversal of temporary differences	(4,193)	(4,517)	(3,545)
Benefit arising from previously unrecognized tax losses and deductible temporary differences	(506)	(2,383)	(560)
Utilization of previously unrecognized deferred income tax assets	(13)	(964)	(627)
	(4,712)	(7,864)	(4,732)

Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	5,369	5,761	6,100
	657	(2,103)	1,368
Income tax provision for the year	$6,022	$5,346	$5,678

The changes in deferred income tax assets and liabilities for the year ended August 31, 2019 are as follows:

	Balance as at September 1, 2018	Credited (charged) to the statement of earnings	Credited (charged) to shareholders’ equity	Foreign currency translation adjustment	Balance as at August 31, 2019

Deferred income tax assets
Long-lived assets	$1,925	$2,695	$–	$(52)	$4,568
Provisions and accruals	3,963	446	67	15	4,491
Deferred revenue	2,716	490	–	(36)	3,170
Research and development expenses	2,524	(149)	–	(45)	2,330
Losses carried forward	5,073	(2,751)	–	(176)	2,146

Deferred income tax liabilities
Long-lived assets	(6,461)	1,710	–	345	(4,406)
Research and development tax credits	(10,936)	(338)	–	198	(11,076)
Total	$(1,196)	$2,103	$67	$249	$1,223

Classified as follows:
Deferred income tax assets	$4,714				$4,821
Deferred income tax liabilities	(5,910)				(3,598)
	$(1,196)				$1,223

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The changes in deferred income tax assets and liabilities for the year ended August 31, 2020 are as follows:

	Balance as at September 1, 2019	Credited (charged) to the statement of earnings	Credited (charged) to shareholders’ equity	Foreign currency translation adjustment	Balance as at August 31, 2020

Deferred income tax assets
Long-lived assets	$4,568	$(804)	$–	$71	$3,835
Provisions and accruals	4,491	(387)	(578)	75	3,601
Deferred revenue	3,170	104	–	50	3,324
Research and development expenses	2,330	(47)	–	44	2,327
Losses carried forward	2,146	(616)	–	7	1,537

Deferred income tax liabilities
Long-lived assets	(4,406)	1,003	–	(154)	(3,557)
Research and development tax credits	(11,076)	90	–	(208)	(11,194)
Total	$1,223	$(657)	$(578)	$(115)	$(127)

Classified as follows:
Deferred income tax assets	$4,821				$3,633
Deferred income tax liabilities	(3,598)				(3,760)
	$1,223				$(127)

Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses are as follows:

	As at August 31,
	2020	2019

Temporary deductible differences	$163	$241
Losses carried forward	46,289	39,721
	$46,452	$39,962

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2020, the year of expiry of operating losses for which no deferred income tax assets were recognized in the consolidated balance sheet are as follows, presented by tax jurisdiction:

Year of expiry	Finland	France	Spain	United States	United Kingdom

2021	$6,865	$–	$–	$1,074	$–
2022	11,902	–	–	7,435	–
2023	7,711	–	–	1,972	–
2024	5,953	–	–	1,351	–
2025	7,421	–	–	1,351	–
2026	254	–	–	1,351	–
2027	1,542	–	–	1,351	–
2028	–	–	–	2,447	–
2030	1,516	–	–	2,713	–
2031	–	–	–	109	–
2033	–	–	–	4,681	–
2034	–	–	–	4,851	–
2035	–	–	–	2,616	–
2036	–	–	–	8,501	–
2037	–	–	–	9,660	–
2038	–	–	–	7,997	–
Indefinite	–	58,516	6,414	–	8,267
	$43,164	$58,516	$6,414	$59,460	$8,267

Furthermore, as at August 31, 2020, the company had available capital losses in Canada amounting to $50,081,000 (CA$65,311,000) at the federal level and $53,436,000 (CA$69,686,000) at the provincial level for which no deferred income tax assets were recognized. These losses can be carried forward indefinitely against capital gains.

As at August 31, 2020, non-refundable research and development tax credits recognized in the consolidated balance sheet amounted to $39,252,000. In order to recover these non-refundable research and development tax credits, the company needs to generate approximately $261,000,000 (CA$341,000,000) in pre-tax earnings at the Canadian federal level. To generate this level of pre-tax earnings at the Canadian federal level over the estimated recovery period of 16 years, the company must generate a pre-tax earnings compound annual growth rate (CAGR) of 2%, which the company believes is probable. The company’s non-refundable research and development tax credits can be carried forward over a 20‑year period.

As at August 31, 2020, no income taxes were recognized on taxable temporary differences of $25,714,000; such taxes would be payable on the unremitted earnings of certain of the company’s subsidiaries, as the company has determined that:

(1)	Undistributed profits of its foreign subsidiaries will not be distributed in the foreseeable future; and
(2)	Undistributed profits of its domestic subsidiaries will not be taxable when distributed.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

23	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,
	2020	2019	2018

Basic weighted average number of shares outstanding (000’s)	55,604	55,325	54,998
Plus dilutive effect of (000’s):
Restricted share units	–	–	–
Deferred share units	–	–	–
Performance share units	–	–	–
Diluted weighted average number of shares outstanding (000’s)	55,604	55,325	54,998

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares, or their inclusion would be antidilutive (000’s)	2,012	1,701	1,799

For the years ended August 31, 2018, 2019 and 2020, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for these periods was calculated using the basic weighted average number of shares outstanding.

24	Segment Information

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,
	2020	2019	2018

United States	$99,595	$106,607	$100,225
Canada	16,508	15,913	18,425
Other	13,379	21,391	16,743
Americas	129,482	143,911	135,393

United Kingdom	16,170	16,438	17,508
Other	63,700	76,285	67,169
Europe, Middle East and Africa	79,870	92,723	84,677

China	35,727	27,620	20,724
Other	20,504	22,636	28,752
Asia-Pacific	56,231	50,256	49,476
	$265,583	$286,890	$269,546

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31, 2020				As at August 31, 2019

	Property, plant and equipment	Lease ROU assets	Intangible assets	Goodwill	Property, plant and equipment	Lease ROU assets	Intangible assets	Goodwill

Canada	$29,801	$–	$5,338	$17,827	$29,517	$–	$5,675	$17,487
Finland	487	153	455	8,713	331	–	446	8,547
France	2,027	3,526	9,971	6,055	1,896	–	12,788	5,600
United Kingdom	488	544	1,808	7,695	640	–	2,706	7,014
India	4,083	65	18	–	4,249	–	23	–
China	2,785	4,211	24	–	2,667	–	16	–
United States	6	1,857	–	–	7	–	–	–
Other	45	402	2	–	57	–	–	–
	$39,722	$10,758	$17,616	$40,290	$39,364	$–	$21,654	$38,648

25	Subsequent Event

Le 7 septembre 2020, la société conclu un accord d’échange d’actions visant l’acquisition de la totalité des actions émises et en circulation d’InOpticals Inc. (InOpticals), une société privée située au Taiwan, offrant des instruments de test à très haut débit destinés aux marchés des laboratoires et de la fabrication. Cet accord est sujet à l’approbation des autorités règlementaires Taiwanaises. La société prévoit compléter l’acquisition d’InOpticals au cours du deuxième trimestre de l’exercice 2021 et que la juste valeur de la contrepartie totale ne sera pas significative.

Management's Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, namely the impact of the coronavirus pandemic on our employees, customers and global operations, including the ability of our suppliers to fulfil raw material requirements and services, and our ability to manufacture and deliver our products and services to our customers; the effects and length of emergency measures related to isolation periods for individuals in affected areas, lockdown restrictions imposed by national governments on businesses in countries where we operate and have employees, and limitations on travel to attract new customers and serve existing ones; deteriorating financial and market conditions as well as potential recession; trade wars; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated November 25, 2020.

All financial data are expressed in US dollars, except as otherwise noted, and determined based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). This discussion and analysis also contains financial data that do not comply with IFRS. Where such measures are presented, they are defined, and the reader is informed.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of test, monitoring and analytics solutions for fixed and mobile network operators, web‑scale companies, as well as for optical component and network equipment manufacturers in the global communications industry. Our broad portfolio of intelligent hardware and software solutions enables transformations related to fiber, 4G/LTE, 5G, and cloud-native network deployments. Ultimately, customers rely on our solutions to increase network capacity and improve quality of experience for end-users while driving operational efficiencies.

Our success has been largely predicated on our core expertise in developing test equipment for fixed networks. These solutions are available as handheld test instruments, portable platforms with related modules, benchtop instruments, benchtop platforms with modules, and rack-mounted chassis with modules. Our PC-centric, open-ended platforms, combined with cloud-based software applications, can be transformed into a fully connected test environment that allows customers to automate complex, labor-intensive tasks like fiber-to-the-antenna (FTTA), distributed antenna system (DAS) and small cell deployments. Leveraging platform connectivity, customers can also keep track of their entire test fleet, manage software updates and schedule calibration procedures. All test data can be stored in a central database and used as a point of reference against future measurements. Consequently, this enhanced test environment enables them to increase productivity and reduce operating expenses.

Over the years, we have expanded our product portfolio into fiber monitoring, IP (Internet protocol) service assurance as well as monitoring of 2G, 3G, 4G/LTE and 5G mobile networks. Our fiber-monitoring solution leverages EXFO’s expertise and market leadership in optical time domain reflectometry (OTDR) by using this technology as remote test units (RTUs) to monitor an optical plant 24 hours per day, seven days per week. This fiber-monitoring solution proactively detects any fiber degradation or locates any fiber cut to optimize quality of service along long‑haul, metro and access networks. Our IP service assurance solution is a probe-based hardware and software offering that delivers quality-of-service visibility as well as real-time service monitoring and verification of next-generation IP networks. We have enriched our IP service assurance offering, which can also be virtualized, with infrastructure performance management tools, analytics software and network topology discovery solutions via technology acquisitions.

Following the acquisition of Astellia S.A. (renamed EXFO Solutions S.A.S.) in January 2018, we offer monitoring solutions for multi-technology mobile networks (2G, 3G, 4G, 5G). This portfolio provides mobile network operators with capabilities to detect, correlate, analyze, report, geolocate and troubleshoot issues related to network performance, handset behavior and service usage. These solutions can be fully virtualized and combined with information from call traces, third-party probes, customer relationship management, billing, etc., to optimize network visibility.

Our mobile portfolio also consists of network simulators and optical radio frequency (RF) test solutions. Our network simulators simulate real-world, large-scale network traffic and end-user behavior in a laboratory environment to predict network behavior, uncover faults and optimize networks before mobile networks and services are deployed. Our optical RF test solutions are dedicated to turning up and troubleshooting fiber-based mobile networks. These solutions are critical for locating and analyzing RF interference issues in FTTA, DAS, remote radio heads and baseband units that support 4G/LTE and 5G networks.

The competitive advantages of our products include a high degree of innovation, modularity (especially wireline products) and ease of use. Our products enable optical component and network equipment manufacturers, fixed and mobile network operators as well as web-scale operators to design, deploy, troubleshoot and monitor networks and, in the process, help them reduce the cost of operating their networks.

We have a staff of approximately 1,900 people in 25 countries, supporting more than 2,000 customers around the world. We operate three main manufacturing sites, which are located in Québec City, Canada, Shenzhen, China, and Lannion, France, and we have facilities in Rennes, France, and Oulu, Finland, for product configuration, software loading, quality control and shipping of monitoring systems. We also have five main research and development expertise centers in Montréal, Québec City, Rennes, Oulu and London, which are supported by a software development center in India.

In fiscal 2020, we modified certain credit facilities, whereby revolving credit facilities, which provided advances up to CA$70 million (US$53.7 million), were extended to CA$90.0 million (US$69.0 million) until May 31, 2021, to return to CA$70 million on June 1, 2021.

In August 2020, we implemented a restructuring plan to align our cost structure with challenges imposed by the coronavirus pandemic and to strengthen our focus on high-growth drivers like fiber, 5G and cloud-native deployments. During the fourth quarter of fiscal 2020, we recorded pre-tax restructuring charges of $2.9 million, mainly comprised of severance expenses for the employees laid-off. This plan, which is expected to generate $5 million in annual savings, will be completed in fiscal 2021.

On September 7, 2020, we entered into a share swap agreement (SSA) to acquire all issued and outstanding shares of InOpticals Inc. (InOpticals), a Taiwan-based company offering ultra-high-speed test instruments for the laboratory and manufacturing markets. The SSA is subject to closing conditions by Taiwanese regulatory authorities. We expect to complete the acquisition of InOpticals in the second quarter of fiscal 2021. The fair value of the total consideration for this acquisition is not expected to be material.

Our sales decreased 7.4% to $265.6 million in fiscal 2020 from $286.9 million in 2019 mainly due to the global impact of the coronavirus pandemic, as ongoing constraints and preventive measures affected our ability to ship our products and deliver our services. Bookings (purchase orders received from customers) decreased 11.1% to $264.9 million in fiscal 2020, for a book-to-bill ratio of 1.00, from $297.8 million in 2019 also mainly due to the global impact of the coronavirus pandemic on our customers.

Net loss amounted to $9.5 million, or $0.17 per share, in fiscal 2020, compared to $2.5 million, or $0.04 per share, in fiscal 2019. Net loss in fiscal 2020 included net expenses totaling $10.3 million, comprising $5.5 million in after-tax amortization of intangible assets, $2.0 million in stock-based compensation costs, $2.4 million in after-tax restructuring charges, and a foreign exchange loss of $0.4 million. Net loss in fiscal 2020 also included an amount of $2.4 million in after-tax wage subsidy granted by the Canadian government as a result of the coronavirus pandemic. Net loss in fiscal 2019 included net expenses totaling $15.1 million, comprising $7.8 million in after-tax amortization of intangible assets, $1.8 million in stock-based compensation costs, $3.2 million in after-tax restructuring charges, $1.4 million for the acquisition-related deferred revenue fair value adjustment, and a foreign exchange loss of $0.9 million. Net loss also includes $1.7 million for a gain on disposal of capital assets and $2.4 million for a deferred income tax recovery.

Adjusted EBITDA (net loss before interest and other expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, and foreign exchange gain or loss) amounted to $18.2 million, or 6.8% of sales, in fiscal 2020, compared to $25.6 million, or 8.9% of sales, in 2019. Adjusted EBITDA is a non-IFRS measure. See page 72 of this document for a complete reconciliation of adjusted EBITDA to IFRS net loss.

BUSINESS OUTLOOK

Short-term and mid-term adjusted EBITDA target

We had forecasted adjusted EBITDA of $33 million for fiscal 2020 and set an adjusted EBITDA margin target of 15% of sales by the end of fiscal 2021. Due to the uncertainty surrounding the breadth and duration of this coronavirus pandemic, we have suspended indefinitely our short-term and mid-term adjusted EBITDA outlook.

Sales

We sell our products to a diversified customer base in approximately 100 countries through our direct sales force and channel partners, such as sales representatives and distributors. Most of our sales are denominated in US dollars, euros and Canadian dollars.

In fiscal 2018, 2019 and 2020, no customer accounted for more than 10% of our sales, with our top customer representing 9.1%, 6.9% and 8.3% of our sales respectively.

We believe that we have a vast array of products, a diversified customer base and a good spread across geographical areas, which provides us with reasonable protection against concentration of sales and credit risk.

Cost of Sales

The cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel and professional services, as well as overhead costs. Excess, obsolete and scrapped materials are also included in the cost of sales. However, the cost of sales is presented exclusive of depreciation and amortization, which are shown separately in the consolidated statements of earnings.

Selling and administrative, and research and development expenses

Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, information systems, human resources and other corporate expenses.

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We are eligible to receive research and development tax credits on research and development activities carried out in Canada and France. All related research and development tax credits are recorded as a reduction of gross research and development expenses.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated)

Consolidated statement of earnings data: (1)	2020	2019	2018	2020	2019	2018
Sales	$265,583	$286,890	$269,546	100.0%	100.0%	100.0%

Cost of sales (2)	114,558	118,677	105,004	43.1	41.4	39.0
Selling and administrative	92,293	98,646	98,794	34.8	34.4	36.7
Net research and development	45,487	50,553	57,154	17.1	17.6	21.2
Depreciation of property, plant and equipment	5,563	5,469	5,444	2.1	1.9	2.0
Amortization of lease right-of-use assets	3,349	–	–	1.2	–	–
Amortization of intangible assets	6,467	9,012	10,327	2.4	3.1	3.8
Change in fair value of cash-contingent consideration	–	–	(670)	–	–	(0.3)
Interest and other expense	956	718	1,378	0.4	0.3	0.5
Foreign exchange (gain) loss	428	949	(1,309)	0.2	0.3	(0.5)
Share in net loss of an associate	–	–	2,080	–	–	0.8
Gain on deemed disposal of the investment in an associate	–	–	(2,080)	–	–	(0.8)
Earnings (loss) before income taxes	(3,518)	2,866	(6,576)	(1.3)	1.0	(2.4)
Income taxes	6,022	5,346	5,678	2.3	1.9	2.1
Net loss for the year	(9,540)	(2,480)	(12,254)	(3.6)	(0.9)	(4.5)
Net loss for the year attributable to non-controlling interest	–	–	(352)	–	–	(0.1)
Net loss for the year attributable to the parent interest	$(9,540)	$(2,480)	$(11,902)	(3.6)%	(0.9)%	(4.4)%

Basic and diluted net loss attributable to the parent interest per share	$(0.17)	$(0.04)	$(0.22)

Other selected information:

Gross margin before depreciation and amortization (4)	$151,025	$168,213	$164,542	56.9%	58.6%	61.0%

Gross research and development	$54,564	$57,972	$65,243	20.5%	20.2%	24.2%

Restructuring charges included in:
Cost of sales	$898	$304	$517	0.4%	0.1%	0.2%
Selling and administrative expenses	$1,882	$495	$673	0.7%	0.2%	0.2%
Net research and development expenses	$106	$2,506	$3,219	–%	0.9%	1.2%

Canadian emergency wage subsidy included in:
Cost of sales	$(723)	$–	$–	(0.3)%	–%	–%
Selling and administrative expenses	$(1,082)	$–	$–	(0.4)%	–%	–%
Net research and development expenses	$(1,457)	$–	$–	(0.5)%	–%	–%

Adjusted EBITDA (3, 4, 5)	$18,152	$25,585	$17,198	6.8%	8.9%	6.4%

Consolidated balance sheet data: (1)
Total assets	$310,654	$277,602	$284,544

(1)	Consolidated statement of earnings and balance sheet data has been derived from our consolidated financial statements prepared according with IFRS, as issued by the IASB, except for non-IFRS measures.
(2)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(3)
IFRS net loss for the year ended August 31, 2020 takes into account the impact of the adoption of IFRS 16, Leases, on September 1, 2019. The adoption of IFRS 16 had a positive impact on adjusted EBITDA of $3.3 million, or 1.2% of sales for year ended August 31, 2020. Comparative figures were not adjusted.

(4)	Refer to page 72 for non-IFRS measures.
(5)	Includes acquisition-related costs of $2.2 million or 0.8% of sales in fiscal 2018 (nil in 2019 and 2020).

RESULTS OF OPERATIONS

Sales and Bookings

The following tables summarize sales and bookings by product line, in thousands of US dollars:

Sales

	Years ended August 31,
	2020	2019	2018

Test and measurement	$197,419	$204,693	$197,423
Service assurance, systems and services	69,192	82,788	71,248
	266,611	287,481	268,671
Foreign exchange gains (losses) on forward exchange contracts	(1,028)	(591)	875
Total sales	$265,583	$286,890	$269,546

Bookings

	Years ended August 31,
	2020	2019	2018

Test and measurement	$197,141	$210,055	$193,836
Service assurance, systems and services	68,750	88,341	72,982
	265,891	298,396	266,818
Foreign exchange gains (losses) on forward exchange contracts	(1,028)	(591)	875
Total bookings	$264,863	$297,805	$267,693

Sales by geographic region

The following table summarizes sales by geographic region:

	Years ended August 31,
	2020	2019	2018

Americas	49%	50%	50%
Europe, Middle East and Africa (EMEA)	30	32	32
Asia-Pacific (APAC)	21	18	18
	100%	100%	100%

Fiscal 2020 vs. 2019

In fiscal 2020, our sales decreased 7.4% to $265.6 million, compared to $286.9 million in 2019, and our bookings decreased 11.1% year-over-year to $264.9 million in 2020 from $297.8 million in 2019, for a book-to-bill ratio of 1.00.

Sales

In fiscal 2020, the 7.4% decrease in total sales year-over-year came from both product lines.

In fiscal 2020, sales of our Test and Measurement (T&M) product line decreased by $7.3 million, or 3.6% year-over-year, mainly due to the impact the coronavirus pandemic. In particular, sales were negatively impacted in the Americas and the EMEA regions mainly for our optical test as ongoing constraints and preventive measures affected our ability to ship our products and deliver our services. We also witnessed a pause in large-scale fiber installations with communications service providers (CSPs) mainly focusing on maintenance work during the peak of the pandemic. Finally, sales of our T&M product line were to some extent negatively affected by currency fluctuations year-over-year. Otherwise, we made strong progress in China for our advanced equipment for labs and network equipment manufacturers (NEMs), mainly for 5G deployments, as China was the first region to re-open after the lock down, which offset in part the overall year‑over-year decrease in T&M sales in fiscal 2020.

In fiscal 2020, sales of our Service Assurance, Systems and Services (SASS) product line decreased by $13.6 million, or 16.4% year‑over-year. Sales of our SASS product line in fiscal 2019 included a negative impact of $1.4 million for EXFO Solutions’ acquisition-related deferred revenue fair value adjustment. Excluding this adjustment, sales of our SASS product line would have decreased 17.8% year-over-year in fiscal 2020. The year-over-year decrease in sales of our SASS product line in fiscal 2020 is due in part to the $4.9 million order for our real-time network topology solution recognized in 2019 (no such large order in 2020). In addition, the coronavirus pandemic had a negative impact on the sales of our SASS product line in fiscal 2020, as delivery and commissioning of our solutions were more difficult to execute as a result of the pandemic. Finally, sales of our SASS product line were to some extent negatively affected by currency fluctuations year-over-year.

Bookings

In fiscal 2020, the 11.1% decrease in total bookings year-over-year can be attributed to both product lines.

In fiscal 2020, bookings of our T&M product line decreased $12.9 million or 6.1% year‑over‑year. In particular, bookings were negatively impacted in the Americas and the EMEA regions mostly for our optical test mainly due to the negative impact of the coronavirus pandemic. In addition, bookings of our T&M product line were to some extent negatively affected by currency fluctuations year-over-year. These declines were offset in part by strong progress made in China for our advanced equipment for labs and NEMs, mainly for 5G deployments, and a good performance of our high-speed optical transport solutions, which overall delivered a slight increase year‑over-year despite the negative impact of the pandemic.

In fiscal 2020, bookings of our SASS product line decreased $19.6 million or 22.2% year‑over-year. In fiscal 2019, we had received large orders for our real-time network topology solution totaling approximately $11 million. We did not have such order in fiscal 2020. In addition, the coronavirus pandemic had a negative impact on the bookings of our SASS product line year-over-year, as we experienced longer delays to close deals. Finally, bookings of our SASS product line were to some extent negatively affected by currency fluctuations year-over-year.

Fiscal 2019 vs. 2018

In fiscal 2019, our sales increased 6.4% to $286.9 million, compared to $269.5 million in 2018, while our bookings increased 11.2% year-over-year to $297.8 million in 2019 from $267.7 million in 2018, for a book-to-bill ratio of 1.04.

Sales

In fiscal 2019, the 6.4% increase in total sales year-over-year can be attributed to the positive effect of the acquisition of EXFO Solutions. EXFO Solutions contributed to our sales for the full reporting year in fiscal 2019 versus seven months in 2018. We also benefited from a $4.9 million order that was recognized in fiscal 2019 for our real-time network topology solution (no such order in fiscal 2018). Otherwise, our total sales were negatively affected by currency fluctuations year-over-year.

In fiscal 2019, sales of our T&M product line improved $7.3 million or 3.7% year-over-year, despite a negative currency impact. In fiscal 2019, we generated increased sales from our high-speed optical transport solutions, as well as higher sales from EXFO Optics for advanced solutions dedicated to labs and NEM environments, compared to 2018.

In fiscal 2019, sales of our SASS product line increased $11.5 million or 16.2% year-over-year, despite a negative currency impact, mainly because we benefited from the EXFO Solutions acquisition for the full reporting year versus seven months in 2018. We also benefited from a $4.9 million order that was recognized in fiscal 2019 for our real-time network topology solution (no such order in fiscal 2018).

Bookings

In fiscal 2019, our total bookings increased 11.2% year-over-year, mainly due to the positive effect of the acquisition of EXFO Solutions. EXFO Solutions contributed to our bookings for the full reporting year in fiscal 2019 versus seven months in 2018.

We also benefited from larger calendar year-end budget spending from CSPs in the Americas for our T&M products, and we received a $4.9 million order for our real-time network topology solution (no such order in fiscal 2018), as well as four monitoring orders related to 5G deployments in fiscal 2019. Otherwise, in fiscal 2019, total bookings were negatively impacted by currency fluctuations year-over-year.

In fiscal 2019, bookings of our T&M product line increased $16.2 million or 8.4% year-over-year mainly due to larger calendar year‑end budget spending on the part of some CSPs in the Americas. Our high-speed optical transport and advanced solutions for NEMs and R&D labs also delivered higher bookings compared to 2018. This bookings increase was partially mitigated by the negative currency impact year-over-year.

In fiscal 2019, bookings of our SASS product line increased $15.4 million or 21.0% year-over-year mainly due to the positive effect of the acquisition of EXFO Solutions. EXFO Solutions contributed to our bookings for the full period in fiscal 2019 versus seven months in 2018. We also benefited from the $4.9 million order for our real-time network topology solution, as well as four monitoring orders related to 5G deployments. Otherwise, in fiscal 2019, total bookings were negatively impacted by currency fluctuations year-over-year.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure – refer to page 72 of this document)

Gross margin before depreciation and amortization amounted to 56.9%, 58.6% and 61.0% of sales in fiscal 2020, 2019 and 2018 respectively.

In fiscal 2020, the adoption of IFRS 16 had a positive effect of $1.1 million or 0.4% of sales on our gross margin before depreciation and amortization. Previous year figures were not adjusted.

In addition, in fiscal 2020, gross margin before depreciation and amortization included $0.7 million for the wage subsidy granted by the Canadian government as a result of the coronavirus pandemic; this represented a positive impact of 0.3% of sales on our gross margin before depreciation and amortization year-over-year.

Finally, in fiscal 2019, gross margin before depreciation and amortization included a negative impact of $1.4 million or 0.5% of sales for the acquisition-related deferred revenue fair value adjustment from the acquisition of EXFO Solutions (nil in fiscal 2020).

However, in fiscal 2020, gross margin before depreciation and amortization included a negative impact of $0.9 million or 0.3% of sales for restructuring charges, compared to $0.3 million or 0.1% of sales in fiscal 2019.

Excluding these elements, our gross margin before depreciation and amortization would have decreased 2.7% year‑over-year in fiscal 2020.

Fiscal 2020 vs. 2019

In fiscal 2020, the coronavirus pandemic resulted in extended shutdown of businesses, including the temporary shutdown of our manufacturing facility in Shenzhen, China, which negatively impacted our sales and our gross margin before depreciation and amortization for that year, as lower sales resulted in a lower absorption of our fixed costs.

In addition, in fiscal 2019, our gross margin before depreciation and amortization was positively impacted by the $4.9 million order received for our real-time network topology software. This software-intensive solution delivered above-average gross margin and represents a positive impact of 0.7% on the gross margin before depreciation and amortization for that year.

Finally, in fiscal 2020, our gross margin before depreciation and amortization was negatively affected by a less favorable sales mix overall compared to 2019.

Fiscal 2019 vs. 2018

In fiscal 2019, EXFO Solutions, which contributed to our gross margin before depreciation and amortization for the full period compared to seven months in the same period last year, delivered lower margins than our typical corporate margin, as a large portion of its sales comprise professional services, which had a negative impact on our gross margin before depreciation and amortization year-over-year.

In addition, in fiscal 2019, our gross margin before depreciation and amortization was negatively affected by a less favorable sales mix overall compared to 2018.

Furthermore, in fiscal 2019, we recorded in our sales foreign exchange losses on our forward exchange contracts of $0.6 million, compared to foreign exchange gains of $0.9 million in 2018. This gap reduced our gross margin before depreciation and amortization by 0.2% year-over-year.

In addition, in fiscal 2019, we recorded higher inventory write-offs compared to 2018, which contributed to decrease our gross margin before depreciation and amortization by 0.3% year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses amounted to $92.3 million, $98.6 million and $98.8 million for fiscal 2020, 2019 and 2018 respectively. As a percentage of sales, selling and administrative expenses amounted to 34.8%, 34.4% and 36.7% for fiscal 2020, 2019 and 2018 respectively.

Fiscal 2020 vs. 2019

In fiscal 2020, our selling and administrative expenses decreased $6.3 million compared to 2019.

In fiscal 2020, our selling and administrative expenses included $1.1 million for the wage subsidy granted by the Canadian government as a result of the coronavirus pandemic; this represented a positive impact of 0.4% of sales on our selling and administrative expenses.

In addition, in fiscal 2020, the adoption of IFRS 16 had a positive effect of $1.5 million or 0.6% of sales on our selling and administrative expenses. Previous years were not adjusted.

Also, in fiscal 2020, worldwide restrictions on various forms of transportation and lockdown periods due to the coronavirus pandemic resulted in lower travel expenses year‑over-year.

Furthermore, in fiscal 2020, commissions on our sales were lower compared to 2019 due to the year-over-year decrease in sales.

In addition, in fiscal 2020, more favorable exchange rates year‑over‑year resulted in lower selling and administrative expenses compared to 2019.

Otherwise, in fiscal 2020, we incurred restructuring charges of $1.9 million or 0.7% of sales, compared to $0.5 million or 0.2% of sales in 2019.

In addition, in fiscal 2020, inflation and salary increases contributed to a rise in our selling and administrative expenses year-over-year.

Fiscal 2019 vs. 2018

In fiscal 2019, our selling and administrative expenses were slightly down ($0.2 million) in dollars compared to 2018.

In fiscal 2019, our selling and administrative expense includes $0.5 million in restructuring expenses compared to $ 0.7 million in fiscal 2018. In addition, in fiscal 2018, our selling and administrative expenses included $2.1 million (1.0% of sales) in acquisition-related costs following our business acquisitions, compared to nil in 2019.

In addition, in fiscal 2019, the positive impact of our 2018 restructuring plan reduced our selling and administrative expenses compared to 2018. Finally, the increase in the average value of the US dollar compared to other currencies had a positive impact on our selling and administrative expenses year-over-year.

However, in fiscal 2019, we incurred additional expenses compared to 2018, as we had the full-year contribution of EXFO Solutions, compared to a seven-month contribution in 2018. In addition, inflation and salary increases contributed to increasing our selling and administrative expenses year-over-year.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

Gross research and development expenses totaled $54.6 million, $58.0 million and $65.2 million for fiscal 2020, 2019 and 2018 respectively. As a percentage of sales, gross research and development expenses amounted to 20.5%, 20.2% and 24.2% for fiscal 2020, 2019 and 2018 respectively, while net research and development expenses accounted for 17.1%, 17.6% and 21.2% of sales for these respective years.

Fiscal 2020 vs. 2019

In fiscal 2020, our gross research and development expenses decreased $3.4 million compared to 2019.

In fiscal 2019, we incurred restructuring charges of $2.5 million or 0.9% of sales compared to $0.1 million in 2020, which resulted in lower gross research and development expenses year-over-year.

In addition, in fiscal 2020, our gross research and development expenses included $1.5 million for the wage subsidy granted by the Canadian government as a result of the coronavirus pandemic; this represented a positive impact of 0.5% of sales on our gross research and development expenses year‑over‑year.

Furthermore, in fiscal 2020, the adoption of IFRS 16 had a positive effect of $0.8 million or 0.3% of sales on our gross research and development expenses. Previous years were not adjusted.

Finally, in fiscal 2020, more favorable exchange rates year-over-year resulted in lower gross research and development expenses compared to 2019.

Otherwise, in fiscal 2020, we incurred additional expenses compared to the same period last year due to inflation and salary increases.

Fiscal 2019 vs. 2018

In fiscal 2019, our gross research and development expenses decreased $7.3 million compared to 2018.

In fiscal 2019, the positive impact of our 2018 restructuring plan reduced our gross research and development expenses compared to 2018. In addition, in fiscal 2019, the increase in the average value of the US dollar compared to other currencies had a positive impact on our gross research and development expenses year-over-year.

In addition, in fiscal 2018, we incurred restructuring charges of $3.2 million as part of our 2018 plan, compared to $2.5 million in 2019, which reduced our gross research and development expenses year-over-year.

On the other hand, in fiscal 2019, we incurred additional expenses compared to 2018, as we had the full contribution of EXFO Solutions, compared to a seven-month contribution in 2018. Gross research and development expenses were also subject to inflation and salary increases in fiscal 2019, which increased our expenses year-over-year.

In fiscal 2019, the impact of our fiscal 2018 restructuring plan resulted in lower gross research and development expenses as a percentage of sales compared to 2018.

Tax Credits and Grants

We are entitled to tax credits for eligible research and development activities conducted in Canada and France.

Tax credits and grants for research and development activities were $9.1 million, $7.4 million and $8.1 million for fiscal 2020, 2019 and 2018 respectively. As a percentage of gross research and development expenses, tax credits and grants reached 16.6%, 12.8% and 12.4% for fiscal 2020, 2019 and 2018 respectively.

Fiscal 2020 vs. 2019

The increase in our tax credits and grants in fiscal 2020, compared to 2019, mainly comes from the $1.5 million wage subsidy granted by the Canadian government as a result of the coronavirus pandemic, which the company received in fiscal 2020.

Fiscal 2019 vs. 2018

The decrease in our tax credits and grants in fiscal 2019, compared to 2018, comes from reduced gross research and development expenses in Canada and France as a result of the impact of our 2018 restructuring plan.

DEPRECIATION OF LEASE RIGHT-OF-USE ASSETS

On September 1, 2019, following the adoption of IFRS 16, we recorded $11.3 million for lease right-of-use (ROU) assets in the consolidated balance sheet. These assets are depreciated over the lease terms and resulted in a depreciation expense of $3.3 million in fiscal 2020, compared to nil in fiscal 2018 and 2019 as comparative figures were not adjusted. Upon the adoption of IFRS 16, the lease expense, previously recorded under the cost of sales, selling and administrative expenses and net research and development expenses line items is now mainly recorded under depreciation expenses for the lease ROU asset in the consolidated statements of earnings. This new standard was adopted using the modified retrospective method and, accordingly, comparative figures were not adjusted.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed, we recorded intangible assets primarily consisting of core technologies, customer relationships and software. These intangible assets resulted in amortization expenses of $6.5 million, $9.0 million and $10.3 million for fiscal 2020, 2019 and 2018 respectively.

Fiscal 2020 vs. 2019

In fiscal 2020, amortization of intangible assets decreased $2.5 million compared to 2019 mainly because some acquired intangible assets became fully amortized in 2019.

Fiscal 2019 vs. 2018

In fiscal 2019, amortization of intangible assets decreased of 1.3 million year-over-year, despite the full contribution of EXFO Solutions, compared to a seven-month contribution in 2018. The year-over-year decrease is due to the fact that some acquired intangible assets became fully amortized in fiscal 2019.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to currency risk; namely, any increase in the value of the Canadian dollar compared to the US dollar would have a negative impact on our operating results.

We reported foreign exchange losses of $0.4 million and $0.9 million in fiscal 2020 and 2019 respectively, compared to a gain of $1.3 million in 2018.

Fiscal 2020

In fiscal 2020, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange loss of $0.4 million. The period-end value of the Canadian dollar increased 1.9% versus the US dollar to CA$1.3041 = US$1.00 in fiscal 2020 compared to CA$1.3294 = US$1.00 at the end of the previous year. In fiscal 2020, the average value of the Canadian dollar versus the US dollar was CA$1.3458 = US$1.00.

Fiscal 2019

In fiscal 2019, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange loss of $0.9 million. The period-end value of the Canadian dollar decreased 1.8% versus the US dollar to CA$1.3294 = US$1.00 in fiscal 2019 compared to CA$1.3055 = US$1.00 at the end of the previous year. In fiscal 2019, the average value of the Canadian dollar versus the US dollar was CA$1.3247 = US$1.00.

Fiscal 2018

In fiscal 2018, the period-end value of the Canadian dollar decreased versus the US dollar, compared to the previous year-end, which resulted in a foreign exchange gain of $1.3 million. The period-end value of the Canadian dollar decreased 4.1% versus the US dollar to CA$1.3055 = US$1.00 in fiscal 2018, compared to CA$1.2536 = US$1.00 at the end of the previous year. In fiscal 2018, the average value of the Canadian dollar versus the US dollar was CA$1.2768 = US$1.00.

Foreign exchange rate fluctuations also flow through the consolidated statement of earnings line items as portions of our sales are dominated in Canadian dollars and euros and significant portions of our cost of sales and operating items are denominated in Canadian dollars, euros, Indian rupees, British pounds, and CNY, and we report our results in US dollars. In fiscal 2020, the increase in the average value of the US dollar compared to the Canadian dollar, the euro, the British pound, the Indian Rupee and the CNY year-over-year, resulted in a positive impact on our expenses. The average value of the US dollar increased 1.6%, 1.9%, 1.1%, 2.8% and 2.7% respectively year‑over-year, compared to the Canadian dollar, the euro, the British pound, the Indian Rupee and the CNY.

INCOME TAXES

In fiscal 2020, we reported income tax expenses of $6.0 million on a loss before income taxes of $3.5 million, compared to income tax expenses of $5.3 million on earnings before income taxes of $2.9 million in 2019 and income tax expenses of $5.7 million on a loss before income taxes of $6.6 million in 2018.

Discrete items affecting our effective income tax rate

Fiscal 2019

In fiscal 2019, as part of our fiscal 2018 restructuring plan and the shutdown of some of our facilities in the United States, we transferred the ownership of certain intellectual property held in the United States to Canada. This created a deductible tax asset in Canada and resulted in the recognition of a deferred income tax recovery of $2.4 million in fiscal 2019 as the recovery of this asset was probable.

Fiscal 2018

In December 2017, the US tax reform ("Tax Cuts and Jobs Act") was substantively enacted and reduced the maximum corporate income tax rate from 35% to 21%, effective January 1, 2018. Based on our estimate of deferred tax assets expected to be used in fiscal 2018 and beyond against taxable income in the United States, we recorded a deferred income tax expense of $1.5 million in fiscal 2018 to account for the effect of this new substantively enacted tax rate.

Our distorted tax rates for all periods mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and acquisition-related costs for business combinations incurred in 2018 were non-deductible for tax purposes. In addition, we had some other non-deductible losses and expenses, such as stock-based compensation costs. Finally, a significant portion of our foreign exchange gain or loss was a result of the translation of the financial statements of our foreign subsidiaries from their local currency to the functional currency and was therefore non-taxable or non-deductible. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for these years.

Please refer to note 22 to our consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at August 31, 2020, cash and short-term investments totaled $33.7 million, while our working capital was at $35.2 million. Our cash and short-term investments increased $14.3 million in fiscal 2020, compared to 2019.

The following table summarizes the increase of cash and short-term investments in fiscal 2020 in thousands of US dollars:

Increase in bank loan	$26,532
Increase in other liabilities	2,355
Cash flows used by operating activities	(2,137)
Purchases of capital assets	(7,646)
Repayment of long-term debt and lease liabilities	(5,181)
Other	378

$14,301

Our short-term investments consist of debt instruments issued by high-credit-quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis.

We believe that our cash balances and short-term investments totaling $33.7 million, combined with our available revolving credit facilities of up to $44.5 million until May 31, 2021 and $29.2 million thereafter, will be sufficient to meet our liquidity and capital requirements for the foreseeable future. In addition to these assets and credit facilities, we have unused available lines of credit of $22.4 million for foreign currency exposure related to forward exchange contracts. However, the potential prolonged slowdown or a recession due to effect of the coronavirus pandemic, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements through a combination of cash flows from operating activities, the use of our cash and short-term investments, borrowing under our existing credit facilities as well as the issuance of subordinate voting shares.

Operating activities

Cash flows used by operating activities were $2.1 million in fiscal 2020, compared to cash flows provided of $17.2 million in 2019 and $14.4 million in 2018.

Fiscal 2020 vs. 2019

Cash flows used by operating activities in fiscal 2020 were attributable to net earnings after items not affecting cash of $10.2 million, more than offset by the negative net change in non-cash operating items of $12.4 million; this was mainly due to the negative effect on cash of the increase of $1.6 million in our accounts receivable due to the timing of receipts and sales during the year, the negative effect on cash of the increase of the $2.9 million increase in our income tax and tax credits recoverable due to tax credits earned during the year not yet recovered, the negative effect on cash of the increase of the $1.9 million increase in our other assets due to timing of payments during the year, and the negative effect on cash of the decrease of the $6.4 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the year. These negative effects on cash were offset in part by the positive effect on cash of the $0.5 million decrease in our prepaid expenses due to timing of payments during the year.

Fiscal 2019 vs. 2018

Cash flows provided by operating activities in fiscal 2019 were attributable to net earnings after items not affecting cash of $21.8 million, offset in part by the negative net change in non-cash operating items of $4.6 million; this was mainly due to the negative effect on cash of the increase of $4.8 million in our accounts receivable due to the timing of receipts and sales during the year, the negative effect on cash of the increase of $1.3 million in our prepaid expenses due to timing of payments during the year, the negative effect on cash of the $1.5 million increase in our other assets due to the timing of payments during the year, and the negative effect on cash of the $1.6 million decrease in our other liabilities due to the repayments made during the year. These negative effects on cash were offset in part by the positive effect on cash of the $1.5 million decrease in our income tax and tax credits recoverable due to tax credits recovered during the year and the positive effect on cash of the increase of $3.2 million in our accounts payable and accrued liabilities and provisions due to timing of purchases and payments during the year.

Investing activities

Cash flows used by investing activities amounted to $5.7 million in fiscal 2020, compared to $4.9 million in 2019 and $43.9 million in 2018.

Fiscal 2020

In fiscal 2020, we made cash payments of $7.7 million for the purchase of capital assets. However, we disposed (net of acquisitions) $1.7 million worth of short-term investments and we received net proceeds of $0.3 million from the sale of capital assets.

Fiscal 2019

In fiscal 2019, we made cash payments of $7.5 million for the purchase of capital assets, and we acquired (net of disposal) $0.7 million worth of short-term investments. However, during the year, we received net proceeds of $3.3 million from the sale of capital assets.

Fiscal 2018

In fiscal 2018, we made cash payments of $10.5 million and $32.1 million respectively for the purchase of capital assets and the acquisitions of EXFO Optics and EXFO Solutions. In addition, we acquired (net of disposal) $1.3 million worth of short-term investments during the year.

Financing activities

Cash flows provided by financing activities amounted to $23.5 million in fiscal 2020, compared to cash flows used of $8.3 million in 2019 and cash flows provided of $4.3 million in 2018.

Fiscal 2020

In fiscal 2020, our bank loan increased by $26.5 million and our other liabilities increased by $2.4 million. However, we repaid $5.2 million of our lease liabilities and our long-term debt, and we redeemed share capital for $0.2 million.

Fiscal 2019

In fiscal 2019, our bank loan decreased by $5.2 million, we repaid $2.8 million of our long-term debt and other liabilities, and we redeemed share capital for $0.3 million.

Fiscal 2018

In fiscal 2018, our bank loan increased by $11.1 million, but we repaid $3.1 million of our long-term debt and other liabilities and paid $3.7 million for the purchase of the non-controlling interest in EXFO Solutions.

Contractual obligations

We are committed under the terms of contractual obligations, which have various expiration dates, primarily for our lease liabilities, our long-term debt and licensing of intellectual property. The following table summarizes our contractual obligations as at August 31, 2020 in thousands of US dollars:

	Lease liabilities	Long-term debt	Licensing agreements	Total

No later than 1 year	$3,249	$2,076	$1,779	$7,104
Later than 1 year and no later than 5 years	6,377	2,144	621	9,142
Later than 5 years	957	–	–	957
	$10,583	$4,220	$2,400	$17,203

In addition, on August 31, 2020, we had letters of guarantee amounting to $1.3 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2022.

FORWARD EXCHANGE CONTRACTS

We are exposed to currency risk as a result of our export sales of products manufactured in Canada, China, France, and Finland, the majority of which are denominated in US dollars and euros. In addition, we are exposed to currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at August 31, 2020, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual Amounts	Weighted average contractual forward rates

September 2020 to August 2021	$36,100,000	1.3283
September 2021 to August 2022	18,800,000	1.3492
September 2022 to February 2023	3,600,000	1.3324
Total	$58,500,000	1.3353

US dollars – Indian rupees

Expiry dates	Contractual amount	Weighted average contractual forward rate

September 2020 to February 2021	$1,500,000	77.56

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses $1.0 million as at August 31, 2019 and net gains of $1.5 million as at August 31, 2020. The US dollar – Canadian dollar year-end exchange rate was CA$1.3041 = US$1.00 as at August 31, 2020.

SHARE CAPITAL

As at November 16, 2020, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 24,131,121 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and are without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2020, our off-balance sheet arrangements consisted of letters of guarantee amounting to $1.3 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2022.

STRUCTURED ENTITIES

As at August 31, 2020, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Coronavirus pandemic

In December 2019, a novel strain of coronavirus was identified in China and resulted in preventive measures imposed by the Chinese public health authorities including an extended shutdown of businesses, restrictions on various forms of public transportation and lockdown periods for individuals—all of which affected the our factory and supply chain during a certain period. In March 2020, this coronavirus epidemic was declared a pandemic by the World Health Organization, and most countries have been imposing ongoing constraints and preventive measures that have affected and are still affecting the global economy. Significant fluctuations in the stock market have occurred for various reasons linked to the coronavirus pandemic. Although constraints and preventive measures are progressively being relaxed in many countries, the breadth and duration of this pandemic are unknown and raise uncertainties that may impact the measurement of assets and liabilities in future periods.

This pandemic had a negative impact on our sales and operating results in fiscal 2020, and we believe it might continue to negatively impact our sales and operating results to a certain extent over an undetermined period. In addition, over the last months, our stock price significantly fluctuated as a result of the pandemic. As a result of these impacts, during the third quarter of fiscal 2020, we concluded they represented a triggering event and performed goodwill impairment testing for all CGUs. We also perform our annual goodwill impairment test for all CGUs as at August 31, 2020. As at May 31 and August 31, 2020, the recoverable amount for all CGUs exceeded their carrying value.

The preparation of financial statements in accordance with IFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosures of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, we evaluate these estimates and assumptions, including those related to the fair value of assets and liabilities acquired in business combinations, the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the estimated useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the recoverable amount of deferred income tax assets, the amount of certain accrued liabilities, provisions and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances. Actual results could differ from those judgments, estimates and assumptions.

Critical Judgments in Applying Accounting Policies

(a)	Determination of functional currency

We operate in multiple countries and generate revenue and incur expenses in several currencies, namely the Canadian dollar, the US dollar, the euro, the British pound, the Indian rupee and the CNY (Chinese currency). The determination of the functional currency of EXFO and its subsidiaries may require significant judgment. In determining the functional currency of EXFO and its subsidiaries, we take into account primary, secondary and tertiary indicators. When indicators are mixed, and the functional currency is not obvious, we use our judgment to determine the functional currency.

(b)	Determination of cash-generating units and allocation of goodwill

For the purpose of impairment testing, goodwill must be allocated to each CGU or group of CGUs that are expected to benefit from the synergies of the business combination. Initial allocation and possible reallocation of goodwill to a CGU or a group of CGUs requires judgment.

Critical Estimates and Assumptions

(a)	Inventories

We state our inventories at the lower of cost, determined on an average cost basis, and net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs, taking into account changes in demand, technology or market. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our results.

(b)	Income taxes

We are subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk based on our interpretation of laws and regulations. In addition, we make reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax-planning strategies. The ultimate realization of our deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

(c)	Tax credits recoverable

Tax credits are recorded if there is reasonable assurance that we have complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of our Canadian non-refundable tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. We have made reasonable estimates and assumptions to determine the amount of non-refundable tax credits that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax‑planning strategies.

As at August 31, 2020, our Canadian non-refundable research and development tax credits recognized in the consolidated balance sheet amounted to $39.3 million. To recover these non-refundable research and development tax credits, we need to generate approximately $261 million (CA$341 million) in pre-tax earnings at the Canadian federal level. To generate this level of pre-tax earnings at the Canadian federal level over the estimated recovery period of 16 years, we must generate a pre-tax earnings compound annual growth rate of 2%, which we believe is probable. Our non-refundable research and development tax credits can be carried forward over a 20-year period.

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation for the company’s CGUs might be based on several different approaches that relies on unobservable inputs, such as market, cost or income approaches. The company applies judgment in making adjustments to the unobservable inputs for factors such as size, risk profile or profitability. Also, the income approach involves significant judgment with respect to estimating cash flows (based on market participant assumptions) and the appropriate discount rate. The company also considers the company’s value derived from its market capitalization, adjusting for a control premium considered appropriate based on other comparable companies with significant controlling interests.

As mentioned above, as at May 31, and August 31, 2020, we performed goodwill impairment tests for all CGUs.

For the purposes of the impairment test, goodwill has been allocated to the lowest level within EXFO at which it is monitored by management to make business decisions, which are the following CGUs:

EXFO CGU	$13,200,000
EXFO Optics CGU	3,648,000
Service assurance, systems and services (SASS) CGU	23,442,000
Total	$40,290,000

In performing the goodwill impairment review of our CGUs as at May 31, 2020 and August 31, 2020, we determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of EXFO Optics CGU, we used a capitalized cash flows method. In addition, for the SASS CGU, we used a cost approach based on the level of research and development expenses incurred over the last two years. Finally, as the sales and operations of the EXFO CGU constitutes the significant majority of the company’s sales and operations, we compared the carrying amount of the EXFO CGU to EXFO’s overall market capitalization, after adjustment for a control premium and the adjustment to deduct the recoverable amount of the EXFO Optics and SASS CGU.

As at May 31 and August 31, 2020, the recoverable amount for all CGUs exceeded their carrying value.

(e)	Purchase price allocation in business combinations

The fair value of the total consideration transferred in business combinations (purchase price) must be allocated based on the estimated fair value of acquired net assets at the date of acquisition. Allocating the purchase price requires management to make estimates and judgments to determine assets acquired and liabilities assumed, useful lives of certain long-lived assets and the respective fair value of assets acquired, and liabilities assumed; this may require the use of unobservable inputs, including management’s expectations of future revenue growth, operating costs and profit margins as well as discount rates.

i)	Growth rates

The assumptions used are based on acquired companies’ historical growth, expectations of future revenue growth, expected synergies as well as industry and market trends.

ii)	Discount rate

We use a discount rate to calculate the present value of estimated future cash flows, which represents our weighted average cost of capital (WACC).

(f)	Identification of performance obligations

Customer contracts may include promises to transfer multiple products and services to a customer. Determining whether the products and services are considered distinct performance obligations that should be accounted for separately or as one single performance obligation may require significant judgment. We assess whether each promised good or service is distinct for the purpose of identifying the various performance obligations in each contract. Promised goods and services are considered distinct provided that (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (ii) our promise to transfer the good or service to the customer is separately identifiable or distinct from other promises in the contract.

NEW IFRS PRONOUNCEMENTS

Recently issued IFRS pronouncements adopted in fiscal 2020

Leases

IFRS 16, Leases, was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 supersedes IAS 17, Leases, and related interpretations. Under IFRS 16, lessees recognize an ROU asset and a lease liability measured at the present value of lease payments for virtually all their leases. Short‑term leases with a term of 12 months or less are not required to be recognized. This new standard is effective for annual periods beginning on or after January 1, 2019.

We adopted this new standard on September 1, 2019, using the modified retrospective method, which did not require adjustments to comparative periods. We applied IFRS 16 at the adoption date and recognized ROU assets and lease liabilities in the period of adoption. The new standard provides several optional practical expedients in transition. Upon implementation of the new standard, we elected the practical expedients to combine lease and non-lease components, and to not recognize ROU assets and lease liabilities for short-term leases and low‑value assets. We identified appropriate changes to our accounting policies, information technology systems, business processes, and related internal controls to support recognition and disclosure requirements under IFRS 16.

The adoption of IFRS 16 on September 1, 2019 resulted in the recognition of lease ROU assets of $11.3 million, lease liabilities of $10.8 million, and the elimination of prepaid rent of $0.5 million in the consolidated balance sheet as of that date. In addition, lease payments for lease ROU assets, previously reported in cash flows from operating activities, are reported in cash flows from financing activities in the consolidated statements of cash flows. However, the adoption of this standard had no significant impact on net loss.

Upon the adoption of IFRS 16, the lease expense, previously recorded under the cost of sales, selling and administrative expenses and net research and development expenses line items is recorded as depreciation expenses for the lease ROU assets and as interest expenses on the lease liabilities in the consolidated statements of earnings.

Finally, the adoption of IFRS 16 had no significant impact on liquidity and debt covenant compliance under existing debt agreements.

Uncertainty over income tax treatments

IFRIC 23, Uncertainty over Income Tax Treatments, was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. We adopted this interpretation on September 1, 2019, and its adoption had no significant impact on our consolidated financial statements.

RISKS AND UNCERTAINTIES

In December 2019, a novel strain of coronavirus was identified in China and resulted in preventive measures imposed by the Chinese public health authorities including an extended shutdown of businesses, restrictions on various forms of public transportation and lockdown periods for individuals—all of which affected our factory and supply chain during a certain period. In March 2020, this coronavirus epidemic was declared a pandemic by the World Health Organization, and most countries have been imposing ongoing constraints and preventive measures that have affected and are still affecting the global economy. Significant fluctuations in the stock market have occurred for various reasons linked to the coronavirus pandemic. Although constraints and preventive measures are progressively being relaxed in many countries, the breadth and duration of this pandemic are unknown and raise uncertainties that may impact our sales and operating results, as well as the measurement of assets and liabilities in future periods.

Over the past several years, we have managed our business in a difficult environment, including the current coronavirus pandemic; gradually evolved from a supplier of dedicated test instruments to a supplier of end-to-end solutions, focused on research and development programs for new and innovative solutions aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive and complex sector that is in constant evolution, and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management plans and policies.

While strategic acquisitions and possibly others in the future are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses, their products, technologies and personnel as well as key personnel retention. Finally, integration of new acquisitions requires the dedication of management resources, which may draw management’s attention away from our day-to-day business and operations.

Our business is subject to the effects of general global and regional economic conditions, particularly conditions in the communications test, service assurance and analytics markets. In recent months, our operating results have been adversely affected as a result of the coronavirus pandemic. Also, in the past, our operating results have been adversely affected as a result of unfavorable economic conditions and reduced or delayed capital spending in the Americas, EMEA and APAC. Global and regional economic conditions continue to be volatile and uncertain as a result of the coronavirus pandemic as well as by trade actions by the US government. If global and/or regional economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate, we may experience material adverse impacts on our business. Unfavorable and/or uncertain economic and market conditions may result in lower capital spending or delayed spending by our customers on network test, service assurance and analytics solutions, and, therefore, demand for our products could decline and adversely impact our revenue.

Our functional currency is the Canadian dollar. We are exposed to a currency risk because of our export sales of products manufactured in Canada, China, France and Finland, the majority of which are denominated in US dollars and euros, while a significant portion of our cost of sales and operating expenses are denominated in Canadian dollars and currencies such as the euro, British pound, Indian rupee and CNY (China). As a result, even though we manage our exposure to currency risk to some extent with forward exchange contracts (by selling US dollars for Canadian dollars and US dollars for Indian rupees) and certain cost of sales and operating expenses are denominated in currencies other than the Canadian dollar, namely the US dollar and euro, we are exposed to fluctuations in the exchange rates between the Canadian dollar on one hand and the US dollar, euro and other currencies on the other. In recent months, as a result of the coronavirus pandemic, we have witnessed increased volatility in currencies, which impacted our operating results. Any increase in the value of the Canadian dollar relative to the US dollar and other currencies, or any unfavorable variance between the value of the Canadian dollar and the contractual rates of our US dollar - Canadian dollar forward exchange contracts, could result in foreign exchange losses and have a material adverse effect on our operating results. Foreign exchange rate fluctuations also flow through the consolidated statement of earnings line items as a significant portion of cost of sales and our operating expenses are denominated in Canadian dollars, euros, Indian rupees and CNY, and we report our results in US dollars. Any decrease in the value of the US dollar relative to the Canadian dollar and other currencies could have a material adverse effect on our operating results.

Risks and uncertainties related to the communications test, monitoring and analytics industry involve the rapid and timely development of new products that may have short lifecycles and require extensive research and development; the difficulty of adequately predicting market size, trends and customer needs; the ability to quickly adapt our cost structure to changing market conditions to achieve profitability; and the challenge of retaining highly skilled employees.

Given our strategic goals for growth and competitive positioning in our industry, we are continually expanding into international markets, such as the operation of our manufacturing facilities in China and our software development center in India as well as operating other subsidiaries in many countries. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, inter-company transfer price audits, pricing pressure, cultural differences and the management of operations in different countries.

The economic environment of our industry could also result in some of our customers experiencing difficulties, which, consequently, could have a negative effect on our results, especially in terms of future sales and the recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short‑term investments consist of debt instruments issued by high-credit-quality corporations. Our cash and forward exchange contracts are held with or issued by high-credit quality-financial institutions; therefore, we consider the risk of non‑performance on these instruments to be limited.

We depend on a single supplier or a limited number of suppliers for some of the parts used to manufacture our products for which alternative sources may not be readily available. In addition, all our orders are placed through individual purchase orders, and, therefore, our suppliers may experience difficulties, suffer from natural disasters, delay or stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in increased costs, delivery problems and reduced control over product pricing and quality. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex parts designed to our specifications, such as our optical, electronic or mechanical parts, is lengthy and would consume a substantial amount of time for our technical personnel and management. If we were required to change a supplier in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new supplier capable of meeting and willing to meet our needs on terms that we would find acceptable.

We rely upon the capacity, efficiency and security of our information technology (IT) hardware and software infrastructures and those from third parties, as well as our ability to expand and update these infrastructures, in response to our evolving needs. Any failure to manage, expand, update or secure our information technology infrastructures or any failure in the operation of these infrastructures could harm our business. Our information systems and third-party systems may be vulnerable to damages from a computer virus and malware. In fiscal 2020 we experienced an IT issue, but it was deemed non-material. We may also be subject to natural disasters, unauthorized access, theft of information and other similar disruptions. Any system failure, accident or security breach could result in disruptions to our operations. To the extent that any disruption, security breach or cyber-attack results in a loss or damage to our data, or inappropriate disclosure of confidential information, it could harm our business. In addition, these events may force us to devote more money and resources in order to protect ourselves against damages caused by these disruptions or security breaches in the future.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our Annual Report, on Form 20-F, published with securities commissions at www.EXFO.com, or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represents net loss attributable to the parent interest before interest and other expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, change in fair value of cash-contingent consideration, acquisition-related deferred revenue fair value adjustment, and foreign exchange gain or loss.

These non-IFRS measures eliminate the effect on our IFRS results of non-cash statement of earnings elements, restructuring charges as well as elements subject to significant volatility such as foreign exchange gain or loss. We use these measures for evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These non-IFRS measures are also used by financial analysts that evaluate and compare our performance against that of our competitors and industry players in our sector.

Finally, these measures help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance. More importantly, it enables the comparison of our performance on a relatively similar basis against that of other public and private companies in our industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net loss attributable to the parent interest, in thousands of US dollars:

	Years ended August 31,
	2020	2019	2018

IFRS net loss attributable to the parent interest for the year	$(9,540)	$(2,480)	$(11,902)

Add (deduct):

Depreciation and amortization	15,379	14,481	15,771
Interest and other expense	956	718	1,378
Income taxes	6,022	5,346	5,678
Stock-based compensation costs	2,021	1,831	1,748
Restructuring charges	2,886	3,305	4,409
Change in fair value of cash-contingent consideration	–	–	(670)
Acquisition-related deferred revenue fair value adjustment	–	1,435	2,095
Foreign exchange (gain) loss	428	949	(1,309)
Adjusted EBITDA for the year (1,2)	$18,152	$25,585	$17,198

Adjusted EBITDA in percentage of total sales	6.8%	8.9%	6.4%

(1)
IFRS net loss for the year ended August 31, 2020 takes into account the impact of the adoption of IFRS 16 on September 1, 2019. The adoption of IFRS 16 on September 1, 2019 had a positive impact on adjusted EBITDA of $3.3 million or 1.2% of sales for the year ended August 31, 2020. Comparative figures were not adjusted.

(2)	Includes acquisition-related costs of $2.2 million or 0.8% of sales in fiscal 2018 (nil in fiscal 2019 and 2020).

QUARTERLY SUMMARY FINANCIAL INFORMATION (1)
(tabular amounts in thousands of US dollars, except per share data)

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year ended August 31,
2020
Sales	$73,551	$55,313	$66,147	$70,572	$265,583
Cost of sales (2)	$30,241	$23,796	$27,948	$32,573	$114,558
Net earnings (loss)	$(63)	$(9,021)	$3,177	$(3,633)	$(9,540)
Basic and diluted net earnings (loss)	$(0.00)	$(0.16)	$0.06	$(0.07)	$(0.17)

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year ended August 31,
2019
Sales	$69,201	$73,927	$73,587	$70,175	$286,890
Cost of sales (2)	$28,897	$29,062	$30,458	$30,260	$118,677
Net earnings (loss)	$(7,467)	$5,193	$21	$(227)	$(2,480)
Basic and diluted net earnings (loss) (3)	$(0.14)	$0.09	$0.00	$(0.00)	$(0.04)

(1)
Quarterly financial information has been derived from our unaudited condensed interim consolidated financial statements, which are prepared in accordance with IFRS, as issued by the IASB, applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The presentation currency is the US dollar, which differs from the functional currency of the company (Canadian dollar).

(2)	The cost of sales is exclusive of depreciation and amortization.
(3)	Per share data is calculated independently for each quarter presented. Therefore, the sum of this quarterly information does not equal the corresponding annual information.

Quarterly Sales Analysis

Overall in fiscal 2020, our sales decreased 7.4% to $265.6 million compared to $286.9 million in 2019. Refer to section ‘’Sales and bookings’’ elsewhere in this document for explanations about the year-over-year annual increase in sales. On a quarterly basis, our sales fluctuate from quarter to quarter due to timing and magnitude of orders.

Fourth Quarter Results

Gross margin before depreciation and amortization

In the fourth quarter of fiscal 2020, our gross margin before depreciation and amortization reached 53.8%, 3.1% lower compared to 56.9% for the same period last year.

In the fourth quarter of fiscal 2020, gross margin before depreciation and amortization included $0.9 million, or 1.3% of sales, in restructuring charges for severance expenses, compared to nil in the same period last year.

However, in the fourth quarter of fiscal 2020, the adoption of IFRS 16 had a positive effect of $0.3 million or 0.4% of sales on our gross margin before depreciation and amortization. Previous years were not adjusted.

Excluding restructuring charges and the impact of the adoption of IFRS 16, gross margin before depreciation and amortization would have amounted to 54.7% of sales in the fourth quarter of fiscal 2020, 2.2% lower compared to 56.9% of sales during the same period last year.

In the fourth quarter of fiscal 2020, our gross margin before depreciation and amortization was unfavorably affected by product mix compared to the same period last year, which reduced our gross margin before depreciation and amortization year-over-year.

Net loss

Net loss amounted to $3.6 million, or $0.07 per share, in the fourth quarter of fiscal 2020 compared to $0.2 million, or $0.00 per share, for the same period last year.

In the fourth quarter of fiscal 2020, we recorded after-tax restructuring charges of $2.4 million compared to nil in the same period last year. Excluding restructuring charges, net loss would have amounted to $1.3 million in the fourth quarter of fiscal 2020, $1.1 million higher compared to $0.2 million in the same period last year.

In the fourth quarter of fiscal 2020, excluding the impact of restructuring costs, our gross margin before depreciation and amortization was much lower due to an unfavorable product mix year-over-year, which increased our net loss year-over-year.

Also, in the fourth quarter of fiscal 2020, general inflation and salary increases resulted in higher selling and administrative and net research and development expenses year-over-year.

On the other hand, in the fourth quarter of fiscal 2019, we reported a write-off of capital assets of $1.1 million compared to a gain on disposal of capital assets of $0.3 million this quarter.

Finally, in the fourth quarter of fiscal 2020, we reported an income tax expense of $1.6 million compared to $0.8 million for the same period last year.

Quebec City, Canada, November 1, 2020

RE: Annual General Meeting of Shareholders

Dear Shareholder,
We would like to invite you to our upcoming Annual General Meeting of Shareholders (“Meeting”), which will be held on January 13, 2021, 9:00 a.m.
This year, in light of the ongoing public health concerns related to the COVID-19 pandemic and in order to comply with the measures imposed by the federal and provincial governments, the Corporation is encouraging shareholders and others to view the Meeting online by way of a live webcast that will be available at https://investors.exfo.com/events/event-details/annual-meeting-shareholders-0.
Details of the business to be conducted at the Meeting are provided in the attached Management Proxy Circular and Notice of Annual General Meeting of Shareholders. Please be advised that our annual Letter to Shareholders will be available on our website (exfo.com/en/ar2020), on November 25, 2020.
It is important that your shares be represented at the Meeting. PLEASE VOTE BY TELEPHONE OR ELECTRONICALLY OR COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY BY FAX OR EMAIL OR IN THE ENCLOSED POSTAGE-PAID ENVELOPE.
On behalf of the Board of Directors, we would like to express our appreciation for your continued interest in EXFO.
Sincerely,

/s/ Germain Lamonde Germain Lamonde Executive Chairman of the Board EXFO Inc.	/s/ Philippe Morin Philippe Morin Chief Executive Officer EXFO Inc.

EXFO Inc.

_________________________

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of EXFO Inc. (the "Corporation") will be held at 9:00 a.m. (Eastern Standard Time), on Wednesday, January 13, 2021, at the Corporation’s Headquarters located at 400 Godin Avenue, Atrium Room, Quebec City, Quebec, G1M 2K2, Canada, for the following purposes:
1.	to receive the consolidated financial statements of the Corporation for the financial year ended August 31, 2020, and the Auditor’s report thereon;
2.	to elect Directors of the Corporation;
3.	to appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration;
4.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.
Enclosed is a copy of the 2020 Management Proxy Circular and a form of Proxy and, if selected, a copy of the 2019 consolidated financial statements, management’s discussion and analysis and the Auditor’s Report thereon.
In light of the ongoing public health concerns related to the COVID-19 pandemic and in order to comply with the measures imposed by the federal and provincial governments, the Corporation is encouraging shareholders and others not to attend the Meeting in person. Shareholders are urged to vote on the matters before the Meeting by proxy and to view the Meeting online by way of a live webcast that will be available at https://investors.exfo.com/events/event-details/annual-meeting-shareholders-0. Shareholders will be able to submit questions to management of the Corporation by email at ir@exfo.com before close of business on January 12, 2021 or through the webcast at the conclusion of the Meeting. The Corporation may take additional precautionary measures in relation to the Meeting in response to further developments in the COVID-19 pandemic or announce alternative arrangements for the Meeting via press release, without further notice. Shareholders should consult our website at www.exfo.com for our must current measures and arrangements.
DATED at Quebec, Province of Quebec, this 1st day of November 2020.

BY ORDER OF THE BOARD OF DIRECTORS /s/ Benoit Ringuette Benoit Ringuette Secretary

Shareholders are requested to vote by telephone or electronically or to complete the enclosed proxy form and return it by fax, email or in the envelope provided. To be valid, votes or proxies must reach the office of AST Trust Company (Canada), no later than the close of business on the last day prior to the date of the Meeting or any reconvening of the Meeting in case of adjournment.

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to AST website https://ca.astfinancial.com/financialstatements and input code 1629a.

☐ I would like to receive quarterly financial statements
☐ I do not want to receive annual financial statements

☐ I would like to receive future mailings by email at _____________________________

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

________________________________________________  __________________
Signature(s)                                                                                                                                                           Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by January 12, 2021 at 5:00 p.m. (Eastern time).

Appointment of Proxyholder

I/We, being holder(s) of subordinate voting shares of EXFO Inc. (the "Company"), hereby appoint: Germain Lamonde, Executive Chairman, or, failing him, Philippe Morin, Chief Executive Officer OR

__________________________________________________________________________________________
Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual Meeting of Shareholders of the Company to be held at 9:00 a.m. (Eastern Time) on Wednesday, January 13, 2021, at the Company’s Headquarters located at 400 Godin Avenue, Atrium Room, Quebec City, Quebec, G1M 2K2 (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned was/were personally present, with full power of substitution.

Management recommends voting FOR Resolutions 1 and 2. Please use a dark black pencil or pen.
1. Election of Directors	FOR	WITHHOLD
1. François Côté	☐	☐
2. Germain Lamonde	☐	☐
3. Angela Logothetis	☐	☐
4. Philippe Morin	☐	☐
5. Claude Séguin	☐	☐
6. Randy E. Tornes	☐	☐
2. Appointment of Auditors	FOR	WITHHOLD
Appointment of PricewaterhouseCoopers LLP as Auditors	☐	☐

How to Vote
Proxy Form – Annual Meeting of Shareholders of EXFO Inc. to be held on January 13, 2021 (the "Meeting") Notes to Proxy	INTERNET ● Go to www.astvotemyproxy.com ● Cast your vote online ● View Meeting documents	TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-7352 and follow the voice instructions
1.  This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.
To vote using your smartphone, please scan this QR Code
2.  If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

To vote by telephone or Internet you will need your control number. If you vote by Internet or telephone, do not return this proxy. MAIL, FAX or EMAIL
3.  Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

● Complete and return your signed proxy in the envelope provided or send to: AST Trust Company (Canada) ("AST") P.O. Box 721 Agincourt, ON M1S 0A1
4.  If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.
● You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxy@astfinancial.com

All holders should refer to the Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Company.

  An undated proxy is deemed to bear the date on which it is mailed by management to you.

   If you wish to receive investor documents electronically in future, please visit https://ca.astfinancial.com/edelivery to enroll.

All proxies must be received by January 12, 2021 at 5:00 p.m. (Eastern time).

NOTICE OF ANNUAL
MEETING OF SHAREHOLDERS
AND
MANAGEMENT PROXY CIRCULAR

November 1, 2020

VOTING INFORMATION AND PROXIES
Solicitation of Proxies
Appointment and Revocation of Proxies and Attendance of Beneficial Shareholders
Voting of Proxies
Voting Shares and Principal Holders Thereof
Electronic Delivery
BUSINESS TO BE TRANSACTED AT THE MEETING
Presentation of the Financial Statements
Election of the Directors and Nomination Process
Appointment and Remuneration of Auditors
NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Compensation Discussion and Analysis
Compensation Elements
Executive Chairman Performance Compensation during Last Three (3) Financial Years
CEO Performance Compensation during Last Three (3) Financial Years
Summary Compensation Table of Named Executive Officers
Incentive Plan Awards
Pension Plan Benefits
Termination and Change of Control Benefits
Compensation of Directors
Securities Authorized for Issuance under Equity Compensation Plans
Annual Burn Rate
PERFORMANCE GRAPH
DIRECTORS AND OFFICERS’ LIABILITY INSURANCE
REPORT ON CORPORATE GOVERNANCE PRACTICES
Corporate Governance Developments in Canada
EXFO’s Corporate Governance Practices
ADDITIONAL INFORMATION
DIRECTORS’ APPROVAL
SCHEDULE A CORPORATE GOVERNANCE PRACTICES

EXFO Inc.
MANAGEMENT PROXY CIRCULAR

VOTING INFORMATION AND PROXIES

Solicitation of Proxies

This Management Proxy Circular (“Circular”) is provided in connection with the solicitation by the Management of EXFO Inc. (the “Corporation” or “EXFO”) of proxies to be used at the Annual Meeting of shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes stated in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as at November 1, 2020.

It is expected that the solicitation will be made primarily by mail and e-mail, but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.

Appointment and Revocation of Proxies and Attendance of Beneficial Shareholders

The persons named in the enclosed Form of Proxy (the “Form of Proxy”) are officers of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person’s name in the blank space provided in the Form of Proxy and checking item (B).

To be valid, votes or proxies must be received at the Toronto, Canada office of AST Trust Company (Canada), 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Corporate Secretary or at the Toronto, Canada office of the Corporation’s transfer agent no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

In light of the ongoing public health concerns related to the COVID-19 pandemic and in order to comply with the measures imposed by the federal and provincial governments, the Corporation is encouraging shareholders and others not to attend the Meeting in person.

Voting of Proxies

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. Unless otherwise indicated, the voting rights attached to the shares represented by a Form of Proxy will be voted “FOR” in respect of all the proposals described herein.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

A shareholder desiring to vote by telephone should call 1-888-489-7352 or to vote electronically must go to the following site: www.astvotemyproxy.com and enter the personalized 13-digit control number printed on the enclosed Form of Proxy and follow the instructions on the screen or otherwise fax or e-mail or mail the enclosed Form of Proxy.

Voting Shares and Principal Holders Thereof

As at November 1, 2020, 24,159,673 Subordinate Voting Shares and 31,643,000 Multiple Voting Shares were outstanding, being the only classes of shares of the Corporation entitled to be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one (1) vote and the holder of Multiple Voting Shares is entitled to ten (10) votes for each share registered in his or her name at the close of business on November 16, 2020, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting and to vote (the “Record Date”). A list of shareholders entitled to vote as of the Record Date, showing the number of shares held by each shareholder, shall be prepared within ten (10) days of the Record Date. This list of shareholders will be available for inspection during normal business hours at the Montreal office of AST Trust Company (Canada), the transfer agent of the Corporation, 2001 Robert-Bourassa Boulevard, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Subordinate Voting Shares and Multiple Voting Shares, as a single class, present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the Corporation.

To the knowledge of executive officers and directors of the Corporation, as at November 1, 2020, the only person who is a beneficial owner or who exercises control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation is:

Name of Shareholder	Number of Subordinate Voting Shares		Percentage of Voting Rights Attached to All Subordinate Voting Shares	Number of Multiple Voting Shares (1)		Percentage of Voting Rights Attached to All Multiple Voting Shares	Percentage of Voting Rights Attached to All Subordinate and Multiple Voting Shares
Germain Lamonde	3,672,474	(2)	15.20%	31,643,000	(3)	100%	93.98%

(1)	The holder of Multiple Voting Shares is entitled to ten (10) votes for each share.
(2)
Mr. Lamonde exercises control over 3,191,666 Subordinate Voting Shares through G. Lamonde Investissements Financiers Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 316,247 Subordinate Voting Shares through 9356-8988 Québec Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises direct control over 164,561 Subordinate Voting Shares.

(3)
Mr. Lamonde exercises control over 29,743,000 Multiple Voting Shares through G. Lamonde Investissements Financiers Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 1,900,000 Multiple Voting Shares through 9356-8988 Québec Inc., a company controlled by Mr. Lamonde.

Electronic Delivery

The Corporation has a voluntary program for e-mail notification to its shareholders advising them that documents which must be delivered pursuant to securities legislation are available on the Corporation’s website. Every year, as required by law governing public companies, the Corporation delivers documentation to shareholders, such as this Circular and the Corporation’s annual consolidated financial statements together with the auditors’ report thereon. The Corporation has made the delivery of such documents more convenient for its shareholders, as shareholders who so wish may be notified by e-mail when the Corporation’s documentation is posted in the “Investors” section on its website (www.EXFO.com). Accordingly, such documentation will not be sent to such shareholders in paper form by mail. The Corporation believes that electronic delivery will benefit the environment and reduce its costs. Shareholders who do not consent to receive documentation by e-mail will continue to receive such documentation by mail. Shareholders may also notify the Corporation in writing of their intention not to receive the annual consolidated financial statements together with the auditors’ report thereon, neither by e-mail nor by mail.

Registered shareholders can consent to electronic delivery by visiting AST Trust Company (Canada)’s web site: https://ca.astfinancial.com/InvestorServices/edelivery. Unregistered shareholders (i.e. shareholders whose shares are held through a securities broker, bank, trust company or other nominee) can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

BUSINESS TO BE TRANSACTED AT THE MEETING

Presentation of the Financial Statements

The consolidated financial statements of the Corporation for the financial year ended August 31, 2020 and the auditors’ report thereon will be submitted to shareholders at the Meeting but no vote with respect thereto is required or proposed to be taken.

Election of the Directors and Nomination Process

According to the articles of the Corporation, the Board of Directors shall consist of a minimum of three (3) and a maximum of twelve (12) directors. The number of directors is currently fixed at six (6) pursuant to a resolution of the Board of Directors. At the Meeting, Management proposes the six (6) persons named hereafter on pages 5 to 10 as nominees for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation’s by-laws.

Management does not anticipate that any of the nominees will be unable or, for any reason whatsoever, reluctant to fulfill their duties as directors. Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholder specifies on the Form of Proxy to abstain from voting for the election of the directors. The election of the directors must be approved by a majority of the votes cast on the matter at the Meeting.

The Corporation’s Majority Voting Policy applies to this election. Under such policy, a director who is elected in an uncontested election with a greater number of votes “withheld” than votes “for” such director will be required to tender his or her resignation to the Chair of the Board. This resignation will be effective when accepted by the Board of Directors. Unless extraordinary circumstances apply, the Board of Directors will accept the resignation. The Board of Directors will announce its decision (including the reason for not accepting a resignation) by press release within ninety (90) days of the meeting during which the election was held. A copy of the Majority Voting Policy is available on the Corporation’s website (www.EXFO.com).

The Human Resources Committee assists the Board of Directors by identifying individuals qualified to become members of the Board of Directors and making recommendations to the Board of Directors as to selection of director nominees for the next annual meeting of shareholders. In making its recommendations, the Human Resources Committee objectively considers, among other things, the competencies and skills that: (i) the Board of Directors considers to be necessary for the Board, as a whole, to possess; (ii) the Board of Directors considers each existing director to possess; and (iii) each new nominee will bring to the board room. Therefore, the competencies and skills, identified by the Human Resources Committee, as a whole, include the skill sets of current board members such as financial literacy, proficiency with test, service assurance and network visibility solutions and technologies, telecommunications industry experience, international business experience and other related competencies. Any additional skill sets deemed to be beneficial are considered, assessed and identified in light of the opportunities and risks facing the Corporation when candidates for director positions are considered.

Appointment and Remuneration of Auditors

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors of the Corporation until the close of the next annual general meeting of the shareholders. The Audit Committee is to be authorized to fix the remuneration of the auditors so appointed. The Board of Directors and Management, upon the advice of the Audit Committee, recommend that PricewaterhouseCoopers LLP be re-appointed as auditors of the Corporation. The re-appointment of PricewaterhouseCoopers LLP must be approved by a majority of the votes cast on the matter at the Meeting.

NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES

The following charts and notes set out the name of each of the individuals proposed to be nominated at the Meeting for election as a director of the Corporation. Included in these charts is information relating to the proposed directors’ committee memberships, meeting attendance, period of service as a director, principal directorships with other organizations and equity ownership (or securities over which each of them exercises control or direction) in the Corporation.

GERMAIN LAMONDE
		St-Augustin-de-Desmaures, Quebec, Canada Director since September 1985 Not Independent (Management) Principal Occupation: Executive Chairman of the Board of Directors
Germain Lamonde, founder of EXFO, is Executive Chairman of the Board and served as the company’s Chief Executive Officer (CEO) for over 30 years. During his tenure as CEO, Mr. Lamonde grew the company from the ground up, turning it into a global leader in the communications test, monitoring and analytics market and the world’s #1 fiber/highspeed testing company, with customers in over one hundred countries. Today as Executive Chairman, Mr. Lamonde leads EXFO’s acquisitions strategy and is actively involved in defining the company’s growth and investment strategies, strategic direction and corporate governance policies. Mr. Lamonde has served on the board of directors of several public and private organizations, fulfilled numerous speaking engagements, and received several industry awards for his leadership, innovation and global development and was named EY Entrepreneur of the Year 2018 Canada. Mr. Lamonde is presently Chairman of ENCQOR, the Canada-Quebec-Ontario partnership focused on research and innovation in the field of 5G/IoT innovation and serves on the Board of QG100 – a CEO development forum. Mr. Lamonde holds a bachelor’s degree in engineering physics from Polytechnique Montréal and a master’s degree in optics from Université Laval in Québec City. He is a graduate of the Ivey Executive Program at Western University in London, Ontario, and is also a Fellow of the Canadian Academy of Engineering.

Board/Committee Membership			Attendance (1)		Board Memberships of Another Reporting Issuer
Board of Directors			6/6	100%	–
Securities Held
As at	Subordinate Voting Shares (#)	Multiple Voting Shares (#)	PSUs (#)	RSUs (#)	Total Shares (2) and PSUs, RSUs (#)	Total Market Value (3) of Shares (2)and PSUs, RSUs (US$)
August 31, 2020	3,672,474 (4)	31,643,000 (5)	–	–	35,315,474	127,135,706

(1)	From September 1, 2019 until November 1, 2020, Mr. Lamonde attended two (2) board meetings in person, one (1) board meeting by telephone and three (3) board meetings by video conference.
(2)	Includes both Subordinate Voting Shares and Multiple Voting Shares.
(3)
The value of unvested PSUs or RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2020, which was US$3.60 (CA$4.70). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2020 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of PSUs or RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)
Mr. Lamonde exercises control over 3,191,666 Subordinate Voting Shares through G. Lamonde Investissements Financiers Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 316,247 Subordinate Voting Shares through 9356-8988 Québec Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises direct control over 164,561 Subordinate Voting Shares.

(5)
Mr. Lamonde exercises control over 29,743,000 Multiple Voting Shares through G. Lamonde Investissements Financiers Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 1,900,000 Multiple Voting Shares through 9356-8988 Québec Inc., a company controlled by Mr. Lamonde.

FRANÇOIS CÔTÉ
Montreal, Quebec, Canada Director since January 2015 Lead Director Independent Principal Occupation: Director

François Côté was appointed a member of our Board of Directors in January 2015. Mr. Côté is a director as a full-time occupation, for corporations in the public, private and non-profit sectors, bringing his expertise in strategy, M&A, governance and passion for growth. Mr. Côté held a variety of executive positions at Bell Canada prior to becoming President and Chief Executive Officer of Emergis. Following the acquisition of Emergis by TELUS in January 2008, he was appointed President of TELUS Quebec, TELUS Health and TELUS Ventures. In this role, Mr. Côté was responsible for broadening TELUS Quebec’s presence and driving the company’s national health strategy through timely investments in information technology and innovative wireless solutions. Mr. Côté holds a bachelor’s degree in Industrial Relations from Laval University. In 2007, he was named Entrepreneur of the Year by Ernst & Young, in the Corporate Restructuring category for the province of Quebec. Mr. Côté serves on the boards of Purkinje, a Montreal health IT growth company as Chairman. Mr. Côté also serves on the Advisory Committee of Groupe Morneau.

Board/Committee Membership	Attendance (1)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	5/6 5/5 5/5 6/6	83% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares (2) and DSUs (#)	Total Market Value (3) of Shares (2) and DSUs (US$)
August 31, 2020	6,500	50,820	57,320	206,352

(1)	From September 1, 2019 until November 1, 2020, Mr. Côté attended two (2) board meetings in person and three (3) board meetings by video conference.
(2)	Refers to Subordinate Voting Shares.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2020, which was US$3.60 (CA$4.70). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2020 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

ANGELA LOGOTHETIS
Bath, United Kingdom Director since January 2017 Independent Principal Occupation: Vice President and CTO, Amdocs Open Network (1)
Angela Logothetis brings more than twenty-five (25) years of experience in the telecommunications industry. Ms. Logothetis has deep software technology and services expertise having worked for market-leading Information and Communication Technologies companies including Amdocs, Cramer, PricewaterhouseCoopers and Accenture as well as start-up software companies Clarity and Time Quantum Technology. She has worked in senior leadership positions in ANZ, APAC and EMEA and held global responsibilities for the past ten (10) years. Ms. Logothetis is the CTO for Amdocs Open Network. Amdocs is the market leader in customer experience software solutions and services for the world’s largest communications, entertainment and media service providers. Ms. Logothetis is a member of the EMEA advisory board for a major semiconductor company, a strategic growth advisor for two technology scale-ups and is on the board of the 5G labs for a major service provider. Outside of telecommunications, Ms. Logothetis is engaged in climate change, future of work and women in technology initiatives. Ms. Logothetis holds a Bachelor of Science degree, with first class honors, in Business Information Technology from the University of New South Wales, Australia. She completed dual majors in accountancy and information technology.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	6/6 5/5 5/5 6/6	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares (3) and DSUs (#)	Total Market Value (4) of Shares (3) and DSUs (US$)
August 31, 2020	–	75,032	75,032	270,115

(1)	Amdocs is a market leader in software solutions and services for communications, media and entertainment service providers.
(2)	From September 1, 2019 until November 1, 2020, Ms. Logothetis attended two (2) board meetings in person, one (1) board meeting by telephone and three (3) board meetings by video conference.
(3)	Refers to Subordinate Voting Shares.
(4)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2020, which was US$3.60 (CA$4.70). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2020 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

PHILIPPE MORIN
Montreal, Quebec, Canada Director since January 2018 Not Independent (Management) Principal Occupation: CEO of the Corporation
Philippe Morin was appointed Chief Executive Officer (CEO) of EXFO in April 2017 and is responsible for the Corporation’s strategy and financial directions, goals and results. He has more than thirty (30) years of experience in the telecommunications industry and joined EXFO in November 2015 as Chief Operating Officer (COO) leading the company’s global sales leadership, market development, and product strategy. Before joining EXFO, Mr. Morin was Senior Vice President of Worldwide Sales and Field Operations at Ciena. He previously held senior leadership roles at Nortel Networks, including President of Metro Ethernet Networks and Vice President and General Manager of Optical Networks. Philippe Morin holds a bachelor’s degree in electrical engineering from Université Laval in Quebec City, Canada, and a master’s degree in business administration (MBA) from McGill University in Montreal, Canada.

Board/Committee Membership	Attendance (1)		Board Memberships of Another Reporting Issuer
Board of Directors	6/6	100%	–
Securities Held
As at	Subordinate Voting Shares (#)	PSUs (#)	RSUs (#)	Total Shares (2) and PSUs, RSUs (#)	Total Market Value (3) of Shares (2) and PSUs, RSUs (US$)
August 31, 2020	692,195	28,965	294,603	1,015,763	3,656,747

(1)	From September 1, 2019 until November 1, 2020, Mr. Morin attended two (2) board meetings in person, one (1) board meeting by telephone and three (3) board meetings by video conference.
(2)	Refers to Subordinate Voting Shares.
(3)
The value of unvested PSUs or RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2020, which was US$3.60 (CA$4.70). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2020 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of PSUs or RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

CLAUDE SÉGUIN
Westmount, Quebec, Canada Director since February 2013 Independent Principal Occupation: Director
Claude Séguin was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO nearly forty (40) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin was Special advisor to the Founder and Executive Chairman at CGI Group Inc., a global leader in information technology and business process services, until March 2018. He was, until November 2016, Senior Vice President, Corporate Development and Strategic Investments. In this position, he was responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.’s Executive Vice President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Quebec from 1987 to 1992, in addition to Assistant Deputy Finance Minister in prior years. Prior to that, he held senior positions at the Province of Quebec Treasury Board. Mr. Séguin is a member of the boards of Hydro-Quebec and HEC-Montréal. He also chairs the Boards of Centraide of Greater Montreal Foundation as well as the Fonds de solidarité FTQ, a $15B Labour Sponsored Investment Fund in Québec. Claude Séguin graduated from HEC-Montréal and earned a master’s and a Ph.D. in public administration from Syracuse University in New York State. He also followed the Advanced Management Program at Harvard Business School.

Board/Committee Membership	Attendance (1)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	6/6 5/5 5/5 6/6	100% 100% 100% 100%	Fonds de solidarité FTQ
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares (2) and DSUs (#)	Total Market Value (3) of Shares (2) and DSUs (US$)
August 31, 2020	5,000	84,575	89,575	322,470

(1)	From September 1, 2019 until November 1, 2020, Mr. Séguin attended two (2) board meetings in person, one (1) board meeting by telephone and three (3) board meetings by video conference.
(2)	Refers to Subordinate Voting Shares.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2020, which was US$3.60 (CA$4.70). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2020 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

RANDY E. TORNES
Frisco, Texas, USA Director since February 2013 Independent Principal Occupation: Global AT&T Client Executive & Account Leader for Dell Technologies Select (1)
Randy E. Tornes was appointed a member of EXFO’s Board of Directors in February 2013. He brings to EXFO over thirty (30) years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Global AT&T Client Executive & Account Leader for Dell Technologies Select. Prior to joining DTS, Mr. Tornes was Vice President and Client Partner for AT&T at Altran, a Capgemini Company. Prior to joining Altran, Mr. Tornes was Vice President Strategic Alliances at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. Mr. Tornes has also worked as the Operating Area Leader for AT&T and responsible for all sales, service and support of Juniper products and services. Prior to joining Juniper Networks in May 2012, he spent two (2) years at Ericsson, where he was Vice President Sales (AT&T account). Before that position, he worked for Nortel for twenty-six (26) years, holding various sales management positions, including Vice President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in business—organizational development and production and operations management, from the University of Colorado in Colorado Springs.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	6/6 5/5 5/5 6/6	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares (3) and DSUs (#)	Total Market Value (4) of Shares (3) and DSUs (US$)
August 31, 2020	–	120,899	120,899	435,236

(1)	Dell Technologies Select is a global organization uniquely organized to deliver business outcomes to some of the most well-known and complex enterprises.
(2)	From September 1, 2019 until November 1, 2020, Mr. Tornes attended two (2) board meetings in person, one (1) board meeting by telephone and three (3) board meetings by video conference.
(3)	Refers to Subordinate Voting Shares.
(4)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2020, which was US$3.60 (CA$4.70). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2020 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individuals. The information as to the Principal Board Memberships is also not within the direct knowledge of the Corporation and has been furnished by the respective individuals.

None of the individuals who are proposed to be nominated at the Meeting for election as a director of the Corporation:

a)
is, as at the date hereof, or has been, within ten (10) years before the date hereof, a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such individual was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such individual ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

b)
is, as at the date hereof, or has been within ten (10) years before the date hereof, a director or executive officer of any company that, while such individual was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

c)
has, within the ten (10) years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or

d)
has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such individual.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Compensation Discussion and Analysis

This Compensation Discussion and Analysis focuses primarily on: (i) significant elements of the Corporation’s executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2020.

The following is a discussion of the compensation arrangements with the Corporation’s Executive Chairman, Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and each of the two most highly compensated executive officers of the Corporation and its subsidiaries whose total compensation was, individually, more than CA$150,000 (collectively with the Executive Chairman, CEO and CFO, the “Named Executive Officers” or “NEOs”). The NEOs for the financial year ended August 31, 2020 were Mr. Germain Lamonde (Executive Chairman), Mr. Philippe Morin (CEO), Mr. Pierre Plamondon (CFO and Vice President, Finance), Mr. Floyd Allen Johnston (Vice President, Sales — Americas) and Mr. Willem Jan te Niet (Vice President, Sales — Europe, Middle East and Africa (“EMEA”)).

Members of the Human Resources Committee

During the financial year ended August 31, 2020, the Human Resources Committee was composed of:

•	Mr. François Côté (Chairman)
•	Ms. Angela Logothetis
•	Mr. Claude Séguin
•	Mr. Randy E. Tornes

None of these members were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered “independent”, as defined in applicable securities legislation and regulations. They each have experience in executive compensation either as a chief executive officer or a senior executive officer of a publicly traded corporation. Mr. François Côté held a variety of executive positions, including president and chief executive officer, for approximately twenty (20) years. Mr. Côté also holds a Bachelor’s degree in Industrial Relations. Ms. Angela Logothetis holds a Bachelor of Science degree, with first class honors, in Business Information Technology. She completed dual majors in accountancy and information technology. She has more than twenty-five (25) years of international experience in the telecommunications industry. Mr. Claude Séguin has held various senior management and executive positions in major corporations in the last forty (40) years. Mr. Randy E. Tornes has approximately thirty (30) years of management experience through senior sales management positions. Over the course of their careers, all members have been exposed at various degrees to the complexity of balancing efficient executive compensation strategies with the evolution of business requirements, having to manage directly or indirectly impacts and consequences of executive compensation decisions. The Board of Directors believes that the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and assessing the risks related thereto and overseeing the assessment of the performance of all the Corporation’s executive officers, including the Executive Chairman and CEO. The Human Resources Committee also reviews and submits to the Board of Directors recommendations for the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Human Resources Committee also evaluates and makes recommendations to the Board of Directors regarding the compensation of directors, including the number of Deferred Share Units (“DSUs”) credited to the non-employee directors pursuant to the Deferred Share Unit Plan. The Human Resources Committee’s goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders’ interests. Though the Human Resources Committee is responsible for the review of employees’ performance and approval of the identity of the employees that will receive Performance Share Units (“PSUs”), Restricted Share Units (“RSUs”) or options to purchase shares of the Corporation, in accordance with policies established by the Board of Directors and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2019 to August 31, 2020, these functions have been shared by the Board of Directors and the Human Resources Committee but have mainly been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with the Executive Chairman, the CEO and the Vice President, Human Resources of the Corporation, the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this Circular.

From September 1, 2019 to November 1, 2020, the Human Resources Committee held five (5) meetings and at all of those meetings executive compensation was discussed. The Human Resources Committee meetings were attended by all the members of the Human Resources Committee. The following table outlines the main activities of the Human Resources Committee during the period from September 1, 2019 to November 1, 2020:

Meeting	Main Activities of the Human Resources Committee
October 9, 2019	●	Review of the Business Performance Measures results for the financial year ended August 31, 2019;
	●	Review of the Business Performance Measures for the financial year started September 1, 2019;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2019;
	●	Review of the Short-Term Incentive Plan for the financial year started September 1, 2019;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2019;
●
Review of the compensation plans of executive officers for the financial year started September 1, 2019 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2019;
	●	Review and approval of the CEO and Executive Chairman objectives and compensation plan;
	●	Review and approval of the stock-based compensation for senior management and officers delivered through the Long-Term Incentive Plan for the financial year started September 1, 2019;
	●	Annual Sales Force Achievement;
	●	Annual Review of the Human Resources Committee Charter;
	●	Review of the Directors’ Compensation;
	●	Review of the Key Human Resources Initiatives;
	●	Review of the Risk Assessment of Executive Compensation.
January 7, 2020	●	Review and approval of the Short-Term Incentive Plan of some executive officers for the financial year started September 1, 2019, including the CEO and Executive Chairman;
	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2019 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the stock-based compensation for performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2019;
	●	Leadership program and Talent Management;
	●	Review of the Risk Assessment of Executive Compensation;
	●	Review of the Key Human Resources Initiatives.
April 7, 2020	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2019 and being part of the Short-Term Incentive Plan;
	●	Succession Planning;
	●	Review of the Key Human Resources Initiatives;
	●	Review of Covid-19 impacts and key measures;
	●	Review of the stock-based compensation for performing and critical employees;
	●	Review of the Talent Management and Leadership program.
July 7, 2020	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2019 and being part of the Short-Term Incentive Plan;
	●	Covid-19 update on impacts & key measures;
	●	Review of the organizational structure;
	●	Review and approval of the compensation package of recently hired executive officer and advisory board members;
	●	Review of the Talent Management and Leadership program;
	●	Review of the Key Human Resources Initiatives.

Meeting	Main Activities of the Human Resources Committee
October 7, 2020	●	Review of the Business Performance Measures results for the financial year ended August 31, 2020;
	●	Review of the Business Performance Measures for the financial year started September 1, 2020;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2020;
	●	Review of the Short-Term Incentive Plan for the financial year started September 1, 2020;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2020;
●
Review of the compensation plans of executive officers for the financial year started September 1, 2020 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2020;
	●	Review and approval of the CEO and Executive Chairman objectives and compensation plan;
	●	Review and approval of the stock-based compensation for senior management and officers delivered through the Long-Term Incentive Plan for the financial year started September 1, 2020;
	●	Annual Sales Force Achievement;
	●	Annual Review of the Human Resources Committee Charter;
	●	Review of the Directors’ Compensation;
	●	Review of the Key Human Resources Initiatives;
	●	Review of the Risk Assessment of Executive Compensation.

Compensation Plan Control – Compensation Consultant and Internal Review

As a general practice, the Corporation’s relative position in terms of compensation levels is determined periodically through studies performed by independent consulting firms using a selected reference market of comparable companies. The benchmarking activities are further detailed below under the heading – “Benchmarking”.

For the financial year ended August 31, 2020, the Human Resources Committee retained the services of Willis Towers Watson to conduct a benchmark analysis relating to the global compensation of Board of Directors members. Certain compensation adjustments were made following to the conclusion of such analysis.

For the financial year ended on August 31, 2019, the Human Resources Committee retained the services of Willis Towers Watson to have access to benefits and compensation data and surveys relating to executive compensation.

In addition, internal pay equity studies are a key factor used by the Corporation to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2020, this practice continued, and certain compensation adjustments were made as have been made in previous years.

The Human Resources Committee has the authority to retain any independent consultants of its choice to advise its members on total executive compensation policy matters, and to determine the fees and the terms and conditions of the engagement of these consultants. The Human Resources Committee is ultimately responsible for its own decisions, which may take into consideration more than the information and recommendations provided by its compensation consultants or Management.

For the financial years that ended on August 31, 2019 and 2020, the Corporation also retained the services of Aon, D‑Teck Solutions, Eckler, Lee Hecht Harrison Knightsbridge, Mercer, McCleans, Optonique, TECHNOCompétences and Willis Towers Watson for services which were not related to executive compensation. The services provided by Aon related to the access to compensation data and surveys for employees in various countries. The services provided by D-Teck Solutions related to psychometric testing. The services provided by Eckler related to pension plan analysis, retirement policy, governance and communication to employees. The services provided by Lee Hecht Harrison Knightsbridge related to outplacement services for terminated employees. The services provided by Mercer related to a compensation structure project. The services provided by McCleans related to employee’s engagement survey and best practices. The services provided by Optonique related to the access to compensation data and surveys. The services provided by TECHNOCompétences related to the access of compensation data for IT employees in Canada. The services provided by Willis Towers Watson concerned the access to benefits and compensation data and surveys for employees in Canada, United States and United Kingdom and to conduct a benchmark analysis relating to the global compensation of Board of Directors members. Fees for the services performed that are not related to executive compensation are not required to be approved by the Human Resources Committee.

The aggregate fees paid to Aon, D-TECK Solutions, Eckler, Lee Hecht Harrison Knightsbridge, Mercer, McCleans, Optonique, TECHNOCompétences and Willis Towers Watson for consulting services provided to the Human Resources Committee related to determining compensation for any of the Corporation’s directors and executive officers and to the Corporation for all other services provided during the financial years ended August 31, 2019 and 2020 were as follows:

Type of Fee	Financial 2019 Fees	Percentage of Financial 2019 Fees	Financial 2020 Fees	Percentage of Financial 2020 Fees
Executive Compensation – Related Fees	CA$807	2%	CA$24,818	19%
All Other Fees	CA$39,793	98%	CA$106,300	81%
Total	CA$40,600	100%	CA$131,118	100%

Benchmarking

In 2016, the Corporation engaged Willis Towers Watson to perform an executive total compensation review (hereinafter in this Circular referred to as the “Target Compensation Positioning”). The compensation elements covered by the analysis were: base salary; target bonus; long-term incentive; perquisites and pension (hereinafter in this Circular referred to as the “Target Total Compensation”). Willis Towers Watson’s work included assistance in benchmarking, assessing potential gaps between the market and the executives’ compensation levels and proposing potential changes to ensure alignment with the market and with the Corporation’s compensation policy. In 2016, eleven (11) executive positions were covered by the executive total compensation review, eight (8) located in Canada and three (3) outside of Canada.

For the purpose of assessing the competitiveness of the Target Total Compensation of senior executives, the Corporation considered compensation data from a comparator group including private and publicly traded companies of comparable size and similar industry, operations in multiple countries and attracting similar profiles of employees, professionals and experts. The comparator group has been revised in 2016 with the guidance and advice from Willis Towers Watson.

•
Canada executives: For the executives based in Canada, the Corporation used the following comparator group: 5N Plus Inc., ACCEO Solutions, AgJunction Inc., Atos IT Services and Solutions Inc., Avigilon Corporation, Callian Technologies Ltd., Ciena, COM DEV International Ltd., Constellation Software Inc., Evertz Technologies Ltd., GTECH, Open Text Corporation, Redline Communications Group Inc., Sandvine Corporation, Sierra Wireless Inc., Smart Technologies Inc., Vecima Networks Inc., Vidéotron Ltée and Wi-Lan Inc.

•
United States executives: For the executives based in the United States, the Corporation used the following comparator group: AMETEK, Avangate, BMC Software, CDK Global, Communications Systems, Crown Castle, Intelsat, Itron, Keysight Technologies, Laird Technologies, MTS Systems, Plexus, SAS Institute, SunGard Data Systems, Teradata, TomTom, Total System Services, Truphone and Verint Systems.

•
United Kingdom executives: For the executives based in the United Kingdom, the Corporation used the following comparator group: BAE Systems Applied Intelligence, COLT Telecom, Flextronics, Fujitsu, Irdeto, McCain Foods, PepsiCo, Premier Food Group, QinetiQ, Qualcomm, Rentokil Initial, Talk Talk Group and Viacom.

•
Asia executives: For the executives based in Asia, the Corporation used a broader comparator group, based on general industry data: A. Menarini Asia-Pacific, Abbott Laboratories, AbbVie, Accenture, ACE Asia Pacific Services, ACE Insurance, ACE Life Insurance Company Ltd., ACR Capital Holdings, AIA Company, Aimia, Alcatel-Lucent, Amazon.com, ANZ Banking Group, ASML, AstraZeneca, Avanade, Aviva Ltd., AXA Insurance Singapore, AXA Life Insurance Singapore, Bank of New York Mellon, Baxter, Beckman Coulter, Becton Dickinson, BHP Billiton, Bio-Rad Laboratories, Biosensors, BT Global Services, Cerebos Pacific Limited, Chubb Pacific Underwriting, Cigna, CommScope, DHL, DHL Express, DHL GBS, DHL Global Forwarding, DHL Mail, DHL Supply Chain, Discovery Communications, Experian, Federal Insurance Company, Fujitsu, GE Energy, GE Healthcare, General Electric, Great Eastern Life Insurance, Hap Seng Consolidated, HSBC Holdings, IHS Global, IMI, Ingenico, Intel, Intercontinental Hotels Group, International Flavors & Fragrances, ITT Corporation, Johnson & Johnson, Lexmark, Liberty Insurance, M1 Limited, Manulife, MasterCard, Merck KgaA, Microsoft, Molex, MSD International GMBH (Singapore Branch), National Australia Bank, NBC Universal, NCR, Overseas Assurance Corporation, Pfizer, Pramerica Financial Asia HQ, Proximus, Prudential Assurance Company, Prudential Services, QBE Insurance, Qualcomm, Reinsurance Group of America, RELX Group, Rio Tinto, Roche Pharmaceuticals, Sabre Holdings, Sealed Air, Smiths Group, Spirax Sarco, Standard Chartered Bank, StarHub, Starwood Hotels & Resorts, Straits Developments, Swiss Reinsurance International, Teva Pharmaceutical Industries, Thermo Fisher Scientific, Trayport, TUI, UBS, Unilever, United Overseas Bank, Verizon, Zurich Insurance Company and Zurich Life Insurance.

To be considered in the comparator group, a company had to meet the following specific criteria:

a)	Similar industry: Technology Hardware and Equipment, Telecommunications Equipment and Services or Software and Services; and

b)
Comparable in size: revenues under CA$1 billion. Only one publicly traded company had revenues above the equivalent of CA$1 billion. The compensation market comparison is done using the regression analysis which is a method to predict the “size-adjusted” competitive level of compensation to reflect the size of the Corporation in relation to that of the other companies of the reference group. This method mitigates the impact that larger companies may have on the competitive compensation levels for the Corporation.

The Corporation uses two (2) major surveys on an annual basis in order to continue the benchmarking of its compensation on a regular basis. The first one is Willis Towers Watson High Tech Middle Management, Professional and Support Compensation Survey, providing and receiving data for Canada and USA. The other one is Radford (Aon) Global Sales Survey, providing and receiving data for all the countries where the Corporation employs sales force.
Guiding Principles for Compensation of Executive Officers

The Corporation’s executive compensation plans are designed to attract, retain and motivate key executives who directly impact the Corporation’s long-term success and the creation of shareholder value. In determining executive compensation, the Human Resources Committee considers the following four (4) principles:

•
Performance-based: Executive compensation levels reflect both the results of the Corporation and individual results based on specific quantitative and qualitative objectives established at the beginning of each financial year in keeping with the Corporation’s long-term strategic objectives.

•
Aligned with shareholder interests: An important portion of incentive compensation for executives is composed of equity awards to ensure that executives are aligned with the principles of sustained long-term shareholder value growth.

•
Market competitive: Compensation of executives is designed to be externally competitive when compared against executives of comparable peer companies, and in consideration of the Corporation’s results.

•	Individually equitable: Compensation levels are also designed to reflect individual factors such as scope of responsibility, experience, and performance against individual measures.

Compensation Policies and Practices

In April 2007, the Corporation adopted a Best Practice Regarding the Granting Date of Stock Incentive Compensation. The purpose of this best practice is to ensure that the Corporation complies with securities regulation and avoids the backdating of equity-based incentive compensation. The best practice states that the Corporation shall: (i) grant recurrent equity-based incentive compensation pursuant to its Long-Term Incentive Plan on the fifth business day following the public release of the Corporation’s financial results; and (ii) grant recurrent stock-based incentive compensation pursuant to its Deferred Share Unit Plan on the last business day of each quarter. In October 2014, the Corporation amended the Human Resources Committee Charter to adapt it to the latest NASDAQ Rules on independency of directors, nomination and compensation committees and to better describe the nomination process of directors and in October 2017 the Corporation amended the Human Resources Committee Charter in order to specifically add the compensation review of the Executive Chairman.

Risk-Assessment of Executive Compensation Program

The Human Resources Committee Charter provides that it is the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation’s executive compensation policies and procedures. The Human Resources Committee considers the implications of the risks associated with the Corporation’s compensation policies and practices when establishing recommendations for the compensation of executive officers. As such, for the financial year ended August 31, 2020, the Human Resources Committee conducted an internal risk assessment for executive compensation. The Human Resources Committee individually examined the compensation plans for each potential NEO against a list of elements that could trigger executives taking inappropriate or excessive risks. For the financial year ended August 31, 2020, the Human Resources Committee did not identify any risks associated with the Corporation’s executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.
Purchase of Hedging Financial Instruments by an Executive Officer or Director

While the Corporation has not adopted a policy prohibiting or restricting its executive officers and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director, to Management’s knowledge, no executive officer or director has purchased any such financial instruments as of November 1, 2020. In addition, according to the Security Trading Policy of the Corporation, executive officers and directors are required to pre-clear with the Corporation’s legal counsel’s office any transaction concerning the Corporation’s securities, which includes the entering into any of the above-mentioned financial instruments.

Compensation Elements

The key elements of the Corporation’s 2020 executive compensation program were (i) base salary, (ii) short-term incentive compensation (by way of the Short-Term Incentive Plan or the Sales Incentive Plan) and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition, the Corporation has also offered benefit plans and, if applicable, contributed to a Deferred Profit-Sharing Plan or a 401K Plan. To determine appropriate compensation levels for each compensation component, the Human Resources Committee considered all key elements of the executive compensation program. The Human Resources Committee did not assign specific weightings to any key element of the Corporation’s 2020 executive compensation program.

Base Salaries

In establishing the base salaries of senior officers, including the Executive Chairman of the board of directors and the CEO, the Corporation takes into consideration responsibilities, job descriptions and salaries paid by other similar organizations for positions similar in magnitude, scope and complexity. The Human Resources Committee’s objective is to align executive compensation levels with the Target Compensation Positioning offered within a reference market of comparable companies that are similar in size to the Corporation, with a particular focus on those within the high-technology/telecommunications and manufacturing-durable goods industries. The Human Resources Committee reviews the base salary of each executive officer on an annual basis at the beginning of each financial year and recommends that the Board of Directors approve appropriate adjustments, if required, within the salary range in order to maintain a competitive position within the marketplace.

Short-Term Incentive Compensation

The Short-Term Incentive Plan (“STIP”), or the Sales Incentive Plan (“SIP”) for the executive officers that are included within the sales force, provides executive officers with the opportunity to earn annual bonuses based on the Corporation’s financial performance and the achievement of strategic corporate and departmental objectives established on a yearly basis (the “Business Performance Measures”) as well as the achievement of individual performance objectives (“Individual Performance Measures”). The Business Performance Measures under the STIP also apply to all other employees of the Corporation, except the sales force, for which the SIP applies. The Individual Performance Measures only apply to executive officers and directors’ levels of the Corporation.

Annually the Human Resources Committee determines the annual incentive target for each executive officer, being a percentage of the executive’s base salary (“Annual Incentive Target”). The Annual Incentive Targets for executive officers eligible for incentive bonuses in the financial year ended August 31, 2020 were established to be progressively in line with the objective of the Human Resources Committee of aligning compensation with the Target Compensation Positioning offered in the reference market. For the most recently ended financial year, the Annual Incentive Target for the NEOs was:

Name & Position	Annual Incentive Target as % of Base Salary
Germain Lamonde, Executive Chairman	65.0%
Philippe Morin, CEO	52.5%
Pierre Plamondon, CFO and Vice President, Finance	45.0%
Floyd Allen Johnston, Vice President, Sales — Americas	78.2%
Willem Jan te Niet, Vice President, Sales — EMEA	73.1%

Short-Term Incentive Plan

The STIP awards (for executive officers not in sales force) are calculated as follows:

Base Salary	X	Annual Incentive Target (%)	X	Business Performance Measures (%)	X	Individual Performance Measures (%)

At the beginning of each financial year, the Human Resources Committee recommends for approval by the Board of Directors the Business Performance Measures that will account for the annual incentive compensation. The following table provides the Business Performance Measures, their weight and result within the overall Business Performance Measures applicable to all executive officers and employees of the Corporation except those executives and employees that are within the sale force:

Business Performance Measures (1)	Weight	Result in % of the Weight	Result of the Metrics
Consolidated revenues (2)	30%	0.00%	US$265.6 million
Profitability (3)	45%	0.00%	US$18.2 million
Quality (4)	15%	17.50%	110.0%
Customers Experience (5)	10%	7.05%	80.40%
Total	100%	24.55%

(1)
The corporate Profitability result for the year must be positive (above 0) for the whole Business Performance Measure to trigger a payout. The corporate Profitability represents net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs, foreign exchange gain and certain one-time items.

(2
For consolidated revenues metric, results will range from 40% to 100% of the weight upon attainment of a minimum threshold (US$280.7 million) up to the target defined at the beginning of the financial year (US$319.0 million) and from 100% to 125% of the weight from such annual target to the maximum threshold (US$329.6 million).

(3)
For Profitability metric, results will range from 40% to 100% of the weight upon attainment of a minimum threshold (US$27.1 million) up to the target defined at the beginning of the financial year (US$37.0 million) and from 100% to 125% of the weight from such annual target to the maximum threshold (US$39.8 million).

(4)
For quality, results will range from 25% to 100% of the weight upon attainment of a minimum threshold of 50% up to the annual target defined at the beginning of the financial year (100%) and from 100% to 125% of the weight from such annual target to the maximum threshold of 115%.

(5)
For Customers Experience, results will range from 25% to 100% of the weight upon attainment of a minimum threshold of 50% up to the annual target defined at the beginning of the financial year (100%) and from 100% to 125% of the weight from such annual target to the maximum threshold of 115%.

The Individual Performance Measures are determined annually by the executive’s supervisor or the Human Resources Committee and approved by the Board of Directors of the Corporation. They are based upon the position, role and responsibilities of each executive within the Corporation, departmental objectives and personal management objectives. At the conclusion of each year, the executive’s supervisor or the Human Resources Committee evaluates the performance of the executive against the pre-determined objectives and the executive’s performance is evaluated by progress, achievements and contributions. The following tables provide for each NEO subject to the STIP an overview of the elements included within the Individual Performance Measures, their weight and result for financial year 2020 within the overall Individual Performance Measures:

Germain Lamonde, Executive Chairman
Elements of Individual Performance Measures (1)	Weight (from 0% to 120%) (2)	Result (%)
Financial objectives
Corporate EBITDA	From 0% to 30%	0.00%
Corporate revenues and free cash flow growth	From 0% to 30%	2.59%
Strategic contribution
Positioning and transforming the Corporation’s product groups as set forth in the Corporation’s strategic plan and maximizing market impact, growth, profitability and relevancy	From 0% to 40%	31.40%
Delivering the strategic transformation imperatives as set forth in the Corporation’s strategic plan and strengthening the Corporation’s strategic capabilities	From 0% to 20%	17.90%
Total		51.89%
Total of Business Performance Measures (24.55%) X Individual Performance Measures (51.89%)		12.74%

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the Executive Chairman will be at the discretion of the Human Resources Committee.

(2)	The weight of each individual objective is not capped but the total is capped at 150%.

Philippe Morin, CEO
Elements of Individual Performance Measures (1)	Weight (from 0% to 120%) (2)	Result (%)
Financial objectives
Corporate EBITDA	From 0% to 30%	0.00%
Corporate revenues and free cash flow growth	From 0% to 30%	2.59%
Strategic contribution
Positioning and transforming the Corporation’s product groups as set forth in the Corporation’s strategic plan and maximizing market impact, growth, profitability and relevancy	From 0% to 40%	28.80%
Delivering the strategic transformation imperatives as set forth in the Corporation’s strategic plan and strengthening the Corporation’s strategic capabilities	From 0% to 20%	18.80%
Total		50.19%
Total of Business Performance Measures (24.55%) X Individual Performance Measures (50.19%)		12.32%

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the Executive Chairman will be at the discretion of the Human Resources Committee.

(2)	The weight of each individual objective is not capped but the total is capped at 150%.

Pierre Plamondon, CFO and Vice President of Finance
Elements of Individual Performance Measures (1)	Weight (from 0% to 120%) (2)	Result (%)
Financial objectives
Corporate EBITDA	From 0% to 30%	0.00%
Corporate revenues	From 0% to 20%	0.00%
Corporate cash flow from operations	From 0% to 10%	0.00%
Strategic contribution
Contribute to the Corporation’s finance function transformation set forth in the Corporation’s strategic plan	From 0% to 30%	30.00%
Contribute to the Corporation’s digital transformation set forth in the Corporation’s strategic plan	From 0% to 20%	15.00%
Leadership performance	From 0% to 10%	8.00%
Total		53.00%
Total of Business Performance Measures (24.55%) X Individual Performance Measures (53.00%)		13.01%

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the CFO and Vice President of Finance will be at the discretion of the Human Resources Committee.

(2)	The weight of each individual objective is not capped but the total is capped at 150%.

Sales Incentive Plan

The SIP objectives for executive officers in the sales force are aimed to reward three (3) elements that are shareholder oriented (contribution margins, bookings and EBITDA). The objectives are determined by the executive’s supervisor and are for the territory under the executive’s supervision. The following tables outline the SIP objectives for each NEO who is within the sales force:

Floyd Allen Johnston, Vice President, Sales — Americas
Business Performance Measures	Incentive Targets (US$)	Results (US$)
Contribution Margin Bonus (1)	86,000	68,316
Bonus on Bookings Achievement (2)	86,000	69,184
Corporate EBITDA (3)	43,000	–
Total	215,000	137,500

(1)
The amount of bonus for the attainment of the quarterly contribution margin targets for the territory of the Americas is based on the percentage of achievement up to 100% of the quarterly and annual contribution margin targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the quarterly and annual contribution margin targets above 100% is also payable.

(2)
The amount of bonus for the attainment of the bookings’ targets for the territory of the Americas is based on the percentage of achievement up to 100% of the quarterly and annual bookings targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment from above 100% of the annual bookings target is also payable and capped at 150%.

(3)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is achieved then 40% up to 100% of achievement is payable and capped at 125% but if it is not achieved, payment of any variable compensation to the NEO will be at the discretion of the Human Resources Committee.

Willem Jan te Niet, Vice President, Sales — EMEA
Business Performance Measures	Incentive Targets (US$)	Results (US$)
Contribution Margin Bonus (1)	68,337	47,115
Bonus on Bookings Achievement (2)	68,337	48,985
Corporate EBITDA (3)	34,168	–
Total	170,842	96,100

(1)
The amount of bonus for the attainment of the quarterly contribution margin targets for the territory of EMEA is based on the percentage of achievement up to 100% of the quarterly and annual contribution margin targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the quarterly and annual contribution margin targets above 100% is also payable.

(2)
The amount of bonus for the attainment of the bookings’ targets for the territory of EMEA is based on the percentage of achievement up to 100% of the quarterly and annual bookings targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment from above 100% of the annual bookings target is also payable and capped at 150%.

(3)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is achieved then 40% up to 100% of achievement is payable and capped at 125% but if it is not achieved, payment of any variable compensation to the NEO will be at the discretion of the Human Resources Committee.

Long-Term Incentive Compensation

The long-term incentive compensation offered by the Corporation is made up of two (2) main initiatives: i) the Long-Term Incentive Plan (the “LTIP”) for directors, officers, employees and other persons or companies providing ongoing management or consulting services (“Consultants”) of the Corporation and its subsidiaries and ii) the Deferred Share Unit Plan (the “DSU Plan”) for non-employee directors of the Corporation.

Under the amending provisions, the Board of Directors may amend the LTIP and the DSU Plan or any options, Performance Share Units (“PSUs”), Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”) issuable thereunder at any time without the consent of the holders of such securities provided that such amendment shall (i) not adversely alter or impair any securities previously granted except as permitted by the terms of the plans, (ii) be subject to any required approval of any securities regulatory authority or stock exchange, and (iii) be subject to shareholder approval, where required, by law, stock exchange requirements or the plans themselves, provided however that actions which do not require shareholder approval include, without limitation, the following actions:

•	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the LTIP or the DSU Plan;
•	amendments necessary to comply with applicable laws or the requirements of any securities regulatory authority or stock exchange;
•	changing the eligibility for, and limitations on, participation in the LTIP and the DSU Plan;
•
modifying the terms and conditions of any options, PSUs, RSUs and DSUs, including restrictions, not inconsistent with the terms of the LTIP and the DSU Plan, which terms and conditions may differ among individual grants and holders of such securities;

•
modifying the periods referred to in the LTIP during which vested options may be exercised, provided that the option period is not extended beyond ten years after the date of the granting of the option;

•	amendments with respect to the vesting period, with respect to circumstances that would accelerate the vesting of options, PSUs or RSUs, or the redemption of DSUs;
•	any amendment resulting from or due to the alteration of share capital as more fully set out in the LTIP and the DSU Plan;
•	amendments to the provisions relating to the administration of the LTIP and the DSU Plan; and
•	suspending or terminating the LTIP and the DSU Plan.

For greater certainty, the Board of Directors shall be required to obtain shareholder approval to make the following amendments:

•	a reduction in the exercise price of options held by an insider;
•	an extension of the exercise period of options held by an insider;
•	any amendment to remove or to exceed the limits on insider participation;
•	an increase to the maximum number of Subordinate Voting Shares issuable under the LTIP and the DSU Plan; and
•	any amendment to the amendment provisions of the LTIP and the DSU Plan.

For the first three bullet points above, the votes attached to shares held directly or indirectly by insiders benefiting directly or indirectly from the amendment must be excluded. In addition, with respect to the last bullet point above, where the amendment will disproportionately benefit one or more insiders over other holders of options, DSUs, PSUs or RSUs, the votes of shares held directly or indirectly by those insiders receiving the disproportionate benefit must be excluded. The LTIP refers to “Units” and a Unit is defined as a PSU or a RSU granted under the LTIP.

Long-Term Incentive Plan (LTIP)

The principal component of the long-term incentive compensation offered by the Corporation is the LTIP. Introduced in May 2000, the LTIP is designed to provide directors, officers, employees and Consultants of the Corporation and its subsidiaries with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation’s shareholders and to further attract, motivate and retain all of its employees, including the NEOs with the exception of the Executive Chairman who, as of August 31, 2012, is no longer participating. The LTIP is subject to review by the Human Resources Committee to ensure maintenance of its market competitiveness. The LTIP was amended in January 2005, in January 2016, in January 2018 and in January 2019.

The Board of Directors has full and complete authority to interpret the LTIP and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the LTIP, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all applicable securities legislation and regulations.

The LTIP provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of PSUs and RSUs redeemable for Subordinate Voting Shares issued from treasury to participating directors, officers, employees and Consultants of the Corporation and its subsidiaries. The Board of Directors, upon recommendation from the Human Resources Committee, designates the recipients of options, PSUs or RSUs and determines the number of Subordinate Voting Shares covered by options, PSUs or RSUs, the dates of vesting, the expiry date and any other conditions relating to these options, PSUs or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities.

During the financial year ended August 31, 2020, target awards for eligible officers under the LTIP were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. Each NEO, with the exception of the Executive Chairman since the end of the financial year ended August 31, 2012, is entitled to receive PSUs or RSUs annually in accordance with the following policy:

Name & Position	Grant Levels (1) (% of Previous Year Base Salary)
Philippe Morin, CEO	55.0%
Pierre Plamondon, CFO and Vice President, Finance	45.0%
Floyd Allen Johnston, Vice President, Sales ─ Americas	42.5%
Willem Jan te Niet, Vice President, Sales ─ EMEA	37.5%

(1)	Actual grant value may differ from the grant level guidelines as the stock price may vary between the time of the grant and its approval.

PSU or RSU awards are based on the expected impact of the role of the executive officer on the Corporation’s performance and strategic development as well as market benchmarking. The Human Resources Committee undertakes an analysis from time to time to determine the possible payouts pursuant to the LTIP under various scenarios and at various levels of share price growth to ensure that the LTIP is aligned with the interests of the Corporation’s shareholders.

PSUs or RSUs are also used to attract and retain top executives, as well as in business acquisitions. For the year ended August 31, 2020, the Corporation determined the number of PSUs or RSUs granted to each executive officer according to their individual contribution, specifically with respect to additional responsibilities as the case may be. As disclosed under the section “Summary Compensation Table” hereof, all of the NEOs, with the exception of the Executive Chairman as described earlier, were granted PSUs and RSUs during the last financial year. The purpose of the grants was to focus the executives on developing and successfully implementing the continuing growth strategy of the Corporation and to align the executives with the principles of sustained long-term shareholder value growth. The grants were also considered to contribute to the Corporation’s objective to align the compensation of the executives with the reference market. The Corporation did not take into account the amount and terms of outstanding options, PSUs or RSUs or the restrictions on resale of such units when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all applicable securities legislation and regulation. In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any option issued is non‑transferable, except in the event of death, for legal representative. As at November 1, 2020, there were no options granted and none outstanding.

The fair value at the time of grant of a PSU or RSU is equal to the market value of Subordinate Voting Shares at the time the PSU or RSU is granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any PSU or RSU issued is non-transferable, except in the event of death, for legal representative. As at August 31, 2020, there were a total of 143,251 PSUs granted and outstanding pursuant to the LTIP having a weighted fair value at the time of grant of US$3.84 (CA$5.06) and a total of 1,713,115 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$3.82 (CA$4.96) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the LTIP and DSU Plan shall not exceed 11,792,893 Subordinate Voting Shares, which represents 21.2% of the Corporation’s issued and outstanding voting shares as of August 31, 2020. From this total, 5,218,429 Subordinate Voting Shares have been issued and 2,187,692 Subordinate Voting Shares are issuable under actual awards held by participants, which represents 13.3% of the Corporation’s issued and outstanding voting shares as of August 31, 2020, leaving 4,386,772 Subordinate Voting Shares available for grant under the LTIP and DSU Plan, representing 7.9% of the issued and outstanding voting shares as of August 31, 2020.

All of the Subordinate Voting Shares covered by options that expire or are cancelled become reserved Subordinate Voting Shares for the purposes of options, PSUs or RSUs that may be subsequently granted under the terms of the LTIP. No participant shall hold in total options to purchase, PSUs, RSUs and DSUs representing more than 5% of the number of Subordinate Voting Shares issued and outstanding from time to time. There are additional limitations for insiders of the Corporation. The number of Subordinate Voting Shares issuable at any time pursuant to options, PSUs, RSUs and DSUs granted to insiders of the Corporation shall not exceed 10% of the total issued and outstanding Subordinate Voting Shares. The number of Subordinate Voting Shares issued to insiders, within a one (1) year period, pursuant to the exercise, settlement or redemption of options, PSUs, RSUs and DSUs shall not exceed 10% of the number of issued and outstanding Subordinate Voting Shares, and the number of Subordinate Voting Shares issued to any one insider and such insider’s associates, within a one-year period, pursuant to the exercise, settlement or redemption of options, PSUs, RSUs and DSUs shall not exceed 5% of the total issued and outstanding Subordinate Voting Shares of the Corporation. Options vest at a rate as determined by the Board of Directors. Options may be exercised in whole or in part once vested. Options that are granted under the LTIP must be exercised within a maximum period of ten (10) years following the date of their grant (the “Option Period”) or they will be forfeited provided however that the Option Period shall be automatically extended if the date on which it is scheduled to terminate falls during a blackout period or within ten (10) business days after the last day of a blackout period. In such cases, the Option Period shall terminate ten (10) business days after the last day of a blackout period.

The vesting dates of PSUs are subject to a minimum term of three (3) years and a maximum term of ten (10) years from the award date. The following table presents, for the financial year ended August 31, 2020, the PSUs granted and their respective vesting schedule. No PSUs were granted during the financial years ended August 31, 2016, 2017, 2018 and 2019.

Financial Year Ended	Grant Date	PSUs Granted (#)	Fair Value at the Time of Grant (US$/PSU)	Vesting Schedule
August 31, 2020	October 17, 2019	140,995	3.83
100% on the third anniversary date of the grant if performance objectives related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	January 14, 2020	1,783	4.30
	July 15, 2020	473	3.66
	Total	143,251

The vesting dates of RSUs are subject to a minimum term of three (3) years and a maximum term of ten (10) years from the award date. The following table presents, for the last five (5) financial years, the RSUs granted and their respective vesting schedule.

Financial Year Ended	Grant Date	RSUs Granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting Schedule
August 31, 2020	October 17, 2019	230,816	3.83	100% on the third anniversary date of the grant.
	January 14, 2020	186,065	4.30
	July 15, 2020	22,339	3.66
	Total	439,220

Financial Year Ended	Grant Date	RSUs Granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting Schedule
August 31, 2019	October 18, 2018	166,161	3.17	100% on the third anniversary date of the grant.
	January 15, 2019	238,500	3.42
	July 17, 2019	30,571	3.85
	October 18, 2018	197,699	3.17
100% on the third anniversary date of the grant if performance objectives related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	Total	632,931
August 31, 2018	October 19, 2017	15,000	4.00	50% on each of the third and fourth anniversary dates of the grant.
	January 16, 2018	154,833	4.45
	February 2, 2018	30,000	4.62
	October 19, 2017	211,155	4.00
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	November 13, 2017	9,633	4.30
	Total	420,621
August 31, 2017	October 19, 2016	38,300	4.01	50% on each of the third and fourth anniversary dates of the grant.
	January 18, 2017	153,700	5.10
	April 5, 2017	123,110	4.89
	October 19, 2016	207,269	4.01
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	April 5, 2017	4,764	4.89
	Total	527,143
August 31, 2016	October 15, 2015	36,900	3.23	50% on each of the third and fourth anniversary dates of the grant.
	November 9, 2015	109,890	3.43
	January 13, 2016	151,400	3.00
	July 7, 2016	2,500	3.30
	August 15, 2016	10,000	3.33
	October 15, 2015	206,373	3.23
100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	November 9, 2015	54,945	3.43
	Total	572,008

If any vesting dates fall into any blackout period or any other restrictive period during which the PSU or RSU holder is not entitled to trade the Corporation’s Subordinate Voting Shares, the PSUs or RSUs shall: (i) vest on the fifth trading day the PSU or RSU holder is entitled to trade after such blackout period or restrictive period; or (ii) if the PSU or RSU holder decides, prior to such vesting date, to pay his/her income tax without using any of the Subordinate Voting Shares’ proceeds, then and only then, the vesting date shall remain the one determined on the granting date for such PSUs or RSUs.

With the exceptions mentioned under the section entitled “Termination and Change of Control Benefits”, unless otherwise determined by the Board of Directors, any option granted pursuant to the LTIP will lapse: (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within thirty (30) days if the holder’s employment is terminated for reasons not related to cause); and (ii) thirty (30) days after a director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries for any reason other than death or permanent disability. The LTIP provides that, in the event of death or permanent disability, any option held by the optionee lapses six (6) months after the date of permanent disability and the option shall become exercisable no later than the date of termination by reason of death or permanent disability of the employee or the officer. In the event of retirement, any option held by an employee lapses thirty (30) days after the date of any such retirement. Nevertheless, in case of retirement or early retirement of an officer or employee, the Board of Directors or the Human Resources Committee may at its own discretion extend the period an option will lapse in accordance with the terms of the LTIP.

With the exceptions mentioned under the section entitled “Termination and Change of Control Benefits”, unless otherwise determined by the Board of Directors, any PSU or RSU granted pursuant to the LTIP will lapse: (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors); and (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

The LTIP provides that any PSU or RSU granted will vest immediately, to a certain proportion as determined by the LTIP, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries for reasons not related to cause. The LTIP provides that any PSU or RSU granted pursuant to the LTIP will vest immediately upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries because of death or permanent disability. The LTIP also provides that upon participant attainment of the retirement conditions established by the Corporation and continued compliance with the confidentiality, non-solicitation and non-competition obligations of the PSU or RSU holder, the PSU or RSU holder shall be entitled to the regular vesting as established by the Board of Directors at the time of grant pursuant to the LTIP. Furthermore, in case of a PSU or RSU holder employment with the Corporation is terminated following a change of control, the Board of Directors or the Human Resources Committee may, at its own discretion, increase the number of Subordinate Voting Shares to which a PSU or RSU holder is entitled.

In the event of a change of control, the Board of Directors or the Human Resources Committee may, prior or following the change of control, accelerate the time at which an option, PSU or RSU may first be exercised or the time during which an option, PSU or RSU or any part thereof will become exercisable.

The full text of the LTIP is included in our 2018 Annual Information Form on Form 20-F under Exhibit 4.59, which was filed on November 27, 2018 on SEDAR at www.sedar.com in Canada or on EDGAR at www.sec.gov/edgar.shtml in the United States.

Performance Share Units Grants in Last Financial Year

The aggregate number of PSUs granted from September 1, 2019 to August 31, 2020, was 143,251 having a weighted average fair value at the time of grant of US$3.84 (CA$5.06) per PSU. The fair value at the time of grant of a PSU is equal to the market value of Subordinate Voting Shares at the time PSUs are granted. As at August 31, 2020, there were a total of 143,251 PSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$3.84 (CA$5.06) per PSU.

Restricted Share Unit Grants in Last Financial Year

The aggregate number of RSUs granted from September 1, 2019 to August 31, 2020, was 439,220 having a weighted average fair value at the time of grant of US$4.02 (CA$5.28) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. As at August 31, 2020, there were a total of 1,713,115 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$3.82 (CA$4.96) per RSU.

The PSUs or RSUs are redeemed for Subordinate Voting Shares issued from treasury on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a PSU or a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as employment income. The tables below show information regarding PSU and RSU grants made under the LTIP during the financial year ended August 31, 2020.

During the financial year ended August 31, 2020, the following PSUs were granted to the following NEOs:

Name	PSUs Granted (#)	Percentage of Total PSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/PSU) (2)	Grant Date	Vesting Schedule (3)
Philippe Morin	28,965	20.22%	3.83	October 17, 2019
100% on the third anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Pierre Plamondon	13,878	9.69%	3.83	October 17, 2019
100% on the third anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Floyd Allen Johnston	15,258	10.65%	3.83	October 17, 2019
100% on the third anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Willem Jan te Niet	11,553	8.06%	3.83	October 17, 2019
100% on the third anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

(1)	Such percentage does not include any cancelled PSUs.
(2)
The fair value at the time of grant of a PSU is equal to the market value of Subordinate Voting Shares at the time PSUs are granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required.

(3)	All PSUs first vesting cannot be earlier than the third anniversary date of their grant.
(4)
Those PSUs granted in the financial year ended August 31, 2020 vest on the third anniversary date of the grant but are subject to the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Such performance objectives are based on the attainment of a profitability metric target for the upcoming three fiscal years. The profitability metric is determined as the upcoming three fiscal year‘s cumulative Corporation’s IFRS net earnings (loss) before interest and other income/ expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, and foreign exchange gain or loss, (“LTIP EBITDA”). Accordingly, the vesting performance objectives will be attained, calculated on a pro-rated basis as follows: i) 0% for a LTIP EBITDA below half of the target for the three-year period ending on August 31, 2022; ii) 50% to 100% for a LTIP EBITDA from half the target to the attainment of the target for the three-year period ending on August 31, 2022; and iii) above 100% no cap for a LTIP EBITDA above the target for the three-year period ending on August 31, 2022.

During the financial year ended August 31, 2020, the following RSUs were granted to the following NEOs:

Name	RSUs Granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU) (2)	Grant Date	Vesting Schedule (3)
Philippe Morin	15,000	10.01%	3.83	October 17, 2019	100% on the third anniversary date of the grant.
	28,965
Pierre Plamondon	13,878	3.16%	3.83	October 17, 2019	100% on the third anniversary date of the grant.
Floyd Allen Johnston	30,000	10.30%	3.83	October 17, 2019	100% on the third anniversary date of the grant.
	15,258
Willem Jan te Niet	15,000	6.05%	3.83	October 17, 2019	100% on the third anniversary date of the grant.
	11,553

(1)	Such percentage does not include any cancelled RSUs.
(2)
The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required.

(3)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.

The following table summarizes information about PSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2020:

	Number of PSUs (#)	% of Issued and Outstanding PSUs	Weighted Average Fair Value at the Time of Grant ($US/PSU)
Executive Chairman (one (1) individual)	–	–	–
CEO (one (1) individual)	28,965	20.22%	3.83
Board of Directors (four (4) individuals)	–	–	–
Management and Corporate Officers (thirteen (13) individuals)	113,813	79.45%	3.84

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2020:

	Number of RSUs (#)	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant ($US/RSU)
Executive Chairman (one (1) individual)	–	–	–
CEO (one (1) individual)	294,603	15.87%	3.73
Board of Directors (four (4) individuals)	–	–	–
Management and Corporate Officers (thirteen (13) individuals)	768,064	41.37%	3.63

Option Grants in Last Financial Year

There were no options to purchase the Corporation’s Subordinate Voting Shares granted during the financial year ended August 31, 2020 and thereafter until November 1, 2020. As at November 1, 2020, there were no options granted and none outstanding.

Deferred Share Unit Plan (DSU Plan)

Introduced in October 2004 and effective as of January 2005, the Corporation’s DSU Plan (the Deferred Share Unit Plan) is designed to align more closely the interests of the Corporation’s non-employee directors with those of its shareholders.

Under the DSU Plan, non-employee directors may elect to receive up to 100% of their retainer fees in the form of DSUs, each of which has an estimated value determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. DSUs entitle the holder thereof to dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Shares. Any DSU issued is non-transferable, except by will or other testamentary document or according to the laws respecting the devolution and allotment of estates.

When a participant ceases to act as a director, the participant (or in the case of death, the beneficiary of the DSUs) may cause the Corporation to redeem the DSUs by filing a notice of redemption with the Corporation’s Secretary specifying the redemption date. If the participant or his/her beneficiary or legal representative, as the case may be, fails to file such a notice, the redemption date shall be December 15 of the first calendar year commencing after the year the participant ceased to act as a director. Within ten business days after the redemption date, the participant shall receive, at the discretion of the Corporation, in satisfaction of the number of DSUs credited to his or her account on such date, any of the following: (a) a number of Subordinate Voting Shares purchased on the open market having a value, net of any applicable withholdings, equal to the market value of a Subordinate Voting Share on the redemption date multiplied by the number of DSUs credited to his or her notional account on the payment date, (b) a number of Subordinate Voting Shares issued by the Corporation equal to the number of DSUs credited to his or her notional account on the payment date, or (c) any combination of clauses (a) and (b). If a participant dies after ceasing to act as a director, but before filing a redemption notice, these provisions shall apply with such modifications as the circumstances require.

Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP. There are additional limitations for insiders of the Corporation. The number of Subordinate Voting Shares issuable at any time pursuant to options, PSUs, RSUs and DSUs granted to insiders of the Corporation shall not exceed 10% of the total issued and outstanding Subordinate Voting Shares. The number of Subordinate Voting Shares issued to insiders, within a one (1) year period, pursuant to the exercise, settlement or redemption of options, PSUs, RSUs and DSUs shall not exceed 10% of the number of issued and outstanding Subordinate Voting Shares, and the number of Subordinate Voting Shares issued to any one insider and such insider’s associates, within a one-year period, pursuant to the exercise, settlement or redemption of options, PSUs, RSUs and DSUs shall not exceed 5% of the total issued and outstanding Subordinate Voting Shares of the Corporation.

Deferred Share Unit Grants in Last Financial Year

The aggregate number of DSUs credited to non-employee directors during the financial year ended August 31, 2020 was 79,819. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Shares. As at August 31, 2020, there were a total of 331,326 DSUs credited and outstanding pursuant to the DSU Plan having a weighted average fair value at the time of grant of US$3.79 (CA$4.89).

During the financial year ended August 31, 2020, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs Granted (#)	Weighted Average Fair Value at the Time of Grant (US$/DSU)	Total of the Fair Value at the Time of Grant (US$)	Vesting
79,819	3.43	273,779	At the time director ceases to be a member of the Board of Directors of the Corporation

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2020:

	DSUs Granted (#)	% of Issued and Outstanding DSUs	Total of the Fair Value at the Time of Grant (US$)	Weighted Average Fair Value at the Time of Grant (US$/DSU)
Board of Directors (four (4) individuals)	331,326	100%	1,255,726	3.79

Number of Subordinate Voting Shares Reserved for Future Issuance

During the financial year ended August 31, 2020, 79,819 DSUs, 143,251 PSUs and 439,220 RSUs were granted to directors, officers and employees. Such awards were issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP and the DSU Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 11,792,893, which represents 21.2% of the Corporation’s issued and outstanding voting shares as at August 31, 2020. As at August 31, 2020, the number of Subordinate Voting Shares reserved for future issuance is 4,386,772 representing 7.9% of the Corporation’s issued and outstanding voting shares as at August 31, 2020.

Stock Appreciation Rights Plan

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan (the “SAR Plan”), as amended on January 12, 2010, for the benefit of certain employees residing in countries where the granting of stock-based compensation under the LTIP is not feasible in the opinion of the Corporation. The Board of Directors has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise or the date of vesting and the exercise price determined on the date of grant. No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of exercise or vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price determined on the date of grant of the stock appreciation right is equal to zero (0) if the stock appreciation right is to reflect a PSU or RSU under the LTIP or, if the stock appreciation right is to reflect an option under the LTIP, the exercise price determined on the date of grant may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Stock appreciation rights are non‑transferable.

The stock appreciation rights, reflecting a PSU or RSU under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the date of grants made in October 2016, January 2017 and January 2018 and at a rate of 100% on the third anniversary date of the date of grants made in January 2019 and January 2020.

The stock appreciation rights, reflecting a PSU or RSU under the LTIP, will: i) lapse immediately upon the termination of the relationship with the Corporation or one (1) of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one (1) of its subsidiaries; and ii) vest immediately, to a certain proportion as determined by the SAR Plan, upon the termination without cause of the relationship of an employee with the Corporation or one (1) of its subsidiaries.

For stock appreciation rights, reflecting an option under the LTIP, once vested, such right may be exercised between the second and the fifteenth business day following each release of the Corporation’s quarterly financial results and will lapse immediately upon the termination of the relationship with the Corporation or one (1) of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one (1) of its subsidiaries (or within thirty (30) days if the holder is dismissed without cause). In the event of retirement or disability, any stock appreciation right held by an employee lapses thirty (30) days after the date of any such disability or retirement. In the event of death, any stock appreciation right lapses six (6) months after the date of death.

All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of ten (10) years following the date of their grant.

From September 1, 2019 until November 1, 2020, 7,250 Stock Appreciation Rights (“SARs”) were exercised.

During the financial year ended August 31, 2020, 5,900 SARs were granted to employees. As at August 31, 2020, there were 19,650 SARs outstanding.

Benefits and Perquisites

Certain employees of the Corporation, including the NEOs, are eligible to participate in the Corporation’s benefits programs, which may include life insurance, extended health and dental coverage, short and long-term disability coverage, accidental death and dismemberment (AD&D) compensation and emergency travel assistance. Although the majority of costs of the benefits are paid by the Corporation, employees (including the NEOs) may also be required to contribute to obtain such benefits.

With the exception of car allowances that are provided to the Corporation’s Executive Chairman and Vice Presidents of Sales, executive officers, including other NEOs, do not receive any perquisites. The value of the perquisites for each of the NEOs, if applicable, is less than CA$50,000 or 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading “Summary Compensation Table” and in the table provided under the heading “Termination and Change of Control Benefits”.

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (the “DPSP”) for certain eligible Canadian resident employees, including NEOs but excluding the Corporation’s Executive Chairman, under which the Corporation may elect to match the employees’ contributions up to a maximum of 4% of an employee’s gross salary, provided that the employee has contributed to a tax-deferred registered retirement savings plan. Cash contributions, for eligible employees to the DPSP, and expenses for the years ended August 31, 2018, 2019 and 2020 amounted to US$1,610,000, US$1,592,000 and US$1,626,000, respectively. The amounts contributed to the DPSP are invested at the employee’s will in the investment vehicles offered by Manufacturers Life Insurance Company (Manulife), the Corporation’s fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than two (2) years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Under this plan, the Corporation must contribute an amount equal to 3% of an employee’s current compensation. In addition, employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require, the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant’s current compensation subject to certain legislated maximum contribution limits. The Corporation contributes up to 3% of the participant’s current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2018, 2019 and 2020, the Corporation made aggregate contributions of US$591,000, US$460,000 and US$464,000 respectively, to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options.

2020 Performance and Compensation

Compensation for the NEOs is awarded through the Corporation’s executive compensation plan, which aligns compensation with key strategic objectives and individual performance. The Corporation has established Business Performance Measures outlining key performance indicators which are applicable to all employees. You will find more information on such indicators under the heading “Short-Term Incentive Compensation”. These performance indicators focus efforts, communicate priorities and enable performance to be benchmarked.

The following table highlights the NEOs early vesting achievement in accordance with the Corporation’s LTIP:

Long-Term Incentive Plan (LTIP) - RSUs
Date of Grant	Vesting Date	% of Early Vesting Achievement (1)
October 19, 2016	October 19, 2020	0%
October 19, 2017	October 19, 2020	0%

(1)	The vesting schedules are provided in the table under the heading “Long-Term Incentive Plan”.

Conclusion

By way of application of the Corporation’s executive compensation policy, an important part of executive compensation is linked to corporate performance and long-term value creation. The Human Resources Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation’s objectives, values and business strategies.

For the financial year ending August 31, 2012, we made a significant change to the Executive Chairman compensation structure. Following the evaluation of the share ownership of the Executive Chairman, it was decided by the Human Resources Committee that the Executive Chairman should no longer receive equity-based compensation within his compensation as the share ownership of the Executive Chairman has been determined to be sufficient and that equity-based compensation was no longer reasonably considered as an incentive to performance.

Depending on specific circumstances, the Human Resources Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

Executive Chairman Performance Compensation during Last Three (3) Financial Years

The following table compares the compensation awarded to Mr. Germain Lamonde in respect of his performance as Executive Chairman to the Total Market Capitalization Growth for the last three (3) financial years. The compensation includes base salary, short-term incentive payments, as well as long-term incentive payments at grant date pursuant to the LTIP.

Compensation Elements	2020	2019	2018	Three-Year Total
Cash
Base Salary	CA$494,036	CA$486,735	CA$588,350	CA$1,569,121
Short-Term Incentive	CA$40,908	CA$230,128	CA$160,800	CA$431,836
Equity
Long-Term Incentive	–	–	–	–
Total Direct Compensation	CA$534,944	CA$716,863	CA$749,150	CA$2,000,957
Contribution to DPSP	–	–	–	–
All Other Compensation	–	–	–	–
Total Compensation	CA$534,944	CA$716,863	CA$749,150	CA$2,000,957
Annual Average	–	–	–	CA$666,986
Total Market Capitalization (CA$ millions) as at August 31	261.8	268.4	318.0	282.8
Total Cost as a % of Market Capitalization	0.20%	0.27%	0.24%	0.24%

CEO Performance Compensation during Last Three (3) Financial Years

The following table compares the compensation awarded to Mr. Philippe Morin in respect of his performance as CEO to the Total Market Capitalization Growth for the last three (3) financial years. The compensation includes base salary, short-term incentive payments, as well as long-term incentive payments at grant date pursuant to the LTIP.

Compensation Elements	2020	2019	2018	Three-Year Total
Cash
Base Salary	CA$539,876	CA$531,898	CA$522,750	CA$1,594,524
Short-Term Incentive	CA$34,924	CA$189,528	CA$115,396	CA$339,848
Equity
Long-Term Incentive	CA$368,296	CA$323,449	CA$256,251	CA$947,991
Total Direct Compensation	CA$943,096	CA$1,044,875	CA$894,397	CA$2,882,368
Contribution to DPSP	CA$16,259	CA$24,156	CA$986	CA$41,401
All Other Compensation	–	–	–	–
Total Compensation	CA$959,355	CA$1,069,031	CA$895,383	CA$2,923,769
Annual Average	–	–	–	CA$974,590
Total Market Capitalization (CA$ millions) as at August 31	261.8	268.4	318.0	282.8
Total Cost as a % of Market Capitalization	0.37%	0.40%	0.28%	0.34%

Summary Compensation Table of Named Executive Officers

The table below shows compensation information during the three (3) most recently completed financial years for the NEOs. This information includes, as applicable, the Canadian and US dollar and Euro value of base salaries, share-based and option-based awards, non-equity incentive plan compensations, pension value and all other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Year	Salary (1) (2) ($)	Share-Based Awards (2) (3) ($)		Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)			Pension Value ($)	All Other Compensation ($) (2) (5)		Total Compensation ($)
						Annual Incentive Plans (2) (4)		Long-Term Incentive Plan
Germain Lamonde, Executive Chairman	2020	367,094 (US)	─	(US)	–	30,397	(US)	–	–	–		397,491	(US)
		494,036 (CA)	─	(CA)	–	40,908	(CA)					534,944	(CA)
	2019	367,430 (US)	─	(US)	–	173,721	(US)	–	–	–		541,151	(US)
		486,735 (CA)	─	(CA)	–	230,128	(CA)					716,863	(CA)
	2018	460,800 (US)	─	(US)	–	125,940	(US)	–	–	–		586,740	(US)
		588,350 (CA)	─	(CA)	–	160,800	(CA)					749,150	(CA)
Philippe Morin, CEO	2020	401,156 (US)	273,664	(US)	–	25,950	(US)	–	–	12,081	(US)	712,851	(US)
		539,876 (CA)	368,296	(CA)		34,924	(CA)			16,259	(CA)	959,355	(CA)
	2019	401,523 (US)	244,168	(US)	–	143,072	(US)	–	–	18,235	(US)	806,998	(US)
		531,898 (CA)	323,449	(CA)		189,528	(CA)			24,156	(CA)	1,069,031	(CA)
	2018	409,422 (US)	200,698	(US)	–	90,379	(US)	–	–	772	(US)	701,271	(US)
		522,750 (CA)	256,251	(CA)		115,396	(CA)			986	(CA)	895,383	(CA)
Pierre Plamondon, CFO and Vice President, Finance	2020	233,757 (US)	104,152	(US)	–	13,687	(US)	–	–	10,181	(US)	361,777	(US)
		314,591 (CA)	140,168	(CA)		18,420	(CA)			13,701	(CA)	486,880	(CA)
	2019	235,129 (US)	117,856	(US)	–	86,330	(US)	–	–	10,368	(US)	449,683	(US)
		311,476 (CA)	156,123	(CA)		114,362	(CA)			13,734	(CA)	595,695	(CA)
	2018	241,535 (US)	106,561	(US)	–	60,189	(US)	–	–	7,833	(US)	416,118	(US)
		308,392 (CA)	136,057	(CA)		76,850	(CA)			10,002	(CA)	531,301	(CA)
Floyd Allen Johnston, Vice President, Sales — Americas(7)	2020	275,000 (US)	231,776	(US)	–	137,500	(US)	–	–	–	(US)	644,276	(US)
		370,095 (CA)	311,925	(CA)		185,047	(CA)			–	(CA)	867,067	(CA)
Willem Jan te Niet, Vice President, Sales — EMEA	2020	235,990 (US)	145,946	(US)	–	96,100	(US)	–	–	18,879	(US)	496,915	(US)
		317,596 (CA)	196,414	(CA)		129,331	(CA)			25,408	(CA)	668,749	(CA)
		212,179 (€)	131,220	(€)		86,403	(€)			16,974	(€)	446,776	(€)
	2019	235,956 (US)	93,559	(US)	–	140,320	(US)	–	–	18,877	(US)	488,712	(US)
		312,571 (CA)	123,938	(CA)		185,882	(CA)			25,006	(CA)	647,397	(CA)
		208,019 (€)	82,482	(€)		123,706	(€)			16,642	(€)	430,849	(€)
	2018	243,191 (US)	80,612	(US)	–	141,296	(US)	–	–	19,455	(US)	484,554	(US)
		310,506 (CA)	102,925	(CA)		180,406	(CA)			24,841	(CA)	618,678	(CA)
		203,940 (€)	67,601	(€)		118,491	(€)			16,315	(€)	406,347	(€)

(1)	Base salary earned in the financial year, regardless when paid.
(2)
The compensation information for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.3458 = US$1.00 for the financial year ended August 31, 2020, CA$ 1.3247 = US$1.00 for the financial year ended August 31, 2019 and CA$1.2768 = US$1.00 for the financial year ended August 31, 2018. The compensation information for the Netherlands resident has been converted from Euros to US dollars based upon an average foreign exchange rate of €0.8991 = US$1.00 for the financial year ended August 31, 2020, €0.8816 = US$1.00 for the financial year ended August 31, 2019 and €0.8386 = US$1.00 for the financial year ended August 31, 2018 and the conversion from US dollars to Canadian dollars is made as described above.

(3)
Indicates the dollar amount based on the grant date fair value of the RSUs awarded under the LTIP for the financial year. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. Grants of RSUs to NEOs are detailed under section “Compensation Discussion and Analysis – Long-Term Incentive Plan”.

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date:
Name	Paid during the Financial Year Ended August 31, 2020 (i) ($)		Paid in the First Quarter of the Financial Year Ending on August 31, 2021 (i) ($)		Total Bonus Earned during the Financial Year Ended August 31, 2020 (i) ($)
Germain Lamonde	–	(US)	30,397	(US)	30,397	(US)
	–	(CA)	40,908	(CA)	40,908	(CA)
Philippe Morin	–	(US)	25,950	(US)	25,950	(US)
	–	(CA)	34,924	(CA)	34,924	(CA)
Pierre Plamondon	–	(US)	13,687	(US)	13,687	(US)
	–	(CA)	18,420	(CA)	18,420	(CA)
Floyd Allen Johnston	95,767	(US)	41,733	(US)	137,500	(US)
	128,883	(CA)	56,164	(CA)	185,047	(CA)
Willem Jan te Niet	64,659	(US)	31,441	(US)	96,100	(US)
	87,018	(CA)	42,313	(CA)	129,331	(CA)
	58,135	(€)	28,268	(€)	86,403	(€)

(i)	Refer to note 2 above.
(5)
Indicates the amount contributed by the Corporation during the financial year to the DPSP as detailed under section “Compensation Discussion and Analysis – Deferred Profit-Sharing Plan”, the 401K plan as detailed under section “Compensation Discussion and Analysis – 401K plan”, as applicable, for the benefit of the NEOs. Mr. Lamonde is not eligible to participate in the DPSP.

(6)	Including a discretionary bonus of CA$10,000 (US$7,832).
(7)	Mr. Johnston joined the Corporation as of September 3, 2019.

Incentive Plan Awards

The significant terms of all plan-based awards and non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the financial year, or outstanding at the end of the financial year are described herein under the section entitled “Compensation Discussion and Analysis – Long-Term Incentive Plan” and “Compensation Discussion and Analysis – Short Term Incentive Compensation”.

Outstanding Share-Based Awards and Option-Based Awards

The following sets out for each NEO all option, PSUs and RSU awards outstanding as at August 31, 2020, if any, including those granted before August 31, 2020.

Name	Outstanding Option-Based Awards (Options)				Outstanding Share-Based Awards (PSUs or RSUs)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised “in-the-money” Options	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
Germain Lamonde	–	–	–	–	–	–	–
Philippe Morin (2)	–	–	–	–	323,568	1,164,845	–
Pierre Plamondon (3)	–	–	–	–	144,295	519,462	–

Name	Outstanding Option-Based Awards (Options)				Outstanding Share-Based Awards (PSUs or RSUs)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised “in-the-money” Options	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
Floyd Allen Johnston (4)	–	–	–	–	60,516	217,858	–
Willem Jan te Niet (5)	–	–	–	–	103,842	373,831	–

(1)
The value of unvested PSUs or RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2020, which was US$3.60 (CA$4.70). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2020 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(2)	As at August 31, 2020, Mr. Morin had 28,965 outstanding PSUs having a value of US$104,274 and 294,603 outstanding RSUs having a value of US$1,060,571.
(3)	As at August 31, 2020, Mr. Plamondon had 13,878 outstanding PSUs having a value of US$49,961 and 130,417 outstanding RSUs having a value of US$469,501.
(4)	As at August 31, 2020, Mr. Johnston had 15,258 outstanding PSUs having a value of US$54,929 and 45,258 outstanding RSUs having a value of US$162,929.
(5)	As at August 31, 2020, Mr. te Niet had 11,553 outstanding PSUs having a value of US$41,591 and 92,289 outstanding RSUs having a value of US$332,240.

Exercised Option-Based Awards

No option-based awards of the Corporation were held during the financial year ended August 31, 2020 by the NEOs.
Incentive Plan Awards – Value Vested or Earned during the Year

The following table summarizes, for each of the NEOs, the value of share-based awards vested during the financial year ended August 31, 2020, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2020, if any.

Name	Share-Based Awards – Value Vested during the Year (US$) (1)	Non-Equity Incentive Plan Compensation – Value Earned during the Year (US$) (2)
Germain Lamonde	–	30,397
Philippe Morin	293,957	25,950
Pierre Plamondon	102,653	13,687
Floyd Allen Johnson	–	137,500
Willem Jan te Niet	39,934	96,100

(1)
The aggregate dollar value realized is equivalent to the market value of the Subordinate Voting Shares underlying the PSUs or RSUs at vesting. This value, as the case may be, has been converted from Canadian dollars to US dollars based upon the daily exchange rate of the Bank of Canada on the day of vesting.

(2)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2020 (as indicated under the “Summary Compensation Table”).

Pension Plan Benefits

The Corporation does not have a defined benefit pension plan. The significant terms of the DPSP and the 401K plan of the Corporation are described herein under the sections entitled “Compensation Discussion and Analysis – Deferred Profit-Sharing Plan” and “Compensation Discussion and Analysis – 401K plan”. The amounts paid by the Corporation to the NEOs under such plans are detailed in the column entitled “All other compensation” in the “Summary Compensation Table”.
Termination and Change of Control Benefits

The Corporation has an employment agreement with Mr. Germain Lamonde, the Corporation’s Executive Chairman. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of the termination of Mr. Lamonde’s employment without cause, Mr. Lamonde will be entitled to a severance payment equal to twenty-four (24) months of his current rate of remuneration (base salary, STIP compensation and benefits) and the immediate vesting of all stock options, PSUs and RSUs if any. In addition, in the event that Mr. Lamonde’s employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation’s assets or of the majority of its share capital (“Change of Control”), he will be entitled to a severance payment equal to twenty-four (24) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options, PSUs and RSUs if any. If Mr. Lamonde voluntarily resigns, he will be entitled to immediate vesting of all stock options, PSUs and RSUs if any.

The Corporation has an employment agreement with Mr. Philippe Morin, the Corporation’s Chief Executive Officer. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Morin’s employment without cause, Mr. Morin will be entitled to a severance payment equal to twelve (12) months of his current base salary and to the immediate vesting, to a certain proportion as determined by the LTIP, of PSUs and RSUs if any. In addition, in the event Mr. Morin’s employment is terminated following a Change of Control, he will be entitled to a severance payment equal to twelve (12) months of his current base salary and to the immediate vesting of all stock options, PSUs and RSUs if any.

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation’s CFO and Vice President, Finance. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Plamondon’s employment without cause, Mr. Plamondon will be entitled to a severance payment equal to twelve (12) months of his current base salary and to the immediate vesting, to a certain proportion as determined by the LTIP, of PSUs and RSUs if any. In addition, in the event Mr. Plamondon’s employment is terminated following a Change of Control, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options, PSUs and RSUs if any.

The Corporation has an employment agreement with Mr. Floyd Allen Johnston, the Corporation’s Vice President, Sales — Americas. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Johnston’s employment without cause, Mr. Johnston will be entitled to severance payments equal to one (1) month per year of service as a Vice President of the Corporation with a minimum of six (6) months but in no case exceeding twelve (12) months of his current base salary and to the immediate vesting, to a certain proportion as determined by the LTIP, of PSUs and RSUs if any. In addition, in the event Mr. Johnston’s employment is terminated following a Change of Control, he will be entitled to severance payments equal to one (1) month per year of service as a Vice President of the Corporation with a minimum of six (6) months but in no case exceeding twelve (12) months of his current base salary and to the immediate vesting of all stock options, PSUs and RSUs if any.

The Corporation has an employment agreement with Mr. Willem Jan te Niet, the Corporation’s Vice President, Sales — EMEA. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. te Niet’s employment without cause, Mr. te Niet will be entitled to severance payments equal to six (6) months plus one (1) month per year of service as a Vice President of the Corporation with a maximum of twelve (12) months of his current base salary and to the immediate vesting, to a certain proportion as determined by the LTIP, of PSUs and RSUs if any. In addition, in the event Mr. te Niet’s employment is terminated following a Change of Control, he will be entitled to severance payments equal to one (1) month per year of service as a Vice President of the Corporation with a minimum of six (6) months but in no case exceeding twelve (12) months of his current base salary and to the immediate vesting of all stock options, PSUs and RSUs if any.

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2020, which includes all payments, payables and benefits that would be given by the Corporation to a NEO upon such termination payment event.

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1) (2)		Change of Control ($) (2) (3)		Voluntary ($)
Germain Lamonde	1,110,596	(US) (4)	1,110,596	(US)	0	(5)
	1,448,328	(CA)	1,448,328	(CA)
Philippe Morin	1,147,729	(US)	1,580,129	(US)	–
	1,497,821	(CA)	2,060,646	(CA)
Pierre Plamondon	574,524	(US)	1,013,431	(US)	–
	749,722	(CA)	1,321,617	(US)
Floyd Allen Johnston	201,051	(US)	355,358	(US)	–
	262,283	(CA)	463,423	(US)
Willem Jan te Niet	403,749	(US)	500,505	(US)	–
	526,809	(CA)	652,709	(CA)
	338,139	(€)	419,173	(€)

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2020 and includes, as the case may be for each NEO, the base salary that would have been received and total value of PSUs, RSUs and options that would have vested (with the exception of Mr. Lamonde’s evaluation which is described in note 5 below and includes: the base salary, STIP compensation, and total value of PSUs, RSUs and options that would have vested). The amount for base salary compensation is calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Circular. The amount for the total value attached to the vesting of PSUs, RSUs and options determined pursuant to the LTIP as described in the section entitled “Long-Term Incentive Compensation – Long-Term Incentive Plan” for termination without cause.

(2)
The aggregate amount for Canadian residents has been converted from Canadian dollars to US dollars based upon a foreign exchange rate of CA$1.3041 = US$1.00 as of August 31, 2020. The aggregate amount for Netherlands resident has been converted from Euros to US dollars based upon a foreign exchange rate of €0.8375 = US$1.00 as of August 31, 2020.

(3)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2020 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of PSUs, RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Circular, the total value attached to the vesting of PSUs, RSUs and options is calculated according to those amounts provided in the columns named “Value of unexercised “in-the-money” options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled “Outstanding share-based awards and option-based awards”.

(4)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2020 and includes: the base salary, STIP compensation, and total value of PSUs, RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled “Summary Compensation Table” included in this Circular; the total value attached to the vesting of PSUs or RSUs and options are calculated according to those amounts provided in the columns named “Value of unexercised “in-the-money” options” and “Market or payout value of share-based awards that have not vested” of the table included under the heading entitled – “Outstanding share-based awards and option-based awards”.

(5)	Mr. Lamonde did not hold any PSUs, RSUs or options on August 31, 2020.

Compensation of Directors

Director Compensation Table

In the financial year ended August 31, 2014, the decision was made to increase the Annual Retainer and eliminate the attendance fees and each Director who was not an employee of the Corporation or any of its subsidiaries received an Annual Retainer as set forth in the following table, payable in a combination of cash and DSUs as chosen by the director pursuant to the DSU Plan. Since June 2017 pursuant to our internal policy, our Directors have the obligation to elect to receive at least seventy-five (75%) of their Annual Retainer in form of DSUs until their cumulative Annual Retainers equal or exceed three (3) times the sum of: i) the Annual Retainer for Directors; ii) the Annual Retainer for Audit Committee Members; and iii) the Annual Retainer for Human Resources Committee Members. The significant terms of the DSU Plan are described herein under the section entitled “Long-Term Incentive Compensation – Deferred Share Unit Plan”.

	From September 1, 2019 to February 29, 2020(1)			From March 1, 2020 to August 31, 2020(1)
Annual Retainer for Directors (Canadian) (2)	CA$70,000	US$52,014	(3)	CA$80,000	US$59,444	(3)
Annual Retainer for Directors (outside Canada) (2)	CA$94,206	US$70,000	(3)	CA$107,664	US$80,000	(3)
Annual Retainer for Lead Director	CA$10,000	US$7,431	(3)	CA$15,000	US$11,146	(3)
Annual Retainer for Audit Committee Chairman	CA$12,000	US$8,917	(3)	CA$15,000	US$11,146	(3)
Annual Retainer for Audit Committee Members (Canadian)	CA$4,500	US$3,344	(3)	CA$8,500	US$6,316	(3)
Annual Retainer for Audit Committee Members (outside Canada)	CA$6,056	US$4,500	(3)	CA$11,439	US$8,500	(3)
Annual Retainer for Human Resources Committee Chairman	CA$7,000	US$5,201	(3)	CA$10,000	US$7,431	(3)
Annual Retainer for Human Resources Committee Members (Canadian)	CA$4,500	US$3,344	(3)	CA$5,500	US$4,087	(3)
Annual Retainer for Human Resources Committee Members (outside Canada)	CA$6,056	US$4,500	(3)	CA$7,402	US$5,500	(3)

(1)	The Directors received their Annual Retainers on a pro rata basis for the financial year ended August 31, 2020.
(2)	All the Directors elected to receive 100% of their Annual Retainer for Directors in form of DSUs except Mr. François Côté, who elected to receive 75% of his Annual Retainer in form of DSUs.
(3)
The compensation information has been converted from Canadian dollars to US dollars (and vice versa) based upon an average foreign exchange rate of CA$1.3458 = US$1.00 for the financial year ended August 31, 2020.

In the financial year ended August 31, 2020, the Directors who were not employees of the Corporation earned the following compensation:

Name	Fees Earned (1) ($)		Share-Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
François Côté	76,163	(US)	–	–	–	–	–	76,163	(US)
	102,500	(CA)						102,500	(CA)
Angela Logothetis	86,500	(US)	–	–	–	–	–	86,500	(US)
	116,412	(CA)						116,412	(CA)
Claude Séguin	69,475	(US)	–	–	–	–	–	69,475	(US)
	93,500	(CA)						93,500	(CA)
Randy E. Tornes	86,500	(US)	–	–	–	–	–	86,500	(US)
	116,412	(CA)						116,412	(CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.3458 = US$1.00 for the financial year ended August 31, 2020 except for compensation amounts paid to Ms. Angela Logothetis and Mr. Randy E. Tornes which were paid in US dollars. Subject to our internal policy, the fees are always payable in cash, but executives are provided the opportunity to elect to exchange all or a portion of their Annual Retainer for Directors into DSUs. The following table identifies the portion of the fees earned by the directors that were paid in DSUs and the portion that were paid in cash.

Name	Fees Earned
	DSUs ($) (i)		Cash ($)		Total ($)
François Côté	41,797	(US)	34,366	(US)	76,163	(US)
	56,250	(CA)	46,250	(CA)	102,500	(CA)
Angela Logothetis	86,500	(US)	–	(US)	86,500	(US)
	116,412	(CA)	–	(CA)	116,412	(CA)
Claude Séguin	69,475	(US)	–	(US)	69,475	(US)
	93,500	(CA)	–	(CA)	93,500	(CA)
Randy E. Tornes	75,000	(US)	11,500	(US)	86,500	(US)
	100,935	(CA)	15,477	(CA)	116,412	(CA)

(i)
The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.

Director Incentive Plan Awards

The significant terms of all plan-based awards and non-equity-incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at the end of the financial year are described herein under section entitled “Compensation Discussion and Analysis – Long-Term Incentive Plan”.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each Director of the Corporation all awards outstanding as at August 31, 2020, if any, including awards granted before August 31, 2020.

Name	Outstanding Share-Based Awards (DSUs)
	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
François Côté	50,820	182,952	–
Angela Logothetis	75,032	270,115	–
Claude Séguin	84,575	304,470	–
Randy E. Tornes	120,899	435,236	–

(1)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2020, which was US$3.60 (CA$4.70). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2020 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Share-Based Awards

In the financial year that ended August 31, 2020, none of the DSUs of Directors vested and the Directors did not receive any non-equity incentive compensation from the Corporation.
Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the number of Subordinate Voting Shares of the Corporation issued and outstanding as at August 31, 2020, or that may be issued, under the Corporation’s LTIP and DSU Plan, both of which were approved by the Corporation’s shareholders.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding DSUs, Options, PSU and RSUs (#) (a)	Weighted-Average Exercise Price of Outstanding DSUs, Options, PSU and RSUs (US$) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#) (c)
DSU Plan – DSUs	331,326	n/a (1)	4,386,772
LTIP – Options	–	–
LTIP - PSUs	143,251	–
LTIP – RSUs	1,713,115	n/a (1)

(1)	The value of DSUs, PSUs and RSUs will be equal to the market value of the Subordinate Voting Shares of the Corporation on the date of vesting.

Annual Burn Rate

In accordance with the requirements of section 613 of the TSX Company Manual the following table sets out the burn rate of the awards granted under the Corporation’s security-based compensation arrangements as of the end of the financial years ended August 31, 2020, August 31, 2019 and August 31, 2018. As at November 1, 2020 the only security-based compensation arrangements are the LTIP and the DSU Plan. The table below sets out the burn rate for such security-based compensation arrangements. The burn rate is calculated by dividing the number of DSUs, options, PSUs or RSUs, as applicable, granted under the respective plans during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year:

	Year ended August 31, 2020	Year ended August 31, 2019	Year ended August 31, 2018
Number of DSUs granted	79,819	69,818	65,745
Number of Options granted	–	–	–
Number of PSUs granted	143,251	–	–
Number of RSUs granted	439,220	632,931	420,621
Weighted average number of securities outstanding for the applicable year	55,703,766	55,325,000	54,998,000
Annual burn rate of the DSUs	0.1%	0.1%	0.1%
Annual burn rate of Options	–	–	–
Annual burn rate of PSUs	0.3%	–	–
Annual burn rate of RSUs	0.8%	1.1%	0.8%

PERFORMANCE GRAPH

The below line graph compares the cumulative total shareholder return of the Corporation’s Subordinate Voting Shares with the cumulative shareholder return of the S&P/TSX Composite Index for the last five (5) financial years ended August 31, 2020. It assumes that the initial value of the investment in the Corporation’s Subordinate Voting Shares and in the S&P/TSX Composite Index was CA$100 on September 1, 2015. The below bar chart illustrates the trend in total compensation paid to the NEOs in office during such periods; the Executive Chairman, CEO and CFO are included in each period but the other named executive officers changed from one period to another. For further information about the identity and compensation of the NEOs, please refer to our previous five (5) Management Proxy Circular and this Circular under the section “Summary Compensation Table”.

The Corporation’s Stock Performance
(September 1, 2015 to August 31, 2020)

	August 31,
	2015	2016	2017	2018	2019	2020
EXFO Subordinate Voting Shares (CA$)	$100	$109	$147	$146	$123	$119
S&P/TSX Composite Index (CA$)	$100	$108	$113	$121	$122	$122
NEOs’ total compensation (in millions of CA$)	$2.6	$4.1	$3.9	$3.4	$3.8	$3.5

Since the base year 2015, the line graph reflects that EXFO outperformed the S&P/TSX Composite Index from 2016 to 2019 but underperformed in 2020. At the end of the five-year measurement period, the performance gap between EXFO and the S&P/TSX Composite Index was relatively small in the latter’s favor. Total shareholder return for the Corporation increased in 2016 and particularly in 2017, remained stable in 2018, then slipped in 2019 and to a lesser degree in 2020. Total shareholder return for the Index steadily increased in 2016, 2017 and 2018, then stabilized in 2019 and 2020.

The Corporation was negatively impacted by uneven macro-economic conditions, including the ill-effects of the coronavirus pandemic in 2020, and irregular telecom spending during this five-year period. Its sales were also affected by global exchange rates, notably the increase of the US dollar versus a basket of currencies like the Canadian dollar, British pound and Euro. The Index, meanwhile, was less perturbed by uneven macro-economic conditions. Due to the relatively small size of the Corporation and its market capitalization, its Subordinate Voting Shares tend to be more volatile and more severely impacted, either positively or negatively, than the Index.

The bar chart on the previous page illustrates that over the same five-year period, the total level of compensation received by the NEOs, as expressed in Canadian dollars, followed the Corporation’s share price performance in 2016 and 2020, but not in 2017, 2018 and 2019. The following information should be considered when analyzing the chart:

•
The Corporation’s share price performance increased from September 1, 2015 to August 31, 2016. Total compensation received by the NEOs during this period also increased but at a higher rate than the Corporation’s share price. It should be noted that the Corporation hired an executive to the newly created position of Chief Operating Officer in the early part of the financial year, which contributed to the increase in total compensation received by the NEOs during this period.

•
The Corporation’s share price performance increased from September 1, 2016 to August 31, 2017. Total compensation received by the NEOs decreased during this period as certain financial targets were not met, which consequently was aligned with shareholders’ interests.

•
The Corporation’s share price remained relatively flat as at August 31, 2018 compared to the previous financial year, while total compensation received by the NEOs decreased during that period as certain financial targets were not met. In addition, fewer Restricted Share Units (RSUs) were attributed to the CEO in 2018 than in the previous year, while the Executive Chairman accepted a reduced compensation plan after transitioning from his former role as CEO.

•
The Corporation’s share price performance decreased from September 1, 2018 to August 31, 2019. Total compensation received by the NEOs increased during this period since most financial targets were met with revenues, bookings, IFRS net loss, adjusted EBITDA and cash flows from operations improving year-over-year.

•
The Corporation’s share price performance slightly decreased from September 1, 2019 to August 31, 2020. Total compensation received by the NEOs slightly dropped as well during this period, which aligned it with the Corporation’s share price performance.

Total compensation to NEOs of the Corporation is defined as the aggregate of base salary, short-term compensation and long-term compensation. Base salary is established at the beginning of each financial year, according to recommendations made by the Board of Directors’ Human Resources Committee. Short-term compensation, which varies from one year to the next, is contingent upon the achievement of pre-established objectives measured against corporate and individual targets for a given financial year. For more information about short-term compensation, refer to the heading entitled “Short Term Incentive Compensation.” Long-term compensation, which is provided in the form of RSUs, vests over a three- to five-year period, depending on the achievement of pre‑established corporate goals. For more information about long-term compensation, refer to the heading entitled “Long-Term Incentive Plan”.

Consequently, base salary and short-term compensation do not necessarily track the market value of our share price. Long-term compensation, however, is directly aligned with share-price performance, since the market value of PSUs and RSUs is equal to the market value of our shares on any vesting day. Accordingly, the market value of the Corporation’s share price will affect the planned value of NEOs’ total compensation, thereby partially aligning their experience with that of shareholders.

DIRECTORS AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors, the Corporation as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$616,825 from September 30, 2020 to September 30, 2021, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$15 million per year, subject to a deductible of US$250,000 for liability incurred by its officers and directors and US$500,000 for liability incurred by the Corporation and/or its subsidiaries (Side C coverage). A separate excess director and officer liability policy with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is exhausted. All defense costs remain payable by the insurance carriers outside the limits of insurance per actual Quebec’s civil code provision.

REPORT ON CORPORATE GOVERNANCE PRACTICES

Corporate Governance Developments in Canada

In January 2004, the Canadian Securities Administrators (the “CSA”) adopted Multilateral Instrument 52-110—Audit Committees, which was last amended in November 2015 (“MI 52‑110”). MI 52‑110 sets forth certain requirements regarding Audit Committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in our 2020 Annual Information Form on Form 20-F under Exhibit 11.5 (Audit Committee Charter), Items 6.A (Directors and Senior Management) and 16.C (Principal Accountant Fees and Services) available as described below. For the composition of the Audit Committee, refer to the table provided under heading “Nominees for Election as Directors and their Beneficial Ownership of Voting Securities”.

Effective June 30, 2005, the CSA also adopted National Instrument 58-101—Disclosure of Corporate Governance Practices (“NI 58‑101”) and National Policy 58‑201—Effective Corporate Governance (“NP 58‑201” and, together with MI 52‑110, the “CSA Corporate Governance Standards”). NP 58‑201 provides guidance to Canadian issuers with respect to corporate governance practices, while NI 58‑101 requires issuers to make certain disclosures regarding their governance practices. The CSA Corporate Governance Standards, particularly NI 58‑101 and NP 58‑201, have replaced the former guidelines of the Toronto Stock Exchange that had, prior to the coming into force of the CSA Corporate Governance Standards, served as the primary source of codified recommendations in respect of corporate governance practices in Canada.

EXFO’s Corporate Governance Practices

In accordance with NI 58‑101, we are required to disclose information with respect to our system of corporate governance. Over the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and, whenever practicable, exceed the CSA Standards.

We adopted in March 2005, and are updating on a regular basis, a number of charters and policies, including an Audit Committee Charter, a Board of Directors Corporate Governance Guidelines, a Code of Ethics for our Principal Executive Officer and Senior Financial Officers, a Disclosure Guidelines, an Ethics and Business Conduct Policy, a Human Resources Committee Charter, a Securities Trading Policy and a Statement on Reporting Ethical Violations (Whistleblower Policy). We adopted in October 2006 a policy regarding Hiring Employees and Former Employees of Independent Auditor. We adopted in June 2011 an Independent Members Committee Charter. We also adopted in October 2011 a majority voting policy for the election of our Directors and amended it in order to comply with the TSX Rules in March 2016. We amended in October 2012 the Human Resources Committee Charter in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation’s executive compensation policies and procedures.

In July 2018, we amended our Ethics and Business Conduct Policy and our Agent Code of Conduct to remove the exception for facilitation payments. In March 2017, we amended our Disclosure Guidelines to add the Executive Chairman as a member of the Disclosure Committee. In June 2017, we also amended our Director Share Ownership Policy and our Board of Directors Corporate Governance Guidelines in order to introduce mandatory obligations for our Directors to elect to receive at least seventy-five (75%) of their Annual Retainer in form of DSUs until their cumulative Annual Retainers equal or exceed three (3) times the sum of: i) the Annual Retainer for Directors; ii) the Annual Retainer for Audit Committee Members; and iii) the Annual Retainer for Human Resources Committee Members.

We amended in January 2013, in October 2014 and in October 2017 the Human Resources Committee Charter in order to respectively receive and discuss suggestions from shareholders for potential Directors’ nominees, to adapt it to the latest NASDAQ Rules on compensation committee along with an update on the nomination of Directors process and in order to specifically add the compensation review of the Executive Chairman. We adopted in January 2013 a Policy Regarding Conflict Minerals. We amended our Ethics and Business Conduct Policy and our Statement on Reporting Ethical Violations (Whistleblower Policy) in June 2013 and adopted in September 2013 the Agent Code of Conduct to formalize our anti-corruption compliance program. We adopted also in September 2013 a Director Share Ownership Policy. We also amended in October 2014 the Audit Committee Charter in order to harmonize its terminology with MI 52-110. We are also implementing best practices such as Best Practice regarding the Granting Date of Stock Incentive Compensation and the establishment of guidelines regarding the filing and disclosure of material contracts. We refer to our Board of Directors and Committee Charters as our “Corporate Governance Rules”.

We are of the view that adopting and implementing good corporate governance practices is a cornerstone of our corporate and management practices and policies and that our existing corporate governance practices already meet the prevailing corporate governance standards. We further believe that the measures we have adopted with respect to corporate governance comply substantially with the CSA Standards.

We encourage our shareholders to consult our Corporate Governance Rules and Ethics and Business Conduct Policy available on our website (www.EXFO.com) and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

Our 2020 Annual Information Form on Form 20-F (also filed with the Securities and Exchange Commission (“SEC”)), which will be available on or before November 29, 2020 and which may be obtained free of charge upon request to the Corporate Secretary or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S., will also contain certain information with respect to our corporate governance practices.

We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board of Directors are of the view that our corporate governance practices, as summarized in the Schedule A attached to this Management Proxy Circular, are in substantial compliance with the CSA Corporate Governance Standards. Copies of our Corporate Governance Rules and all related policies (including those mentioned above) are available on our website (www.EXFO.com) as mentioned in Schedule A.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. The Corporation shall provide to any person or company, free of charge upon request to the Corporate Secretary of the Corporation, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 23704 or fax number (418) 683-9839:

(a)
one (1) copy of the Annual Report on Form 20-F of the Corporation filed with the SEC in the United States pursuant to the Securities Exchange Act of 1934, and with securities commissions or similar authorities;

(b)
one (1) copy of the consolidated financial statements and the Auditors’ report thereon as well as the Management’s discussion and analysis of financial condition and results of operations of the Corporation for its most recently completed financial year, included in the Annual Report on Form 20-F of the Corporation and one (1) copy of any interim consolidated financial statements of the Corporation subsequent to the consolidated financial statements for its most recently completed financial year;

(c)	one (1) copy of this Management Proxy Circular.

Additional information relating to the Corporation is also included in the Corporation’s Annual Report on Form 20-F for the year ended August 31, 2020. The consolidated audited annual financial statements, the report of the auditors and Management’s discussion and analysis is being mailed to shareholders, pursuant to applicable legislation, with the Notice of Meeting and this Management Proxy Circular. Additional copies of the above mentioned documents are available on SEDAR at www.sedar.com in Canada or at www.sec.gov/edgar.shtml in the U.S., and may be obtained free of charge from the Corporation upon request and will be available at the Meeting and on the Corporation website (www.EXFO.com) under the Investors Section.

DIRECTORS’ APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

DATED at Quebec, Province of Quebec, Canada, this 1st day of November 2020.

/s/ Benoit Ringuette
Benoit Ringuette
Corporate Secretary
EXFO INC.
400 Godin Avenue
Quebec, Province of Quebec, Canada, G1M 2K2

SCHEDULE A
CORPORATE GOVERNANCE PRACTICES

CSA Guidelines			EXFO’s Corporate Governance Practices
1.	Board of Directors
	(a)	Disclose the identity of directors who are independent.	The following directors are independent: Mr. François Côté Ms. Angela Logothetis Mr. Claude Séguin Mr. Randy E. Tornes
	(b)	Disclose the identity of directors who are not independent and describe the basis for that determination.
Mr. Germain Lamonde – non-independent – is Executive Chairman of the Corporation and the majority shareholder of the Corporation as he has the ability to exercise a majority of the votes for the election of the Board of Directors.

Mr. Philippe Morin – non-independent – is CEO of the Corporation since April 1, 2017.

(c)
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The majority of directors are independent: From September 1, 2019 to November 1, 2020, 4 out of 6.
	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Mr. Claude Séguin is chairman of the board of directors of Fonds de solidarité FTQ and is a member of the board of directors of Hydro-Québec.
(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors hold as many meetings as needed annually and any director may request a meeting at any time. From September 1, 2019 and to November 1, 2020 six (6) meetings of independent directors without Management occurred.

In June 2011, an Independent Members Committee Charter was adopted.

(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair of the Board of Directors (being the majority shareholder) is not an independent director. Since 2002, the Corporation has named an independent director to act as “Lead Director”. Mr. François Côté has been acting as the independent “Lead Director” of the Corporation since January 2016.

The Lead Director is an outside and unrelated director appointed by the Board of Directors to ensure that the Board of Directors can perform its duties in an effective and efficient manner independent of Management. The appointment of a Lead Director is part of the Corporation’s ongoing commitment to good corporate governance. The Lead Director will namely:

		●	provide independent leadership to the Board of Directors;
		●	select topics to be included in the Board of Directors meetings;
		●	facilitate the functioning of the Board of Directors independently of the Corporation’s Management;
		●	maintain and enhance the quality of the Corporation’s corporate governance practices;
		●	in the absence of the Executive Chair, act as chair of meetings of the Board of Directors;
		●	recommend, where necessary, the holding of special meetings of the Board of Directors;
		●	serve as Board of Directors ombudsman, so as to ensure that questions or comments of individual directors are heard and addressed;
●
manage and investigate any report received through the Corporation website pursuant to the Corporation’s Statement on reporting Ethical Violations, Ethics and Business Conduct Policy and Agent Code of Conduct; and

		●	work with the Board of Directors to facilitate the process for developing, monitoring and evaluating specific annual objectives for the Board of Directors each year.
(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The table below indicates the Directors’ record of attendance at meetings of the Board of Directors and its committees during the financial year ended August 31, 2020:
Director	Board Meetings Attended	Audit Committee Meetings Attended	Human Resources Committee Meetings Attended	Independent Directors Meetings Attended	Total Board and Committee Meetings Attendance Rate
Lamonde, Germain	5 of 5	n/a	n/a	n/a	100%
Côté, François	4 of 5	4 of 4	4 of 4	5 of 5	94%
Logothetis, Angela	5 of 5	4 of 4	4 of 4	5 of 5	100%
Morin, Philippe	5 of 5	n/a	n/a	n/a	100%
Séguin, Claude	5 of 5	4 of 4	4 of 4	5 of 5	100%
Tornes, Randy E.	5 of 5	4 of 4	4 of 4	5 of 5	100%
Attendance Rate:	97%	100%	100%	100%	99%

2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
	(a)	Assuring the integrity of the executive officers and creating a culture of integrity throughout the organization.
The Board of Directors is committed to maintaining the highest standards of integrity throughout the organization. Accordingly, the Board of Directors adopted an Ethics and Business Conduct Policy and a Statement on Reporting Ethical Violations (Whistleblower Policy) which are available on the Corporation’s website (www.EXFO.com) to all employees and initially distributed to every new employee of the Corporation.

	(b)	Adoption of a strategic planning process.
The Board of Directors provides guidance for the development of the strategic planning process and approves the process and the plan developed by Management annually. In addition, the Board of Directors carefully reviews the strategic plan and deals with strategic planning matters that arise during the year.

	(c)	Identification of principal risks and implementing of risk management systems.	The Board of Directors works with Management to identify the Corporation’s principal risks and manages these risks through regular appraisal of Management’s practices on an ongoing basis.
	(d)	Succession planning including appointing, training and monitoring senior management.
The Human Resources Committee is responsible for the elaboration and implementation of a succession planning process and its updates as required. The Human Resources Committee is responsible to monitor and review the performance of the Executive Chairman and of the Chief Executive Officer and that of all other senior officers.

	(e)	Communications policy.
The Chief Financial Officer of the Corporation is responsible for communications between Management and the Corporation’s current and potential shareholders and financial analysts. The Board of Directors adopted and implemented Disclosure Guidelines to ensure consistency in the manner that communications with shareholders and the public are managed. The Audit Committee reviews press releases containing the quarterly results of the Corporation prior to release. In addition, all material press releases of the Corporation are reviewed by the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Director of Investor Relations, Director of Financial Reporting and Accounting and General Counsel. The Disclosure Guidelines have been established in accordance with the relevant disclosure requirements under applicable Canadian and United States securities laws.

	(f)	Integrity of internal control and management information systems.
The Audit Committee has the responsibility to review the Corporation’s systems of internal controls regarding finance, accounting, legal compliance and ethical behavior. The Audit Committee meets with the Corporation’s external auditors on a quarterly basis. Accordingly, the Corporation fully complies with Sarbanes-Oxley Act requirements within the required period of time.

(g)	Approach to corporate governance including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer.
The Board of Directors assumes direct responsibility for the monitoring of the Board of Director’s corporate governance practices, the functioning of the Board of Directors and the powers, mandates and performance of the committees. These responsibilities were previously assumed by the Human Resources Committee. Accordingly, the Board of Directors adopted the following policies to fully comply with these responsibilities, which are updated on a regular basis as required:

		Policy	Adopted	Amendments
		Audit Committee Charter*	March 2005	November 2011 (French version only) October 2014
		Board of Directors Corporate Governance Guidelines*	March 2005	February 2010 June 2017
		Code of Ethics for our Principal Executive Officer and Senior Financial Officers*	March 2005	February 2010
		Disclosure Guidelines	March 2005	May 2005 August 2008 March 2017
		Ethics and Business Conduct Policy*	March 2005	June 2013 July 2018
		Human Resources Committee Charter*	March 2005	September 2006 October 2012 January 2013 October 2014 October 2017
		Securities and Trading Policy	March 2005	February 2010
		Statement on Reporting Ethical Violations (Whistleblower Policy)*	March 2005	June 2013
		Policy Regarding Hiring Employees and Former Employees of Independent Auditor*	October 2006	February 2010
		Best Practice Regarding the Granting Date of Stock Incentive Compensation	April 2007	February 2010
		Guidelines Regarding the Filing and Disclosure of Material Contracts	October 2008	February 2010
		Independent Members Committee Charter*	June 2011
		Majority Voting Policy*	October 2011	March 2016
		Policy Regarding Conflict Minerals*	January 2013	December 2018
		Agent Code of Conduct*	September 2013	July 2018
		Director Share Ownership Policy*	September 2013	June 2017
* Available on the Corporation’s website (www.EXFO.com).

The Board of Directors adopted in October 2011 a Majority Voting Policy for the election of directors and updated it in accordance with the TSX Rules in March 2016. In October 2012 in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation’s executive compensation policies and procedures, the Board of Directors amended the Human Resources Committee Charter. The Board of Directors amended in January 2013 the Human Resources Committee Charter to include within the Human Resources Committee’s mandate the responsibility to receive and discuss suggestions from shareholders for potential director’s nominees. Also, in January 2013, the Board of Directors adopted a Policy Regarding Conflict Minerals. In the course of formalizing its anti-corruption compliance program, the Board of Directors amended the Ethics and Business Conduct Policy and the Statement on Reporting Ethical Violations (Whistleblower Policy) in June 2013 and also adopted in September 2013 the Agent Code of Conduct. In September 2013, the Board of Directors integrated a governance best practice by adopting a Director Share Ownership Policy.

The Board of Directors amended in October 2014 the Human Resources Committee Charter in order to adapt it to the latest NASDAQ Rules on compensation committees along with an update on the nomination of directors process and the Audit Committee Charter in order to harmonize its terminology with MI 52-110.

The Board of Directors amended in March 2017 the Disclosure Guidelines to add the Executive Chairman as a member of the Disclosure Committee. The Board of Directors amended in June 2017 the Director Share Ownership Policy and the Board of Directors Corporate Governance Guidelines in order to introduce mandatory obligations for the directors to elect to receive at least seventy-five (75%) of their Annual Retainer in form of DSUs until their cumulative Annual Retainers equal or exceed three (3) times the sum of: i) the Annual Retainer for directors; ii) the Annual Retainer for Audit Committee Members; and iii) the Annual Retainer for Human Resources Committee Members. The Board of Directors amended in October 2017 the Human Resources Committee Charter in order to specifically add the compensation review of the Executive Chairman. The Board of Directors amended in July 2018 the Ethics and Business Conduct Policy and the Agent Code of Conduct to remove the exception for facilitation payments.

(h)	Expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.
The Board of Directors is also responsible for the establishment and functioning of all of the Board of Directors’ committees, their compensation and their good standing. At regularly scheduled meetings of the Board of Directors, the directors receive, consider and discuss committee reports. The directors also receive in advance of any meeting, all documentation required for the upcoming meetings and they are expected to review and consult this documentation.

3.	Position Descriptions
(a)
Disclose whether or not the board has developed written position descriptions for the chair of the board and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

There is no specific mandate for the Board of Directors, however the Board of Directors is, by law, responsible for managing the business and affairs of the Corporation. Any responsibility which is not delegated to senior Management or to a committee of the Board of Directors remains the responsibility of the Board of Directors. Accordingly, the chairs of the Board of Directors, of the Audit Committee and of the Human Resources Committee will namely:

		●	provide leadership to the Board of Directors or Committee;
		●	ensure that the Board of Directors or Committee can perform its duties in an effective and efficient manner;
		●	facilitate the functionary of the Board of Directors or Committee; and
		●	promote best practices and high standards of corporate governance.
(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

No written position description has been developed for the Executive Chairman nor for the CEO. The Executive Chairman and the Chief Executive Officer, along with the rest of Management placed under their supervision, are responsible for meeting the corporate objectives as determined by the strategic objectives and budget as they are adopted each year by the Board of Directors.

4.	Orientation and Continuing Education
(a)	Briefly describe what measures the board takes to orient new directors regarding
	i.	the role of the board, its committees and its directors; and	The Human Resources Committee Charter foresees that the Human Resources Committee maintains an orientation program for new directors.
	ii.	the nature and operation of the issuer’s business.

Presentations and reports relating to the Corporation’s business and affairs are provided to new directors. In addition, new Board of Directors members meet with senior Management of the Corporation to review the business and affairs of the Corporation.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Human Resources Committee Charter foresees that the Human Resources Committee maintains a continuing education program for directors. In March 2013, the independent directors of the Corporation attended a presentation on the Corruption of Foreign Public Officials Act given by PricewaterhouseCoopers LLP. In March 2014, the independent directors of the Corporation attended a presentation on directors’ fiduciary duty by Fasken Martineau DuMoulin LLP. In March 2015, the directors of the Corporation attended a presentation on directors’ fiduciary duty in a controlled environment and on Corporate Governance by Norton Rose Fulbright LLP. In October 2015, the directors of the Corporation attended a presentation on the Corporation’s Service Assurance products by the Vice President Transport and Service AssuranceDivision of the Corporation. In 2016, the directors of the Corporation attended an online training on the Corporation’s business and orientation. In 2017, the directors of the Corporation attended a training on the Corporation’s products and solutions and also attended a presentation on Fraud Risk given by PricewaterhouseCoopers LLP. In 2018, the directors of the Corporation attended trainings on the Corporation’s products and solutions and attended a presentation on stock valuation by Canaccord Genuity and by Cowen. In 2019, the directors of the Corporation attended trainings on the Corporation’s products and solutions and on IFRS.

5.	Ethical Business Conduct
	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
The Corporation is committed to maintaining the highest standard of business conduct and ethics. Accordingly, the Board of Directors updated and established (i) a Board of Directors Corporate Governance Guidelines, (ii) a Code of Ethics for our Principal Executive Officer and senior Financial Officers, (iii) an Ethics and Business Conduct Policy and (iv) a Statement on Reporting Ethical Violations (Whistleblower Policy) which are available on the Corporation’s website (www.EXFO.com).

		i.	disclose how a person or company may obtain a copy of the code;
		ii.	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
The Board of Directors will determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of a violation of the Code of Ethics for our Principal Executive Officer and senior Financial Officers. Someone who does not comply with this Code of Ethics will be subject to disciplinary measures, up to and including discharge from the Corporation. Furthermore, a compliance affirmation must be filled in a written form agreeing to abide by the policies of the Code of Ethics.

iii.
provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
No material change report has been required or filed during our financial year ended August 31, 2020 with respect to any conduct constituting a departure from our Code of Ethics.

(b)
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Activities that could give rise to conflicts of interest are prohibited. Members of the Board of Directors should contact the Lead Director or in-house legal counsel regarding any issues relating to possible conflict of interest. If such event occurs, the implicated Board of Directors member will not participate in the meeting and discussion with respect to such possible conflict of interest and will not be entitled to vote on such matter. Senior executives should also contact the in-house legal counsel regarding any issues relating to possible conflict of interest.

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The Corporation has instituted and follows a “Whistleblower Policy” where each member of the Board of Directors as well as any senior officer, every employee of the Corporation and any person is invited and encouraged to report anything appearing or suspected of being non-ethical to our Lead Director, in confidence. The Lead Director has the power to hire professional assistance to conduct an internal investigation should he so feel it is required. The Corporation also provides training to its employees as part of its anti-corruption compliance program.

6.	Nomination of Directors
	(a)	Describe the process by which the board identifies new candidates for board nomination.
The Board of Directors adopted and implemented a Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. The Human Resources Committee is responsible for nomination, assessment and compensation of directors and officers.

More specifically, the Human Resources Committee, which is comprised entirely of independent directors, is responsible for the recruitment and recommendation of new candidates for appointment or election to the Board. When considering a potential candidate, the Human Resources Committee considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Based on the talent already represented on the Board, the Human Resources Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Corporation. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from Management, international experience, financial literacy, excellent communications skills and the ability to work well with the Board and the Corporation. The Human Resources Committee considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her obligations as a Board member.

The Human Resources Committee maintains a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. The Human Resources Committee also considers recommendations for director nominees submitted by the Corporation’s shareholders, officers, directors and senior management.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Human Resources Committee consists of four (4) members all of whom are independent directors. The Chairman of the Human Resources Committee is Mr. François Côté.
The Human Resources Committee Charter foresees:

●
recommending a process for assessing the performance of the Board of Directors as a whole, the Chair of the Board of Directors and the Committee chairs and the contribution of individual directors, and seeing to its implementation;

	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	●
recommending the competencies, skills and personal qualities required on the Board of Directors in order to create added value, taking into account the opportunities and risks faced by the Corporation and subsequently identifying and recommending to the Board of Directors.

7.	Compensation
	(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.
The Human Resources Committee reviews periodically compensation policies in light of market conditions, industry practice and level of responsibilities. Only independent directors are compensated for acting as directors of the Corporation.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources Committee consists of four (4) members all of whom are independent directors. The Chairman of the Human Resources Committee is Mr. François Côté.
	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Human Resources Committee Charter foresees that such committee shall:
● review and approve on an annual basis the annual compensation of all senior officers which namely includes the assessment of risks associated with the compensation of such senior officers;

●
review and approve, on behalf of the Board of Directors or in collaboration with the Board of Directors as applicable, on the basis of the attribution authorized by the Board of Directors, to whom options to purchase shares of the Corporation, PSUs, RSUs or DSUs shall be offered as the case may be and if so, the terms of such options, PSUs, RSUs or DSUs in accordance with the terms of the Corporation’s LTIP or DSU Plan provided that no options, PSUs, RSUs or DSUs shall be granted to members of this committee without the approval of the Board of Directors;

		●	recommend to the Board of Directors from time to time the remuneration to be paid by the Corporation to directors;
		●	make recommendations to the Board of Directors with respect to the Corporation’s incentive compensation plans and equity-based plans.
8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.	The Board of Directors has no other standing committee.
9.
Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors assumes direct responsibility for the monitoring of the Board of Directors’ corporate governance practices, the functioning of the Board of Directors and the powers, mandates and performance of the Human Resources Committee. The Human Resources Committee, composed solely of independent directors, initiates a self-evaluation of the Board of Directors’ performance on an annual basis. Questionnaires are distributed to each independent director for the purpose of evaluation of the Board of Directors’ responsibilities and functions and the performance of the Board of Directors’ Committees. The results of the questionnaires are compiled on a confidential basis to encourage full and frank commentary and are discussed at the next regular meeting of the Human Resources Committee or independent Board of Directors members meeting.

10.
Director Term Limits and Other Mechanisms of Board Renewal –
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Corporation does not have a policy that limits the term of the directors on its board. The Board has determined that the term limit of the director’s mandate or the mandatory retirement age is not essential in part, because Board renewal has not been a challenge for the Corporation in recent years. Specifically, the average tenure of the current independent directors is low, at approximately six (6) years and a third (seventy-six (76) months). Historically, including the current independent directors, the average tenure of the independent directors that served on the Board of Directors since 2000 is approximately eight (8) years (ninety-six (96) months). In addition, the Corporation seeks to avoid losing the services of a qualified director with experience and in-depth knowledge of the Corporation through the imposition of an arbitrary term limit but is of the opinion however that a balance between long‐term directors and new directors who bring a different experience and new ideas is essential.

The Human Resources Committee initiates a self-evaluation of the Board of Directors’ performance on an annual basis. This evaluation is an alternative mechanism for renewing the terms of the directors serving on its Board of Directors. The annual review process of the overall efficiency of the Board of Directors and committees as a whole and of committee members and directors on an individual basis, remains the best way of ensuring that the skills required are well represented within the Board of Directors.

11.	Policies Regarding the Representation of Women, Indigenous Person, Person with Disabilities or a Member of Visible Minorities on the Board
(a)
Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women, indigenous person, person with disabilities or a member of visible minorities directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Corporation does not have any written policy regarding the identification and nomination of women, indigenous person, person with disabilities or a member of visible minorities directors as it did not deem it necessary and its focus is on the recruitment of candidates with the specific skills, personal qualities and experiences to add the highest value to the Board, rather than on the gender or other personal characteristics of particular candidates.

	(b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:		The Corporation does not have a written policy.
		i.	a short summary of its objectives and key provisions,
		ii.	the measures taken to ensure that the policy has been effectively implemented,
		iii.	annual and cumulative progress by the issuer in achieving the objectives of the policy, and
		iv.	whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

12.
Consideration of the Representation of Women, Indigenous Person, Person with Disabilities or a Member of Visible Minorities in the Director Identification and Selection Process – Disclose whether and, if so, how the board or nominating committee considers the level of representation of women, indigenous person, person with disabilities or a member of visible minorities on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women, indigenous person, person with disabilities or a member of visible minorities on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

The Human Resources Committee does not specifically consider the level of representation of women, indigenous person, person with disabilities or a member of visible minorities on the Board in identifying and nominating candidates for election or re-election to the Board. In the context of such process, it considers the then current Board composition and anticipated competencies required so as to add the highest value to the Board. See Heading 6 “Nomination of Directors” on page 136 of this Circular for a description of the process adhered to by the Corporation to select director candidates.

13.
Consideration Given to the Representation of Women, Indigenous Person, Person with Disabilities or a Member of Visible Minorities in Executive Officer Appointments – Disclose whether and, if so, how the issuer considers the level of representation of women, indigenous person, person with disabilities or a member of visible minorities in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women, indigenous person, person with disabilities or a member of visible minorities in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

The Corporation is focused on finding executive talent to grow and expand its business. As such, it focuses on recruiting and retaining executive talent needed to develop and implement the Corporation’s strategy, objectives and goals without regard for the gender or other personal characteristics of particular candidates for executive officer positions.

14.	Issuer’s Targets Regarding the Representation of Women, Indigenous Person, Person with Disabilities or a Member of Visible Minorities on the Board and in Executive Officer Positions
(a)
For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women, indigenous person, person with disabilities or a member of visible minorities on the issuer’s board or in executive officer positions of the issuer by a specific date.

N/A.
(b)
Disclose whether the issuer has adopted a target regarding women, indigenous person, person with disabilities or a member of visible minorities on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

The Corporation does not have a target of women, indigenous person, person with disabilities or a member of visible minorities on the Board of Directors because it does not believe that any candidate for membership to the Board of Directors should be chosen nor excluded solely or largely because of gender or other personal characteristics. In selecting director nominees, the Corporation considers the skills, expertise and background that would complement the existing Board.

(c)
Disclose whether the issuer has adopted a target regarding women, indigenous person, person with disabilities or a member of visible minorities in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

The Corporation has not adopted a target regarding women, indigenous person, person with disabilities or a member of visible minorities in executive officer positions of the Corporation. The Corporation considers candidates based on their qualifications, personal qualities, business background and experience, and does not feel that targets necessarily result in the identification or selection of the best candidates.

	(d)	If the issuer has adopted a target referred to in either (b) or (c), disclose:		The Corporation has not adopted a target.
		i.	the target, and
		ii.	the annual and cumulative progress of the issuer in achieving the target.

15.	Number of Women, Indigenous Person, Person with Disabilities or a Member of Visible Minorities on the Board and in Executive Officer Positions
	(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women, indigenous person, person with disabilities or a member of visible minorities.
Currently, one of the Corporation’s Board members is a woman (17%).

Currently, none of the Corporation’s Board members is an indigenous person (First Nations, Inuit and Métis), a person with disabilities nor a member of visible minorities.

(b)
Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women, indigenous person, person with disabilities or a member of visible minorities.

Currently, one of the Corporation’s executive officers is a woman (9%).

Currently, none of the Corporation’s executive officers is an indigenous person (First Nations, Inuit and Métis), a person with disabilities nor a member of visible minorities.